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DATE: 4/12/05

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PEARSON

Governance and Financial Statements 2004

Contents

Throughout this report (unless otherwise stated):

1. Growth rates are on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2004, currency movements reduced revenues on a continuing business basis by £302m and profits by £51m while portfolio changes increased revenues by £41m and reduced profits by £8m.
2. Adjusted figures are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years.
3. The 'business performance' measures, which Pearson uses alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Pearson uses these measures because we consider them to be most useful for tracking underlying business performance. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 9 and 27.
4. The value of the dollar has been translated at the year end rate; $1.92: £1 sterling.

Operating and Financial Review

2004 overview

In 2004, we set out to achieve underlying progress on our three financial measures: adjusted earnings per share, free cash flow and return on invested capital. We are pleased to report that we made that progress, even in a weak market for the US school industry and a tough year for Penguin. We also made further efficiency gains and product investments, which have set the stage for significant progress in 2005 and beyond as our market conditions improve.

Pearson's sales rose 3% in 2004, with solid growth at Pearson Education and IDC. Adjusted operating profit increased 7%, with a 24% decline at Penguin being more than offset by good progress at our largest business, Pearson Education (up 5%) and a significant profit improvement at the FT Group (up 69%). Adjusted earnings per share of 30.0p (2003: 32.0p) were up 5% on an underlying basis, helped by this profit improvement and by lower tax and interest charges.

Our reported results were once again affected by currency movements. We earn approximately two-thirds of our sales in the US and the weakening of the dollar against the pound (£1:$1.83 in 2004 against £1:$1.63 in 2003) reduced our reported sales by £302m and our reported operating profit by £51m for our continuing businesses.

Our cash flow progressed with total free cash flow rising by £96m to £288m, representing a cash conversion rate of 93%. Average working capital:sales at Pearson Education and Penguin – our working capital users – improved by half a percentage point to 32.3%. Efficiency improvements more than offset an increase in product investment and the start-up of new contracts.

We ended the year with net debt of £1,206m, an 11% improvement on 2003.

Our statutory results also showed an improvement with operating profit rising 2% and statutory basic earnings per share increasing to 11.1p from 6.9p in 2003.

The board is proposing a dividend increase of 5% to 25.4p for the full year.



Rona Fairhead, *Chief financial officer*

Adjusted earnings per share

04	30.0p / 57.6¢	3.7p*
03	32.0p / 61.4¢	
02	30.5p / 58.2¢	
01	21.4p / 41.1¢	

Our progress We increased our adjusted eps by 5% on an underlying basis. Currency movements eroded our reported performance by 3.7p. In 2005 we expect strong earnings growth.

*Constant currency

Total free cash flow

04	£288m / $553m
03	£192m / $369m
02	£215m / $413m
01	£140m / $269m

Our progress Our cash improved by £96m, helped by the receipt of the TSA payment in December 2004. We expect our free cash flow to increase further in 2005.

Return on invested capital

Year	Value	
04	6.2%	0.4%*
03	6.5%	
02	6.0%	
01	4.6%	

Our progress Reported ROIC was a little lower than in 2003 at 6.2%, but it rose again on an underlying basis. This was the result of improvements in operating profit and working capital efficiency. We expect further improvement in ROIC in 2005.

*Constant currency

Pearson Education

Sales

04	£2,356m / $[illegible]
03	£2,451m / $[illegible]
02	£2,750m / $5,292m
01	£2,604m / $[illegible]
00	£2,090m / $[illegible]

Adjusted operating profit

04	£293m / $536m
03	£316m / $[illegible]
02	£326m / $[illegible]
01	£274m / $[illegible]
00	£257m / $[illegible]

Pearson Education had a strong year, growing sales by 4% and profits by 5% in spite of the weakest US new adoption market* for five years. Our School business increased profits by 2%, our US Higher Education business grew ahead of its industry and our Professional business increased profits by 30%.

School

Our School business ended the year with sales level with 2003 and profits up 2%. In a year when new adoption spending fell by some 40% to approximately $500m we led the new adoption market, taking a 27% share of this smaller new adoption opportunity – or 30% of the adoption opportunities we participated in. We benefited from our strength across a wide range of subjects and grade levels, with a decline in elementary sales (after particularly strong market share growth in 2003) mitigated by a strong performance in the secondary market. We returned to growth in the open territories and in supplementary publishing, helped by the restructuring actions we took in 2003 and by the sharp recovery in US state budgets. We also invested in major new programmes in reading, science, literature and social studies, which should help us capture a good share of a strong US School market over the next few years.

Our US School testing business benefited from the start-up of a number of new state contracts, including Texas, Ohio, Virginia and Washington. We continued to win new multi-year contracts, worth $150m, including Tennessee, New Jersey and California ahead of implementation of the No Child Left Behind Act testing requirements, which become mandatory in the school year starting in September 2005. Our digital learning businesses showed a further profit improvement on slightly lower sales and we continued to develop and sell new products which integrate our content, testing and technology in a more focused way. The decline in reported profits reflects the impact of dollar weakness and a full year contribution from Edexcel, which is loss-making in the first half.

*Note In the US, 20 'adoption' states buy textbooks and related programmes on a planned contract schedule or 'adoption cycle'. The level of spending varies from year to year with this schedule, depending on the number of adoptions in the largest states and subjects. In 'open territory' states, school districts or individual schools buy textbooks according to their own individual schedules rather than on a statewide basis.

Higher Education

Our Higher Education business grew sales by 4% and profits by 1%. In the US we grew faster than the market for the sixth straight year, up 4% while the industry without Pearson was up 2%, according to the Association of American Publishers. We saw particular strength in two-year career colleges, a fast-growing segment, with vocational programmes in allied health, technology and graphic arts, and elsewhere in maths and modern languages.

Our margins eased a little as we achieved 5% growth outside the US and continued to invest to make our technology central to the teaching and learning process. We rolled out our online learning platforms into new subject areas including economics, psychology and modern languages and by the end of the year almost three million US college students were following their courses through one of our online programmes. Our custom publishing business, which creates specific programmes built around the curricula of individual faculties or professors, grew very strongly. Pearson Custom has now increased its sales eight-fold over the past six years and we have introduced our first customised online resources for individual college courses.

Recognising concern over the rising cost of higher education, we also accelerated our strategy of making our content available to students in a wide range of different formats and price points through our Pearson Choices programme (www.pearsonchoices.com). Through SafariX, 350 of our leading textbooks are now available to students in a web-based format, at half the price of their traditional print counterparts.

Professional

Our Professional education business grew sales by 12% and profits by 30%. Pearson Government Solutions grew sales by 25%, with strong growth from add-ons to existing programmes. We also won some important new contracts, including multi-year contracts worth $500m from customers such as the US Department of Health and the London Borough of Southwark. Our Professional Testing business grew sales 31% as we benefited from the start-up of major new contracts although we continued to operate at a small loss as we invested in building up the infrastructure for our 150-strong UK test centre network. Markets remained tough for our technology publishing titles, where sales were 6% lower, but profits were broadly level as a result of further cost actions.

Our education businesses outside the US contributed a record $1.2bn in revenues. We saw a series of good performances across the spectrum of our publishing, testing and software. We won $200m of multi-year school testing contracts outside the US. Edexcel successfully introduced our testing technology into the UK, marking 1.3 million examination scripts on-screen in 2004. Our international English Language Teaching business grew well, helped by our biggest ever ELT investment. The new programme, *English Adventure*, has been developed for primary school age students using Disney characters, and has now been launched in five major ELT markets with a plan to go to over 50 in the next few years.

Pearson Education completed a number of small bolt-on acquisitions in the year. These included Knowledge Analytic Technologies, extending our capabilities in electronic school testing and marking; Causeway Press, strengthening our UK education publishing for schools and colleges; Altona Ed, a web-based student information system; and Dominie Press in Spanish language supplementary publishing.

Sales	2004 £m	*2004 $m*	2003 £m	*2003 $m*	Change – underlying %
School	1,118	*2,147*	1,176	*2,258*	–
Higher Education	731	*1,404*	772	*1,482*	4
Professional	507	*973*	503	*966*	12
Total	2,356	*4,524*	2,451	*4,706*	4
Adjusted operating profit					
School	117	*225*	127	*244*	2
Higher Education	133	*255*	148	*284*	1
Professional	43	*83*	38	*73*	30
Total	293	*563*	313	*601*	5

The Financial Times Group

Sales	
04	[illegible] / $1,492m
03	£757m / $1,455m
02	£726m / $1,394m
01	£801m / $1,558m
00	£844m / $1,620m

Adjusted operating profit	
04	£108m / $207m
03	£86m / $165m
02	£80m / $154m
01	£72m / $138m
00	£98m / $188m

The Financial Times Group increased sales by 3% and profits by 69% with another good year from IDC, a more stable business advertising environment and the benefit of cost actions taken in recent years.

The *Financial Times* achieved revenue growth for the first year since 2000 and reduced losses from £32m in 2003 to £9m, returning to profit in the seasonally strong fourth quarter. Sales increased 3% with advertising revenues up 2% and circulation revenues also ahead.

Advertising performance across categories and regions was mixed throughout the year. While the recruitment and luxury goods categories increased by more than 20%, the business-to-business and technology sectors showed few signs of recovery. In terms of geography, good growth in Europe and Asia offset a very weak US corporate advertising market. We continued to reduce the FT's cost base, which is now £110m or one-third lower than it was in 2000. At the same time, we invested in editorial initiatives, printing the FT in Australia – a first for any international daily newspaper publisher – and increasing the reach and number of our colour magazines, *FT Magazine* and *How To Spend It*. Average circulation for the year of 435,000 was 3% lower than the previous year, while FT.com has 76,000 paying subscribers and 3.7 million unique users. The FT's performance in international surveys of business readership in print and online remained strong.

Les Echos achieved sales growth of 4% and profits grew very strongly, despite a volatile advertising market. Average circulation grew 3% to 119,800, while competitors continued to see falling sales. FT Business also posted significant profit growth, with sales growth across all its main markets, and a continuing emphasis on cost management.

Profit from the FT's associates and joint ventures doubled in the year. Losses narrowed at *FT Deutschland* as circulation and advertising revenue both grew strongly. *FT Deutschland* reached the 100,000 copy sales mark in December, and circulation averaged 96,600 (+6%). The Economist Group again increased its operating profit, with *The Economist's* circulation passing the significant one million mark, with an average weekly circulation of 1,009,759. The Group also launched a new annual, *Intelligent Life*, as well the first Chinese language edition of *The World in 2005.*

Interactive Data Corporation (NYSE: IDC), our 61%-owned financial information business, increased sales by 3% and profits by 9%. FT Interactive Data and e-Signal performed well, particularly in the US, where we saw some signs of improvement in market conditions. Worldwide renewal rates among institutional clients remained at or above 95%. Demand for Interactive Data's value-added services remained strong, with the signing of our 100th customer for our Fair Value Information Service product in December. IDC had a first full year contribution from acquisitions made in 2003, ComStock and Hyperfeed Technologies, and acquired FutureSource in September to expand and complement e-Signal. The consolidation of seven US data centres into two facilities is on track for completion at the end of this year.

In December, we announced our intention to sell our shareholding in Recoletos, our 79%-owned Spanish media group, to Retos Cartera as part of a tender offer for all of Recoletos. Retos Cartera's tender offer was launched on 16 February 2005 and we accepted it on 25 February. In January 2005, we also accepted an offer from Dow Jones & Co. for our 22% stake in MarketWatch, bringing in proceeds of $101m.

Sales	2004 £m	*2004 $m*	2003 £m	*2003 $m*	Change – underlying %
FT Newspaper	208	*399*	203	*390*	3
Other FT publishing	110	*211*	112	*215*	5
IDC	269	*517*	273	*524*	3
Total continuing	587	*1,127*	588	*1,129*	3
Discontinued (Recoletos)	190	*365*	169	*324*	15
Total	777	*1,492*	757	*1,453*	6
Adjusted operating profit/(loss)					
FT Newspaper	(9)	*(17)*	(32)	*(62)*	72
Other FT publishing	11	*21*	6	*11*	61
Associates and joint ventures	6	*11*	3	*6*	100
IDC	78	*150*	81	*156*	9
Total continuing	86	*165*	58	*111*	69
Discontinued (Recoletos)	22	*42*	28	*54*	(18)
Total	108	*207*	86	*165*	39

The Penguin Group

Sales	
04	£786m : $1,509m
03	£840m : $1,613m
02	£838m : $1,609m
01	£820m : $1,574m
00	£735m : $1,450m

Adjusted operating profit	
04	£54m : $104m
03	£91m : $175m
02	£87m : $167m
01	£80m : $154m
00	£79m : $152m

Penguin had a difficult year, with flat sales and significantly lower profits, despite a successful publishing schedule. The single largest factor in the decline in reported operating profit was the weak dollar. Penguin makes approximately two-thirds of its sales in the US and the dollar's decline against sterling reduced Penguin's profits by £14m. The 24% decline in underlying operating profit was caused by a number of factors, including disruption to our UK distribution and weakness in the US consumer publishing market.

In the UK, our move to a new warehouse, to be shared between Penguin and Pearson Education, disrupted supply of our books and had a particular impact on backlist titles. Although we traded well in the second half, and shipped more books to our UK customers than in the previous year, we incurred some £9m of additional costs as we took special measures to deliver books, including the cost of running two warehouses, shipping books direct and additional marketing support. By the end of the year, we had eliminated the order backlog in the warehouse, and the new management team has continued to make good progress in the early part of 2005, successfully installing the new automated warehouse management system. We will continue to incur dual running costs until Pearson Education moves into the new warehouse, which is planned for the second half.

After a good start to the year, the US consumer publishing market deteriorated sharply in the second half and full-year industry sales were 1% lower than in 2003, according to the Association of American Publishers. The adult mass market segment, which accounts for approximately one-third of Penguin's US sales, was down 9% for the industry for the full year, and 13% in the second half. Penguin is planning for 2005 on the basis that tough market conditions continue and is adjusting its business and publishing programmes accordingly. We are taking actions to reduce costs, accelerating investment in successful new imprints, focusing publishing in premium market categories and finding new ways to sell high margin backlist titles.

Despite this, Penguin had another great publishing year. We benefited from our new imprint strategy, with a further four imprints publishing for the first time. Non-fiction performed particularly well, with a 40% increase in our titles on the *New York Times* bestseller list, including Lynne Truss's *Eats, Shoots & Leaves* (now with over one million copies in print), Ron Chernow's *Alexander Hamilton* and Maureen Dowd's *Bushworld*. Best-selling UK titles included Jamie Oliver's *Jamie's Dinners*, Sue Townsend's *Adrian Mole and the Weapons of Mass Destruction* and Gillian McKeith's *You Are What You Eat*.

	2004 £m	*2004 $m*	2003 £m	*2003 $m*	Change – underlying %
Sales	786	*1,509*	840	*1,613*	–
Adjusted operating profit	54	*104*	91	*175*	(24)

Financial Review

	2004 £m	2004 $m	2003 £m	2003 $m
Adjusted operating profit	455	*874*	490	*941*
Goodwill amortisation	(224)	*(430)*	(264)	*(507)*
Non operating items	9	*17*	6	*12*
Net interest payable	(69)	*(133)*	(80)	*(154)*
Profit before taxation	171	*328*	152	*292*
Taxation	(62)	*(119)*	(75)	*(144)*
Profit after taxation	109	*209*	77	*148*
Equity and minority interests	(21)	*(40)*	(22)	*(42)*
Profit for the financial year	88	*169*	55	*106*
Dividends	(201)	*(386)*	(192)	*(369)*
Loss retained	(113)	*(217)*	(137)	*(263)*

Adjusted operating profit, on an underlying basis, was up 5% (up 7% for continuing businesses).

Statutory profit before tax was £171m, up £19m, largely as a result of lower goodwill amortisation and a reduced interest charge. The 20 cent weakening in the average US dollar rate against the pound (£1:$1.83 in 2004 against £1:$1.63 in 2003) reduced our reported operating profit.

Financial statements

Goodwill This is the final year of amortisation under UK GAAP, ahead of moving to International Financial Reporting Standards in 2005. The goodwill amortisation charge fell to £224m from £264m in 2003 as a result of the lower dollar exchange rate and the reduction in charges relating to fully amortised assets. There were no impairments in 2004.

Non operating items These reflected gains and losses on the sale or closure of businesses and on the disposal of fixed assets and investments. In 2004 we had profits on the sale of our stakes in Capella and Business.com, which were partially offset by small losses elsewhere.

Interest

Net operating interest fell by £11m to £69m, as an increase in floating interest rates was offset by a combination of lower levels of average net debt and a one-off credit of £9m for interest on a repayment of tax in France. The average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling) rose by 0.4%. We were partially protected from these increases by our treasury policy (see page 10), which put £736m of our year-end debt on a fixed rate basis. As a result, the Group's average net interest rate payable (excluding the £9m credit described above) rose by only 0.25%, to 5%.

Taxation The total tax charge for the year was £62m, representing a 36% rate on pre-tax profits of £171m. This was higher than the UK statutory rate of 30%; as in previous years, this was largely attributable to the fact that the goodwill amortisation charge in the profit and loss account was only partially eligible for tax relief. The total tax charge included credits of £48m relating to previous years; these reflected a combination of progress in settlements with the Revenue authorities and changes to deferred tax balances. The mix of profits between jurisdictions with different tax rates was also a relevant factor; the effect in 2004 was similar to that in 2003.

The tax rate on adjusted earnings reduced from 31.2% in 2003 to 30.3% in 2004, benefiting from prior year credits and the mix of profits.

Minority interests Minority interests were principally a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends The dividend payment of £201m which we are recommending in respect of 2004 represents 25.4p per share – a 5% increase on 2003. The dividend is covered 1.2 times by adjusted earnings and 1.4 times by free cash flow. We seek to maintain a balance between the requirements of our shareholders, including our many private shareholders, for a rising stream of dividend income and the reinvestment opportunities that we see across Pearson. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business.

Other financial items

Pensions Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our people operate 401K (essentially defined contribution) plans. The pension funding level is kept under regular review by the company and the Fund trustees. The scheme was valued as at 1 January 2004 and the next valuation will be at 1 January 2006. As a result of the 2004 valuation, the company agreed to increase contributions to £30m in respect of 2004; to £35m in 2005; and to £41m annually from 2006 to 2014.

Accounting disclosures and policies During 2004 we adopted UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' were issued on 15 December 2003 and these revisions have been applied for the first time in 2004. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less provision for impairment and shown as a fixed asset investment with impairment charges being taken to the profit and loss account. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award and spread over the performance period. The intrinsic value is the difference between the fair value of shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award. The amendment to UITF 17 in respect of the calculation of share scheme charges has had no material effect on the profit and loss account.

Adoption of International Financial Reporting Standards (IFRS)

From 2005 onwards Pearson will be adopting IFRS in its consolidated financial statements in compliance with European Union regulation. This will lead to a number of changes in reported financial data, which will also be reflected in Pearson's comparative financial information for prior periods. Pearson has decided to adopt IFRS as at 1 January 2003 which will have the advantage of providing two years of comparative IFRS data.

The Group started its IFRS transition project in 2003. The project is governed by a steering committee chaired by the chief financial officer and regular updates are provided to the audit committee. The project has entailed a detailed assessment of the impacts of IFRS on Pearson accounting policies and reported results; system changes to capture additional data; training of staff critical to the Group's reporting process and definition of our IFRS communication strategy.

The work related to all project activities remains on track to provide an analysis of the full impact of the adoption of IFRS on the Group's audited 2003 and 2004 results and respective balance sheets. We plan to communicate the adjustments from UK GAAP to IFRS in April 2005.

Other than the format of presentation, there is no cash flow impact from the adoption of IFRS.

In the meantime we set out below a summary of the main areas of impact on the Group's operating profit together with indicative estimates of the related amounts:

1. Goodwill and other intangibles: Under IFRS 3, goodwill is no longer amortised and, instead, is assessed annually for impairment. Goodwill arising on acquisitions before 1 January 2003 will not be restated; other intangible assets arising from acquisitions after 1 January 2003 will be separately identified and amortised over their estimated useful economic lives, often over shorter periods than goodwill has previously been amortised.

As a result of this change, Pearson's operating profit will be increased by the amount of goodwill amortisation recorded under UK GAAP (amounting to £224m for 2004 and £264m in 2003) but reduced by the amortisation of other purchased intangible assets (estimated to be up to £10m in each of 2004 and 2003).

2. Share based payments: Under IFRS 2, the imputed fair value at the date of grant of restricted shares, SAYE schemes and share options issued to employees will be charged to operating profit over the relevant vesting period. This will result in a reduction in Pearson's reported operating profit, as the cost will be higher than that currently charged under UK GAAP. The UK GAAP charge is based upon the intrinsic value of the award being the difference between exercise price and grant price.

The impact is estimated to be between £15m and £25m in 2003 and 2004.

3. Employee benefits: Under IAS 19 pensions are charged to the profit and loss account using a different basis of accounting from SSAP 24. IAS 19 uses a balance sheet approach (similar to FRS 17) rather than determinations based on long-term actuarial assumptions. The profit and loss expense is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. Any surplus or deficit on a deferred benefit scheme at the balance sheet date is recognised in the balance sheet. Where actual experience differs from the assumptions made, actuarial gains and losses will be recognised through the statement of recognised income and expense.

The adoption of IAS 19 is not anticipated to result in a significant change to operating profit compared to SSAP 24 for 2003 and 2004.

In addition to the above principal areas of impact, a number of other changes will arise upon transition to IFRS, for example, in relation to the treatment of software costs, deferred tax, dividends payable and certain balance sheet disclosures related to items such as pre-publication costs. We will report on these other adjustments including further details relating to the presentation and layout of the Group's IFRS income statement and balance sheet in our April announcement.

Going forward, Pearson has elected to adopt IAS 39 relating to financial instruments from 1 January 2005. Pearson uses derivative financial investments (as detailed below under our Treasury policy) to hedge certain interest rates and currency exposures. Accounting for derivative financial instruments in accordance with IAS 39 may result in increased volatility of earnings. However, Pearson has been tracking its key derivatives during 2004 and has put in place the required documentation to qualify for hedge accounting: where hedge accounting cannot be applied under IAS 39's prescriptive rules, change in this market value of financial investment will be reported through the profit and loss account. Given the adoption date, there will be no impact from this area in the 2003 or 2004 accounts.

A number of new IFRS standards were published in final form by the International Accounting Standards Board in the period between November 2003 and March 2004 which will be mandatory for Pearson in preparing the Group's first IFRS financial statements. As a large number of countries, including the United Kingdom, are simultaneously adopting the standards for the first time there is limited established practice on which to draw when forming opinions regarding IFRS interpretation and application. Therefore at this stage, the full financial effect of reporting under IFRS cannot be definitively quantified due to the possible amendment of interpretative guidance by the IASB and developing industry practice.

Managing our financial risks

This section explains the Group's approach to the management of financial risk.

Treasury policy The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance.

The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis.

The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts. The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2003. A treasury committee of the board receives reports on the Group's treasury activities, policies and procedures, which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre and its activities are subject to internal audit.

Interest rate risk The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. Since October 2002 the Group's policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years within a 40% to 65% range. At the end of 2004 that ratio was 61%. A 1% change in the Group's variable rate US dollar, euro and sterling interest rates would have a £5m effect on profit before tax.

Liquidity and refinancing risk The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and 10 years. At the end of 2004 the average maturity of gross borrowings was six years and non-banks provided £1,650m (91%) of them (up from 4.9 years and 89% respectively at the beginning of the year). The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group strives to maintain a rating of at least BBB+/Baa1 over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit, net debt to enterprise value and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2004 these amounted to £641m and their weighted average maturity was 4.5 years.

Net borrowings fixed and floating rate

	2004		2003	
	£m	*$m*	£m	*$m*
Fixed rate	736	*1,413*	829	*1,592*
Floating rate	470	*902*	532	*1,021*
Total	1,206	*2,315*	1,361	*2,613*

Gross borrowings

	2004		2003	
	£m	*$m*	£m	*$m*
Bank debt	169	*324*	204	*391*
Bonds	1,650	*3,168*	1,718	*3,299*
Total	1,819	*3,492*	1,922	*3,690*

Gross borrowings by currency

	2004		2003	
	£m	*$m*	£m	*$m*
US dollar	1,332	*2,557*	1,427	*2,740*
Sterling	201	*386*	201	*386*
Euro	284	*545*	292	*560*
Other	2	*4*	2	*4*
Total	1,819	*3,492*	1,922	*3,690*

Counterparty risk The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the chief financial officer. In addition, for certain longer-dated, higher-value derivative contracts, specifically, a currency swap that transforms a major part of the 6.125% eurobonds due 2007 into a US dollar liability, the Group has entered into mark-to-market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions.

Currency risk Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar, followed by the euro and sterling. The Group's policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be affected at the relevant spot exchange rate. No unremitted profits are hedged with foreign exchange contracts as the company judges it inappropriate to hedge non-cash flow transnational exposure with cash flow instruments. However, the Group does seek to create a 'natural hedge' through its policy of aligning approximately the currency composition of its core borrowings in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowing is limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. At the year end the split of aggregate net borrowings in its three core currencies was US dollar 88%, euro 7% and sterling 5%.

	£m	$m
Cash inflow		
Operating cash flow	422	*810*
Disposals	42	*81*
New equity	4	*8*
Cash outflow		
Purchase of own shares	(10)	*(19)*
Integration costs	(4)	*(8)*
Interest, tax, dividends and other	(328)	*(630)*
Acquisitions	(46)	*(88)*
Opening net debt	(1,361)	*(2,613)*
Exchange differences on opening net debt	75	*144*
Closing net debt	(1,206)	*(2,315)*

Note Net debt excludes finance leases.

Directors' Report

The directors are pleased to present their report to shareholders, together with the financial statements for the year ended 31 December 2004 on pages 36 to 39 and 41 to 83 respectively. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 1 to 12 of this governance and financial statements and on pages 16 to 25 of the annual review and summary financial statements. Sales and profits of the different sectors and geographical markets are given on pages 43 to 45.

Results and dividend

The profit for the financial year ended 31 December 2004 was £88m (2003: £55m). The loss retained for the year, after the payment of dividends, was £113m (2003: £137m) and has been transferred to reserves. A final dividend of 15.7p per share is recommended for the year ended 31 December 2004. This, together with the interim dividend already paid, makes a total for the year of 25.4p (2003: 24.2p). The final dividend will be paid on 6 May 2005 to shareholders on the register at the close of business on 8 April 2005, the record date.

Significant acquisitions and disposals

There were no significant transactions during the year to report.

Transactions with related parties

Details of transactions with related parties, which are reportable under FRS 8 'Related party transactions', are given in note 30 to the accounts on page 80.

Capital expenditure

The analysis of capital expenditure and details of capital commitments are shown in note 12 to the accounts on page 60.

Post balance sheet events

In December 2004, Pearson announced its intention to dispose of its 79% interest in Recoletos Grupo de Comunicación, S.A. to Retos Cartera, a consortium of investors, as part of a tender offer for all of Recoletos. The transaction was approved by the Spanish regulatory authorities in February 2005 and will close in the early part of 2005. In January 2005 Pearson sold its 22% stake in MarketWatch to Dow Jones & Co for $101m.

Directors

The present members of the board, together with their biographical details, are shown on page 26 of the annual review and summary financial statements. Peter Jovanovich, formerly chief executive of Pearson Education, resigned as a director of the board with effect from 31 January 2005. Details of directors' remuneration and interests in ordinary shares and options of the company are contained in the report on directors' remuneration on pages 20 to 35. Five directors, Marjorie Scardino, Rona Fairhead, Patrick Cescau, Reuben Mark and Vernon Sankey will retire by rotation at the forthcoming annual general meeting (AGM) on 29 April 2005. All five, being eligible, will offer themselves for re-election. In addition, Susan Fuhrman, who joined the board as a non-executive director in July 2004, will retire from office in accordance with the company's articles of association. She will offer herself for reappointment at the AGM. Details of directors' service contracts can be found on page 24. No director was materially interested in any contract of significance to the company's business.

Corporate governance

Introduction As stated in the 2003 annual report the board implemented the new Combined Code (hereinafter referred to as the Code) in 2004 although we already conformed to most of the Code's provisions. A detailed account of how we comply with its provisions can be found on our website at www.pearson.com/investor/corpgov.htm, or by telephoning our company secretarial department on +44 (0)20 7010 2257 or 2253.

Under the Code the only area where explanation is required, since the resignation of Peter Jovanovich who had a service contract that provided for two years' severance pay, is the independence of two of the non-executive directors, Reuben Mark and Vernon Sankey, which is covered below. Except for this area the board believes that we are in compliance with the Code.

Composition of the board The board consists of the chairman, Dennis Stevenson, four executive directors and six non-executive directors. Terry Burns was appointed in 2003 as the senior independent director.

Independence of directors Since Reuben Mark (17 years) and Vernon Sankey (12 years) have both been on the board for more than the allotted nine years under the Code, they can be counted as independent directors only if the board deems them to be so. This we do without hesitation. Neither wishes to stay unless considered independent, and we are quite clear that their leaving would not be in the shareholders' interest. Reuben Mark, who as chairman and CEO of Colgate Palmolive over the last 20 years has been one of the most successful chief executives in the world, has been a committed director; he is robustly independent and continues to make a substantial constructively critical contribution to the Pearson board. Vernon Sankey who brings to bear not only substantial FTSE corporate experience, but also in recent years experience of smaller, more entrepreneurial business, is an outstanding chairman of the audit committee. Both intend to step down at the 2006 AGM. Their departure will be a considerable loss to the company and its shareholders since they are outstanding independent directors. They have both agreed to stand for re-election this year.

This leaves us in the position of having six independent directors, four executive directors and Dennis Stevenson, our chairman, who is part time and so is not formally considered 'independent'.

Board meetings

The board meets six times a year and at other times as appropriate. The following table sets out the attendance of our directors at the board and committee meetings during 2004:

	Board meetings (maximum 6)	Audit committee meetings (maximum 5)	Treasury committee meetings (maximum 2)	Personnel committee meetings (maximum 5)	Nomination committee meetings (maximum 1)
Chairman					
Dennis Stevenson	6		2		1
Executive directors					
Marjorie Scardino	6				1
David Bell	6				
Peter Jovanovich	2* and part of 1				
Rona Fairhead	6		1		
John Makinson	6				
Non-executive directors					
Terry Burns	6	5		5	1
Patrick Cescau	6				1
Susan Fuhrman	2†				
Reuben Mark	5	4		4	
Vernon Sankey	5 and part of 1	5	2		
Rana Talwar	5		1	4	1

*Peter Jovanovich missed three board meetings due to illness.
†Susan Fuhrman joined the board in July 2004 and attended all board meetings after that date.

The role and business of the board The formal matters reserved for the board's decision and approval are: the company's strategy; acquisitions, disposals and capital expenditure projects above certain thresholds; all guarantees over £10m; treasury policies; the interim and final dividends and the financial statements; borrowing powers; appointments to the board; and the appointment and removal of the company secretary.

The board receives timely, regular and necessary management and other information to fulfil its duties. Directors can obtain independent professional advice at the company's expense in performance of their duties as directors. All directors have access to the advice and the services of the company secretary.

In addition to these formal roles, we aim to give the non-executive directors access to the senior managers of the business via involvement at both formal and informal meetings. In this way we hope that the experience and expertise of the non-executive directors can be garnered to the benefit of the company. At the same time, the non-executive directors will develop an understanding of the abilities of the most senior managers that will help them judge the company's prospects and plans for succession.

Board evaluation The annual board evaluation took place at the end of 2004 and the results will be reviewed in early 2005 and reported back to the board. The chief executive's performance was appraised by the chairman in 2004, reviewed with the non-executive directors and discussed with the chief executive in a meeting of all non-executive directors. During the year the executive directors were evaluated by the chief executive under the company's standard appraisal mechanism; their performance, and that of the company's major executives, is also reviewed by the chief executive with the chairman and non-executive directors as part of an annual succession planning meeting. The senior independent director reviewed the performance of the chairman.

The chairman's commitments In line with the requirement of the Code, we report that Dennis Stevenson's commitments have not changed throughout the year. Under the Code he is allowed to remain as chairman of two FTSE 100 companies, and the board is pleased to say that in their view there is no conflict of interest or time whatsoever to the disadvantage of the company. As part of the 2004 board evaluation the non-executive directors undertook a thorough review of the chairman's performance and considered this against the background of his other commitments. In their view, the chairman performed extremely well against all the measured criteria. He has consistently demonstrated full commitment to his responsibilities at Pearson and he has always made himself available when circumstances require additional time commitment.

Directors' training Directors receive an induction programme and a range of information about the company when they join the board which includes background information on Pearson and its directors and details of board procedures, directors' responsibilities and various governance-related issues, including procedures for dealing in Pearson shares; and continuing updates on that programme through presentations about the company's operations at the board meetings as well as ongoing information. The induction includes a series of meetings with members of the board, presentations from senior executives and a briefing on Pearson's investor relations programme. We supplement the existing directors' training programme by making available to the directors the opportunity for additional visits to operating company divisions and meetings with local management, as well as to facilitate access to externally run courses should a director wish to make use of them.

Executive directors' service contracts The board is supportive of 12 months being the longest period of notice in directors' service contracts.

Dialogue with institutional shareholders There is an extensive programme for executive directors and top managers to meet with institutional shareholders, and the non-executive directors meet informally with shareholders both before and after the AGM, and respond to shareholder queries and requests. The chairman makes himself available to meet any significant shareholder, as required. Makinson Cowell reports to the board each year the results of an extensive survey on major shareholders' views and each month on changes in market positions and shareholders' views.

Board committees

The board has established four committees. Chairmen and members of these committees are appointed by the board on the recommendation (where appropriate) of the nomination committee and in consultation with each requisite committee chairman.

i Audit committee Vernon Sankey (chairman), Terry Burns, Reuben Mark.

Patrick Cescau joined the committee on 1 January 2005.

All of the committee members are independent non-executive directors and have significant financial experience due to the senior positions they hold or held in other listed or publicly traded companies.

The committee has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm. With the issuance in 2003 of the new UK Combined Code, the New York Stock Exchange Corporate Governance Rules, and the Sarbanes-Oxley Act of 2002, a revised audit committee charter and terms of reference reflecting the new requirements was approved by the board and implemented with effect from 1 January 2004.

The committee provides the board with the means to appraise Pearson's financial management and reporting, and to assess the integrity of the Group's accounting procedures and financial controls. The Group's internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of Pearson. The committee also reviews the objectivity of the external auditors, including non-audit services supplied, and ensures that there is an appropriate audit relationship.

The committee met five times during the year with the chief financial officer, head of group control and other members of the senior management team, together with the external auditors, in attendance. The committee meets privately with the external auditors and the head of group control at least once a year or more regularly if required at its or their request.

ii Personnel committee Reuben Mark (chairman), Terry Burns, Rana Talwar.

The committee is comprised solely of independent non-executive directors and meets at least three times a year and on other occasions when circumstances require.

The committee has responsibility for determining the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the management committee, as well as recommending the chairman's remuneration to the board for its decision. It also reviews the company's management development, diversity and succession plans. The committee takes independent advice from consultants when required. No executive director takes part in any discussion or decision concerning their own remuneration. The committee reports to the full board and its report on directors' remuneration, which has been considered and adopted by the board, is set out on pages 20 to 35.

iii Nomination committee Dennis Stevenson (chairman), Marjorie Scardino, Terry Burns, Patrick Cescau, Susan Fuhrman, Reuben Mark, Vernon Sankey, Rana Talwar.

The committee is comprised of the chairman, chief executive and all of the non-executive directors and meets as and when required. The committee primarily monitors the composition and balance of the board and its committees, and identifies and recommends to the board the appointment of new directors. Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being considered or during discussion regarding his performance.

In accordance with the company's articles of association, directors are subject to reappointment at the AGM immediately following the date of their appointment, and thereafter they must seek re-election no more than three years from the date they were last re-elected. The committee will recommend to the board the names of the directors who are to seek re-election at the AGM.

During the year Susan Fuhrman was appointed to the board as a non-executive director. When considering the appointment of new directors the committee reviews the current balance of skills and experience on the board. A detailed specification is drawn up to include any specific knowledge or expertise that is considered necessary for the board. External search consultants are then used to identify suitable candidates who are short listed and then evaluated by the committee before it submits its recommendation to the board as a whole.

iv Treasury committee Dennis Stevenson (chairman), Rona Fairhead, Vernon Sankey, Rana Talwar.

The committee sets the policies for the company's treasury department and reviews its procedures on a regular basis. The treasury committee schedules one meeting a year and arranges to meet at other times, if necessary.

Internal control

The directors are responsible for the Group's system of internal control. They have reviewed its effectiveness, in accordance with the provisions of the Code, and consider that it is appropriately designed to manage the risk environment facing the Group and to provide reasonable, but not absolute, assurance against material misstatement or loss.

They confirm that there is an ongoing process allowing for the identification, evaluation and management of significant business risks. The board requires operating companies to undertake semi-annual reviews to identify new or potentially under-managed risks. The results of these reviews are reported to the board via the audit committee. This process has been in place throughout 2004 and up to the date of the approval of this annual report, and accords with the Turnbull guidance.

The main elements of the Group's internal control system including risk identification are as follows:

i Board – The board of directors has overall responsibility for the Group's system of internal control and exercises that control through an organisational structure with clearly defined levels of responsibility and authority as well as appropriate reporting procedures. To maintain effective control over strategic, financial, operational and compliance issues the board meets regularly and has a schedule of matters that is brought to it, or its duly authorised committees, for decision. This structure includes the audit committee, which with the chief financial officer, reviews the effectiveness of the internal financial and operating control environment of the Group. The audit committee meets regularly and considers reports from both the internal and external auditors.

ii Operating company controls – The identification and mitigation of major business risks is the responsibility of operating company management. Each operating company maintains controls and procedures appropriate to its own business environment while conforming to Group standards and guidelines, including procedures to identify and mitigate all types of risk. To this end operating companies undertake risk reviews, semi-annually, to identify new or potentially under-managed risks.

iii Financial reporting – There is a comprehensive strategic planning, budgeting and forecasting system with an annual operating plan approved by the board of directors. Monthly financial information, including trading results, balance sheets, cash flow statements and indebtedness, are reported against the corresponding figures for the plan and prior years, with corrective action outlined by operating company executives as appropriate. Quarterly, Group senior management meet with operating company management to review their business and financial performance against plan and forecast. Major business risks relevant to each operating company are reviewed in these meetings.

iv Treasury management – The treasury department operates within policies approved by the board and its procedures are reviewed regularly by the treasury committee. Major transactions are authorised outside the department at the requisite level, and there is an appropriate segregation of duties. Frequent reports are made to the chief financial officer and regular reports are prepared for the treasury committee.

v Group control – The Group control function is responsible for risk reviews and internal audit, which it exercises through teams located in the UK and US. The department reviews business risks, processes and procedures in all the main operating companies, agreeing with operating company management plans to mitigate those risks and improve internal controls and processes. It monitors operating companies' progress in implementing its recommendations and provides regular reports on its findings to executive management and, via the audit committee, to the board. Annually the department specifically reviews and reports on business risk to executive management and, via the audit committee, to the board.

As a requirement of our secondary US listing, we need to comply with section 404 of the Sarbanes Oxley Act. During 2004 we launched a project, led by Group control, to document and test our financial controls. We are on track to meet our deadlines.

vi Insurance – Insurance is provided through Pearson's insurance subsidiary or externally, depending on the scale of the risk and the availability of cover in the external market, with the objective of achieving the most cost effective balance between insured and uninsured risks.

Going concern

Having reviewed the Group's liquid resources and borrowing facilities, and the 2005 and 2006 cash flow forecasts contained in the Group budget for 2005, the directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future. For this reason, the financial statements have, as usual, been prepared on that basis.

Shareholder communication

Pearson has an extensive programme of communication with all its shareholders – large and small, institutional and private. We also make a particular effort to communicate regularly with our employees, a large majority of whom are shareholders in the company. We post all company announcements on our website, www.pearson.com, as soon as they are released, and major shareholder presentations are made accessible via webcast or conference call. Our website contains a dedicated investor relations section with an extensive archive of past announcements and presentations, historical financial performance, share price data and a calendar of events. It also includes information about all of our businesses, links to their websites, and details of our corporate responsibility policies and activities.

In 2004, we continued our programme of educational seminars for our institutional shareholders focusing on individual parts of Pearson. The seminars are available to all shareholders via webcast on www.pearson.com.

Our AGM – which will be held on 29 April this year – includes opportunities to meet the company's managers, presentations about Pearson's businesses and the previous year's results as well as general AGM business.

People

During 2004, Pearson employed over 33,000 people in 60 countries. Each business has detailed employment practices for recruitment, remuneration, employee relations, health and safety, and terms and conditions designed for the different sectors and countries in which it operates.

We are committed to equality of opportunity for all regardless of gender, race, age, physical ability, religion or sexual orientation. This applies equally to recruitment and to the promotion, development and training of people who are already part of Pearson. The company takes seriously its obligations to the disabled and seeks not to discriminate against current or prospective employees because of any disability. We are always willing to make reasonable adjustments to premises or employment arrangements if these substantially disadvantage a disabled employee or prospective employee. Every effort is made to find suitable alternative jobs and, as necessary, training for those who are unable to continue in their existing role due to disability.

Pearson is committed to clear and timely communication with its people concerning business performance. It works hard to maintain effective channels of communication and supports employee representation to help positive employee relations. Twice a year, the European Employee Forum meets to discuss issues of importance to staff in their businesses across Europe.

The directors believe that the best way for people to profit from the success of the company is for them to become shareholders. Pearson operates a worldwide profit sharing plan and a share acquisition plan in 60 countries. With more than half our people in the US, we have taken special care to make it easy for them to acquire shares in Pearson. The listing of our shares on the New York Stock Exchange allows us to operate a US Employee Stock Purchase Plan that makes share ownership in Pearson accessible to the majority of our employees.

Supplier payment policy
Operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is company policy that suppliers are aware of such terms of payment and that payments to them are made in accordance with these, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2004 were equivalent to 30 days of purchases during the year ended on that date. The company does not have any significant trade creditors and therefore is unable to disclose average supplier payment terms.

External giving
In 2004, Pearson's charitable giving totalled £2.5m (2003: £2.1m). In addition to cash donations, Pearson provides in-kind support such as books, publishing expertise, advertising space and staff time. We focus our charitable giving on projects related to education. We encourage our employees to support their personal charities by matching donations and payroll giving.

More details can be found on our website at www.pearson.com/community/csr_report2004.

Share capital
Details of share issues are given in note 23 to the accounts on pages 73 and 74. At the AGM held on 30 April 2004, the company was authorised, subject to certain conditions, to acquire up to 80 million of its ordinary shares by market purchase. Although circumstances have not merited using this authority and there are no plans at present to do so, shareholders will be asked to renew this authority at the AGM on 29 April 2005.

At 27 February 2005, beneficial interests amounting to 3% or more of the issued ordinary share capital of the company notified to the company comprised:

	Number of shares	Percentage
The Capital Group Companies Inc.	120,639,432	15%
Franklin Resources, Inc.	80,405,466	10%
Legal & General	24,046,759	3%

Annual general meeting – The notice convening the AGM to be held at 12 noon on Friday, 29 April 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 31 March 2005.

Registered auditors – In accordance with section 384 of the Companies Act 1985 (the Act) resolutions proposing the reappointment of PricewaterhouseCoopers LLP as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the directors.

Auditor independence – In line with best practice, the audit committee has introduced a policy that defines those non-audit services that the independent auditors, PricewaterhouseCoopers LLP, may or may not provide to Pearson. The policy requires the provision of these services to be approved in advance by the audit committee. The policy also establishes other procedures to ensure that the auditors' independence has not been compromised. A full statement of the fees for audit and non-audit services is provided in note 3 on page 48 to the accounts.

Statement of directors' responsibilities – Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group as at the end of the year and of the profit or loss of the Group for that period. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time, the financial position of the company and the Group and to enable them to ensure that the financial statements comply with the Act. They are also responsible for safeguarding the assets of the Group, and hence for taking reasonable steps towards preventing and detecting fraud and other irregularities. In preparing the financial statements on pages 36 to 39 and 41 to 83 inclusive, the directors consider that appropriate accounting policies have been used and applied in a consistent manner, supported by reasonable and prudent judgements and estimates, and that all relevant accounting standards have been followed.

Approved by the board on 27 February 2005 and signed on its behalf by

Philip Hoffman, Secretary

Note On 27 February 2005 Pearson announced that Dennis Stevenson intends to retire later in the year.

Report on Directors' Remuneration

Introduction

The directors' remuneration report is presented to shareholders by the board. This report complies with the Directors' Remuneration Report Regulations 2002. This report also sets out how the principles of the Combined Code relating to directors' remuneration are applied.

A resolution will be put to shareholders at the annual general meeting on 29 April 2005 inviting them to consider and approve this report.

The personnel committee

Reuben Mark chairs the personnel committee; the other members of the committee during 2004 were Terry Burns and Rana Talwar. All three members of the committee are independent non-executive directors. The committee's terms of reference are set out on the company's website.

Dennis Stevenson, chairman, Marjorie Scardino, chief executive, David Bell, director for people, and Robert Head, compensation and benefits director, provided material assistance to the committee during the year. They attend meetings of the committee, although no director is present when his or her own position is being considered.

To ensure that it received independent advice, the committee has appointed Towers Perrin to supply survey data and advise on market trends, long-term incentives and other general remuneration matters. Towers Perrin also advised the company on health and welfare benefits in the US.

Compliance

The committee believes that the company has complied with the provisions regarding remuneration matters of the Combined Code on corporate governance as required by the UK Listing Authority of the Financial Services Authority.

Items subject to audit

The items subject to audit in this report comprise the sections on directors' remuneration, directors' pensions and movements in directors' interests in restricted shares and share options set out in tables 1, 2, 4 and 5 together with the accompanying notes set out below.

Remuneration policy

This report sets out the company's policy on directors' remuneration. This policy will continue to apply to each director for 2005 and, so far as practicable, for subsequent years. The committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Any changes in policy for years after 2005 will be described in future reports, which will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2005 should be considered in this context.

Pearson seeks to generate a performance culture by operating programmes that support its business goals and reward their achievement. It is the company's policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson's financial success.

The committee selects performance measures and establishes targets for the company's various performance-related annual or long-term incentive plans based on appropriate independent advice and an assessment of the interests of shareholders and the company and taking into account an appropriate balance of risk and reward for the directors and other participants.

The committee determines whether or not targets have been met under the company's various performance-related annual or long-term incentive plans based on the relevant information and input from advisers and auditors as appropriate.

Performance

We set out below Pearson's total shareholder return performance relative to the FTSE All-Share index (of which Pearson is a constituent) on an annual basis over the five-year period 1999 to 2004. We have chosen this index on the basis that it is a recognisable reference point and appropriate comparator for the majority of our investors.


Total shareholder return
Pearson
FTSE All-Share
125
100
75
50
25
00
01
02
03
04

Main elements of remuneration

Total remuneration is made up of fixed and performance-linked elements. Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual bonus, bonus share matching and long-term incentives.

Based on the details set out in this report, our policy is that the relative importance of fixed and performance-related remuneration for each of the directors should be as follows:

Proportion of total compensation

Marjorie Scardino 30.3% 46.1%

David Bell 31.2% 37.9%

Rona Fairhead 31.2% 37.9%

Peter Jovanovich 31.2% 37.9%

John Makinson 27.3% 33.2%

- Base salary and other emoluments
- Annual bonus and bonus share matching
- Long-term incentives

The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis consistent with its overall philosophy.

Base salary

Our policy is that the base salaries of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of companies of comparable size and global reach in different sectors including the media sector in the UK and selected media companies in North America to make this comparison. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our salaries were not competitive.

Our policy is to review salaries annually.

Other emoluments

It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we recognise the requirements, circumstances and mobility of individual executives.

Annual bonus

The committee establishes the annual bonus plans for the executive directors and the chief executives of the company's principal operating companies, including performance measures and targets and the amount of bonus that can be earned.

The performance measures relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the committee establishes performance thresholds, targets and maxima for different levels of payout.

For 2005, the performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share, cash flow and working capital as a ratio to sales. For subsequent years, the measures will be set at the time.

For 2005, the committee reviewed the target annual bonus opportunity for the CEO, based on an assessment of market practice by Towers Perrin, and increased it from 75% to 100% of base salary. The committee is satisfied with the CEO's resulting target total direct compensation relative to the market and the increase in the proportion of her compensation that is performance-related. The target annual incentive opportunity for the other executive directors and other members of the Pearson Management Committee remains 75% of salary. The maximum bonus for performance in excess of target remains in all cases, including the CEO, 150% of salary.

The committee may award individual discretionary bonuses.

Details of actual pay-outs for 2004, which averaged 107% of salary, are set out in table 1 and the notes on page 27 of this report.

The committee will continue to review the bonus plans on an annual basis and to revise the bonus limits and targets in light of the current conditions.

In the UK, bonuses do not form part of pensionable earnings. In the US, bonuses up to 50% of base salary are pensionable under the supplemental executive retirement plan, consistent with US market practice.

Bonus share matching
The company encourages executive directors and other senior executives to hold Pearson shares.

The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one-for-one) after five years. This measure of performance is consistent with the test of company performance used in the executive option plan.

Real growth is measured against the UK Government's Index of Retail Prices (All Items). We chose to test our earnings per share growth against UK inflation over three and five years to measure the company's financial progress over the period to which the entitlement to matching shares relates.

Long-term incentives
Executive directors, senior and other executives and managers are eligible to participate in Pearson's long-term incentive plan introduced in 2001. The plan consists of two parts: stock options and/or restricted stock. The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. The principles underlying it are as follows:

> the committee uses an accepted economic valuation model to determine the impact of any performance conditions and calculate the relative value of both stock options and restricted stock;

> based on these values, the committee establishes guidelines each year for the expected value of awards i.e. their net present value after taking into account all the conditions, and in particular, the probability that any performance conditions will be met;

> the maximum expected value of awards for executive directors is based on an assessment by the committee's independent advisers of market practice for comparable companies. Details of actual awards for 2004 which were below the maximum policy levels set out in the 2003 report are set out in table 4 and notes on pages 29 to 31 of this report;

> no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans in any 10-year period commencing in January 1997;

> awards of restricted stock are satisfied using existing shares.

The vesting of restricted stock is normally dependent on the satisfaction of a stretching corporate performance target as determined by the committee for each award. Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Following comments received from some of our shareholders in relation to the performance measures used as part of the long-term incentive plan and having consulted a number of our larger shareholders and their representatives, the committee reviewed the conditions that would apply for the 2004 award and subsequently. The performance measures governing awards of restricted stock are relative total shareholder return, return on invested capital, and an earnings per share and sales growth matrix.

The committee chose total shareholder return relative to the FTSE World Media Index because, in line with many of our shareholders, it felt that part of executive directors' rewards should be related to performance relative to the company's peers.

We chose return on invested capital, which is defined as operating profit net of 15% cash tax divided by net operating assets plus gross goodwill (pre-amortisation), because, over the past few years, the transformation of Pearson has significantly increased the capital invested in the business (mostly in the form of goodwill associated with acquisitions) and required substantial cash investment to integrate those acquisitions.

A sales and earnings per share growth matrix was chosen because strong top-line and bottom-line growth are imperative if we are to improve our total shareholder return and our return on invested capital.

Details of the performance periods, measures and targets for the 2004 and other outstanding restricted stock awards are set out in the notes to table 4 on pages 30 and 31 of this report.

Within the 10% limit on the issue of new equity, up to 1.5% may be placed under option in any year. No options may be granted unless our adjusted earnings per share increase in real terms by at least 3% per annum over the three-year period prior to grant. Grants may be made at the maximum level only if real earnings per share growth exceeds 3% per annum by a substantial margin. Real growth is measured against the UK Government's Index of Retail Prices (All Items).

This performance test is designed to provide a direct link between the amount of equity allocated to option grants and the company's financial progress. Earnings per share growth was chosen as the most appropriate measure of our ability to fund the issue of new equity and we chose to test our earnings per share growth against UK inflation over three years to ensure that option funding is released only when the real value of shareholders' earnings has increased over a sustained period.

Having consulted institutional investors, we chose a pre-grant performance condition because we operate in a global environment where pre-exercise performance conditions are not common. Accordingly, there are no further performance conditions governing the exercise of options.

The real growth in earnings per share test for the three-year periods ending 2001, 2002 and 2003 were not met. The target for the increase in adjusted earnings per share from 2001 to 2004 for the company to be able to grant stock options in 2005 was 18.5% i.e. inflation of 9.5% plus 3% per annum real growth. The increase in adjusted earnings per share over the period has actually been 40.2% meaning this target has been met.

For 2005, the committee will therefore be able to make awards under the long-term incentive plan in the form of both restricted stock and stock options although, at the date of publication of this report, no decision had been made.

All-employee share plans

Executive directors are eligible to participate in the company's all-employee share plans on the same terms as other employees. These plans comprise share acquisition programmes in the UK and the US. These plans operate within specific tax legislation (including a requirement to finance acquisition of shares using the proceeds of a monthly savings contract) and the acquisition of shares under these plans is not subject to the satisfaction of a performance target.

Shareholding policy

As previously noted, in line with the policy of encouraging widespread employee ownership, the company encourages executive directors to build up a substantial shareholding in the company. Although, in view of the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary, we describe separately here both the number of shares that the executive directors and the chairman hold and the value expressed as a percentage of base salary.

The current value of holdings based on the middle market value of Pearson shares of 652p on 25 February 2005 against the base salary set out in this report is as follows:

	Number of shares	Value (% of base salary)
Dennis Stevenson	167,043	335%
Marjorie Scardino	127,761	129%
David Bell	77,305	134%
Rona Fairhead	12,710	21%
Peter Jovanovich	86,461	119%
John Makinson	115,898	164%

Service agreements

For health reasons, Peter Jovanovich stood down as a director of the company on 31 January 2005, but remains entitled to contractual short- and long-term disability and other benefits. These arrangements are set out in an agreement dated 28 January 2005.

In accordance with policy, all continuing executive directors have rolling service agreements with one or more group companies under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.

These service agreements provide that the company may terminate these agreements by giving 12 months' notice and specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate, but not excessive, compensation for loss of office.

We summarise the service agreements that applied during 2004 and that continue to apply for 2005 (or in the case of Peter Jovanovich that applied to 31 January 2005) as follows:

Name	Date of agreement	Notice periods	Compensation on termination by the company without notice or cause
Dennis Stevenson	13 May 1997	Six months from the director; 12 months from the company	100% of salary at the date of termination
Marjorie Scardino	27 February 2004	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus
David Bell	15 March 1996	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus
Rona Fairhead	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus
Peter Jovanovich	9 October 2000 (for service to 31 January 2005)	Employment may be terminated by either party at any time, subject to three months' notice from the director in the case of voluntary resignation	200% of annual salary and target bonus
John Makinson	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus

Retirement benefits

We describe the retirement benefits for each of the executive directors. Details of directors' pension arrangements are set out in table 2 on page 28 of this report.

Executive directors participate in the approved pension arrangements set up for Pearson employees. Marjorie Scardino, John Makinson, Rona Fairhead and Peter Jovanovich will also receive benefits under unapproved arrangements because of the cap on the amount of benefits that can be provided from the approved arrangements in the US and the UK.

The pension arrangements for all the executive directors include life insurance cover whilst in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the approved defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased. Normal retirement is age 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse's pension on death in service and the option to provide a death in retirement pension by reducing the member's pension.

The approved defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the approved scheme is the Pearson Group Pension Plan and executive directors participate in the Final Pay section. Normal retirement age is 62 but, subject to company consent, retirement is possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member's spouse, dependent children and/or nominated financial dependant are payable in the event of death.

Marjorie Scardino

Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan. Additional pension benefits will be provided through an unfunded unapproved defined contribution plan and a funded defined contribution plan approved by the UK Inland Revenue as a corresponding scheme to replace part of the unfunded plan. The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account that increases annually by a specified notional interest rate. This plan provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

David Bell

David Bell is a member of the Pearson Group Pension Plan. He is eligible for a pension of two-thirds of his final base salary at age 62 due to his long service but early retirement with a reduced pension before that date is possible, subject to company consent.

Rona Fairhead

Rona Fairhead is a member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the earnings cap introduced by the Finance Act 1989. The company also contributes to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. In the event of death before retirement, the proceeds of the FURBS account will be used to provide benefits for her dependants.

Peter Jovanovich

Peter Jovanovich is a member of the Pearson Inc. Pension Plan and the approved 401(k) plan. He also participates in an unfunded, unapproved Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. He ceased to build up further benefits in the SERP at 31 December 2002. Additional defined contribution benefits are provided through a funded, unapproved 401(k) excess plan and an unfunded, unapproved arrangement. In the event of death while in receipt of disability benefits, the account balances in the defined contribution arrangements will be used to provide benefits for dependants. The SERP arrangement provides a spouse's pension on death while in receipt of disability benefits and the option of a death in retirement pension by reducing the member's pension.

John Makinson

John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pensions payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the Index of Retail Prices. In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent. The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors' non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

Chairman's remuneration

Our policy is that the chairman's pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies.

He is not entitled to an annual bonus, retirement or other benefits. He is eligible to participate in the company's worldwide save for shares plan on the same terms as all other eligible employees.

For 2004, the committee's view was that, taking into account the remuneration of chairmen in comparable positions, the appropriate total pay level was £425,000 per year.

Having been informed of the committee's view, the chairman indicated that he thought it was not appropriate for him to receive an increase of this magnitude in cash – a view that the committee accepted. Instead, the committee recommended to the board that the chairman's salary should be £325,000 for 2004, an increase of £50,000, and that he should receive a one-off restricted share award of 30,000 shares. This award is linked to the company's share price and will not be released to him unless the Pearson share price reaches £9.00 within a maximum period of three years.

For 2005, the committee recommended to the board that the chairman's salary should be increased towards the appropriate total pay level of £425,000 previously noted and that this increase should be delivered in Pearson shares purchased in the market at the prevailing share price. No awards of performance-related restricted shares will be granted. Full details will be set out in the report on directors' remuneration for 2005.

Non-executive directors

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company's articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

For 2004, the non-executive directors received an annual fee of £35,000 each. Two non-UK based directors were paid a supplement of £7,000 per annum. The non-executive directors who chaired the personnel and audit committees each received an additional fee of £5,000 per annum.

In the case of Patrick Cescau, his fee was paid over to his employer. For those non-executive directors who retained their fees personally, £10,000 of the total fee, or all of the fee in the case of Rana Talwar, was payable in the form of Pearson shares which the non-executive directors have committed to retain for the period of their directorships.

For 2005, the chairman and the executive directors of the board reviewed the level and structure of non-executive directors' fees, which had not been changed since January 2000. After reviewing external benchmarks, they agreed an increase in the basic fee, an increase in the fee for the committee chairmen, the introduction of separate fees for committee membership and the senior independent director and the replacement of the fee for non-UK based directors with a fee for overseas meetings. One-third of the basic fee will be paid in Pearson shares. Full details will be set out in the report on directors' remuneration for 2005.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Table 1: Remuneration of the directors

Excluding contributions to pension funds and related benefits set out in table 2, directors' remuneration was as follows:

All figures in £000s	2004 Salaries/fees	2004 Bonus	2004 Other	2004 Total	2003 Total
Chairman					
Dennis Stevenson	325	–	–	325	275
Executive directors					
Marjorie Scardino	645	831	62	1,538	879
David Bell	375	483	16	874	491
Rona Fairhead	390	503	14	907	493
Peter Jovanovich	473	571	8	1,052	695
John Makinson	460	119	212	791	809
Non-executive directors					
Terry Burns	35	–	–	35	35
Patrick Cescau	35	–	–	35	35
Susan Fuhrman (appointed 27 July 2004)	18	–	–	18	–
Reuben Mark	47	–	–	47	47
Vernon Sankey	40	–	–	40	40
Rana Talwar	35	–	–	35	35
Total	2,878	2,507	312	5,697	3,834
Total 2003	2,795	714	325	–	3,834

Note 1 For Marjorie Scardino, David Bell and Rona Fairhead, bonuses were related to the performance of Pearson plc.

In the case of Peter Jovanovich and John Makinson, part of their bonuses related to the performance of Pearson Education and Penguin Group respectively and part to the performance of Pearson plc.

For Pearson plc, growth in adjusted earnings per share at constant exchange rates and average working capital as a ratio to sales were above maximum, and growth in underlying sales and operating cash conversion were above target but below maximum.

For Pearson Education, average working capital as a ratio to sales and operating cash conversion were above maximum, and sales and operating margin were above target but below maximum.

For Penguin Group, growth in underlying sales, operating margin, working capital as a ratio to sales and operating cash conversion were below threshold.

In the case of Pearson plc and Pearson Education, cash received in 2004 in relation to the outstanding receivable due from the TSA contract in 2002 was not included for bonus purposes.

Note 2 Other emoluments include company car and healthcare benefits and, in the case of Marjorie Scardino, include £37,955 in respect of housing costs. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US. He received £184,517 for 2004. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

Note 3 No amounts in compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Note 4 The following executive directors served non-executive directorships elsewhere and received fees as follows: Marjorie Scardino (Nokia Corporation – €100,000); David Bell (VITEC Group plc – £28,750); Rona Fairhead (Harvard Business School Publishing – nil, HSBC Holdings plc – £58,334); John Makinson (George Weston Limited – C$73,000).

Table 2: Directors' pensions

	Age at 31 Dec 04	Increase in accrued pension over the period £000	Accrued pension at 31 Dec 04 £000[1]	Transfer value at 31 Dec 03 £000[2]	Transfer value at 31 Dec 04 £000	Increase in transfer value† £000	Increase in accrued pension over the period* £000	Transfer value of increase in accrued pension at 31 Dec 04*† £000	Other pension costs to the company over the period £000[3]	Other pension related benefits £000[4]
Marjorie Scardino	57	(0.2)	3.8	30.2	29.5	(0.7)	(0.3)	(2.3)	487.0	26.1
David Bell	58	17.3	233.3	2,805.7	3,311.9	487.5	10.6	132.2	–	–
Rona Fairhead	43	3.4	10.7	44.2	69.1	19.9	3.2	15.7	101.4	–
Peter Jovanovich	55	(4.2)	57.4	442.3	404.5	(37.8)	(6.1)	(43.0)	241.4	0.8
John Makinson	50	17.7	149.9	1,189.2	1,438.3	244.1	13.5	125.0	–	4.2

*Net of inflation
†Less directors' contributions

Note 1 The accrued pension at 31 December 2004 is that which would become payable from normal retirement age if the member left service at 31 December 2004. For Marjorie Scardino it relates only to the pension from the US Plan and the impact is negative because of exchange rate changes over the year. For David Bell and Rona Fairhead it relates to the pension payable from the UK Plan. For Peter Jovanovich it relates to the pension from the US Plan and the US SERP and the impact is negative because of exchange rate changes over the year. For John Makinson it relates to the pension from the UK Plan, the FURBS and the UURBS in aggregate.

Note 2 The UK transfer values at 31 December 2004 are calculated using the assumptions for cash equivalents payable from the UK Plan and are based on the accrued pension at that date. For the US SERP, transfer values are calculated using a discount rate equivalent to current US government long-term bond yields. The US Plan is a lump sum plan and the accrued balance is shown.

Note 3 This column comprises pension supplements for UK benefits, company contributions to funded defined contribution plans and notional contributions to unfunded defined contribution plans.

Note 4 This column comprises life cover and long-term disability insurance not provided by the retirement plans.

Table 3: Interests of directors

	Ordinary shares at 1 Jan 04	Ordinary shares at 31 Dec 04
Dennis Stevenson	163,268	167,043
Marjorie Scardino	93,733	127,761
David Bell	56,492	77,305
Terry Burns	3,133	4,089
Patrick Cescau	–	–
Rona Fairhead	9,622	12,710
Susan Fuhrman	–	551
Peter Jovanovich	56,450	86,461
John Makinson	39,214	115,898
Reuben Mark	13,561	14,798
Vernon Sankey	2,992	3,943
Rana Talwar	4,346	8,152

Note 1 Ordinary shares includes both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax bonus in Pearson stock under the annual bonus share matching plan.

Note 2 Executive directors of the company, as possible beneficiaries, are also deemed to be interested in the Pearson Employee Share Trust and the Pearson Employee Share Ownership Trust, the trustees of which held 82,840 and 6,774,054 Pearson ordinary shares of 25p each respectively at 31 December 2004 and also at 28 February 2005.

Note 3 At 31 December 2004, Marjorie Scardino, John Makinson and David Bell each held 1,000 shares in Recoletos Grupo de Comunicación S.A. Dennis Stevenson held 8,660 shares. John Makinson held 1,000 shares in Interactive Data Corporation.

Note 4 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement described on page 25 of this report, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

Note 5 The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2004 was 628.5p per share and the range during the year was 579p to 681.5p.

Table 4: Movements in directors' interests in restricted shares

Date of award	1 Jan 04	Awarded	Released	Lapsed	31 Dec 04	Market value at date of award	Latest vesting date	Date of release	Price paid on release
Dennis Stevenson									
c 5/5/04		30,000			30,000	673.5p	5/5/07		
Total	–	30,000	–	–	30,000				
Marjorie Scardino									
a 8/6/99	54,029		54,029		–			8/6/04	0p
b 19/5/00	13,676			13,676	–				
b 11/5/01	14,181				14,181				
c* 9/5/01	55,400			16,343	39,057				
c 16/12/02	362,040				362,040				
c 26/9/03	144,240				144,240				
c 21/12/04		416,130			416,130	613p	21/12/07		
Total	643,566	416,130	54,029	30,019	975,648				
David Bell									
a 8/6/99	26,890		26,890		–			8/6/04	0p
b 19/5/00	6,371			6,371	–				
b 11/5/01	6,371				6,371				
b 17/4/03	6,105				6,105				
b 16/4/04		4,503			4,503	652p	16/4/09		
c* 9/5/01	21,800			6,431	15,369				
c 16/12/02	159,678				159,678				
26/9/03	98,880				98,880				
c 21/12/04		165,063			165,063	613p	21/12/07		
Total	326,095	169,566	26,890	12,802	455,969				
Rona Fairhead									
b 19/4/02	933				933				
b 17/4/03	15,103				15,103				
b 16/4/04		5,146			5,146	652p	16/4/09		
c* 8/4/02	5,000				5,000				
c 16/12/02	159,678				159,678				
c 26/9/03	98,880				98,880				
c 21/12/04		165,063			165,063	613p	21/12/07		
Total	279,594	170,209	–	–	449,803				

Table 4: Movements in directors' interests in restricted shares continued

	Date of award	1 Jan 04	Awarded	Released	Lapsed	31 Dec 04	Market value at date of award	Latest vesting date	Date of release	Price paid on release
Peter Jovanovich										
a	8/6/99	46,586		46,586		–			8/6/04	0p
b	19/5/00	9,822			9,822	–				
b	3/1/01	58,343			58,343	–				
c*	9/5/01	41,560			12,260	29,300				
c	16/12/02	198,396				198,396				
c	26/9/03	98,880				98,880				
c	21/12/04		165,063			165,063	613p	21/12/07		
Total		453,587	165,063	46,586	80,425	491,639				
John Makinson										
a	8/6/99	30,874		30,874		–			8/6/04	0p
b	19/5/00	9,117			9,117	–				
b	11/5/01	9,553				9,553				
b	17/4/03	12,210				12,210				
c*	9/5/01	26,380			7,782	18,598				
c	16/12/02	206,880				206,880				
c	26/9/03	98,880				98,880				
c	21/12/04		165,063			165,063	613p	21/12/07		
Total		393,894	165,063	30,874	16,899	511,184				
Total		2,096,736	1,116,031	158,379	140,145	2,914,243				

Note 1 Prices have been rounded to the nearest whole penny.

Note 2 The number of shares shown represents the maximum number of shares that may vest, subject to any performance conditions being met.

Note 3 No variations to the terms and conditions of plan interests were made during the year.

Note 4 Restricted shares designated as: a reward plan; b annual bonus share matching plan; c long-term incentive plan; and * where shares have vested and are held pending release.

Each plan is described below in relation to its status during the year i.e. whether awards have been released or lapsed, have vested and are held, are outstanding or were granted.

>Awards released The outstanding Pearson Equity Incentives awarded in 1999 under the reward plan which had previously vested were released on 8 June 2004. No consideration was payable by participants for these shares. Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson held awards under these plan. Details of these awards are set out in table 4 and itemised as a on pages 29 and 30 of this report.

>Awards lapsed Since the earnings per share target for 1999 to 2004 was not met, the annual bonus share matching plan awards made on 19 May 2000 and the award made to Peter Jovanovich on 3 January 2001 lapsed. Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson held awards under these plan. Details of these awards are set out in table 4 and itemised as b on pages 29 and 30 of this report.

>Awards vested and held In accordance with the terms agreed with her when she joined the company, the long-term incentive plan shares awarded to Rona Fairhead on 8 April 2002 vested in 2004 on the third anniversary of her date of her appointment pending release. No consideration is payable for these shares. Details of this award are set out in table 4 and itemised as c* on page 29 of this report.

The vesting of restricted stock awards made on 9 May 2001 was related to free cash flow per share performance over the period 2001 to 2003. The target for all of the shares awarded to vest was cumulative free cash flow per share of 116.9p and the threshold for 50% of the shares to vest was 95.9p. These represented compound annual growth rates over free cash flow per share of 23.0p in 2000 equivalent to 28.8% and 17.4%. At the end of 2003, there was an outstanding receivable due from the TSA contract in 2002. The committee deemed this to be an exceptional situation outside the control of the participants concerned and agreed that the vesting of shares be triggered by the actual reported FCF per share over the period 2001 through 2003 plus the FCF per share that would have derived from the TSA cash had it been received in 2003. The TSA receivable was collected in full in December 2004. For the purposes of the plan, this together with the actual FCF per share in 2001, 2002 and 2003 amounted to a cumulative FCF per share over the period of 104.9p giving rise to a payout of 70.5% of the shares originally awarded. The collection of the TSA receivable in 2004 had no effect on other long-term incentive awards covering that period for which other performance measures apply.

A participant may call for three-quarters of the shares that vest within six months of the vesting date being the earliest practicable date following the announcement of the 2004 results. The remaining one-quarter of the shares that vest may be called within six months of 9 May 2006, being the fifth anniversary of the original grant date, but only if the participant has not disposed of any shares in the first three-quarters, other than those that may be released in order to satisfy personal tax liabilities.

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold shares under this plan. Details of these awards are set out in table 4 and itemised as c* on pages 29 and 30 of this report.

> Awards outstanding Outstanding awards from 2001, 2002 and 2003 under the annual bonus share matching plan will vest subject to the real growth in earnings per share targets being met for the relevant three or five year periods. For the award made in 2002, the three-year earnings per share target for 2001 to 2004 was met. Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson hold awards under this plan. Details are set out in table 4 and itemised as b on pages 29 and 30 of this report.

The long-term incentive plan shares awarded on 16 December 2002 and 26 September 2003 will vest in tranches. The first tranche of the shares granted in 2003 will vest on 28 June 2005 and the first tranche of the shares granted in 2004 will vest on 26 September 2006. The second, third, fourth and fifth tranches of the shares granted in 2003 will vest no earlier than 28 June 2005 subject to the Pearson share price reaching £9, £11, £13 and £18 respectively for a period of 20 consecutive business days prior to 28 June 2009. The second, third, fourth and fifth tranches of the shares granted in 2004 will vest no earlier than 26 September 2006 subject to the Pearson share price reaching £9, £11, £13 and £18 respectively for a period of 20 consecutive business days prior to 26 September 2010.

Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson hold shares under this plan. Details are set out in table 4 and itemised as c on pages 29 and 30 of this report.

> Awards granted The annual bonus share matching plan shares awarded on 16 April 2004 will vest in full on 16 April 2009 if the company's adjusted earnings per share increase in real terms by at least 3% per annum over the period 2003 to 2008. Half this number of shares will vest on 16 April 2007 if the company's adjusted earnings per share increase in real terms by at least 3% per annum over the period 2003 to 2006. The market price of the shares on the date of the award was 652p. The latest vesting date of this award is 16 April 2009. David Bell and Rona Fairhead hold shares under this plan. Details of these awards are set out in table 4 and itemised as b on pages 29 and 30 of this report.

The long-term incentive plan shares awarded on 5 May 2004 to Dennis Stevenson were in lieu of part of his total pay as noted on page 26 of this report. The shares will vest on 5 May 2007 subject to the Pearson share price reaching £9 for a period of 20 consecutive business days prior to 5 May 2007. Details of this award are set out in table 4 and itemised as c on page 29 of this report.

The shares awarded on 21 December 2004 were based on three performance measures: relative total shareholder return, return on invested capital, and an earnings per share and sales growth matrix. The award is split equally across all three measures.

For relative total shareholder return, the comparator group is all the constituents of the FTSE World Media Index. Total shareholder return will be measured over the three-year period 2004 to 2007 based on the period immediately following the 2003 results announcement to the period immediately following the 2006 results announcement. Subject to the Committee satisfying itself that the recorded total shareholder return is a genuine reflection of the underlying financial performance of the business, the award will vest in full if Pearson's total shareholder return relative to this group of companies is ranked at the upper quartile or better. Two-fifths of the award will vest at the median. No part of the award will vest for performance below median.

For return on invested capital, the award will vest in full if Pearson's 2006 return on invested capital is 8.0% or better. A quarter of the award will vest for return on invested capital of 6.5%. No part of the award will vest for return on invested capital below 6.5%.

For sales and earnings per share growth, the measures work inter-dependently i.e. this element does not pay out at all unless there is growth in both sales and EPS. The threshold for payout, at which 30% of the award vests, is real growth in both sales and EPS. Subject to threshold performance being achieved, this element of the award pays out in full only for significant (defined as double-digit) growth in either sales or EPS or good growth (defined as being between real and double-digit) in both.

The market price of the shares on the date of the award was 613p. The latest vesting date of this award is 21 December 2007. A participant may call for three-quarters of the shares that vest within six months of the vesting date. However, the remaining one-quarter of the shares that vest may be called within six months of the second anniversary of the vesting date but only if the participant has not disposed of any shares in the first three-quarters, other than those that may be released in order to satisfy personal tax liabilities.

Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson hold shares under this plan. Details of these awards are set out in table 4 and itemised as c on pages 29 and 30 of this report.

Table 5: Movements in directors' interests in share options

Date of grant		1 Jan 04	Granted	Exercised	Lapsed	31 Dec 04	Option price	Earliest exercise date	Expiry date	Price on exercise	Gain on exercise
Dennis Stevenson											
b	15/5/98	2,512			2,512	–	687p				
b	30/4/04	–	3,556			3,556	494.8p	1/8/11	1/2/12		
Total		2,512	3,556	–	2,512	3,556					
Marjorie Scardino											
a*	14/9/98	176,556				176,556	974p	14/9/01	14/9/08		
a*	14/9/98	5,660				5,660	1090p	14/9/01	14/9/08		
b	15/5/98	2,839				2,839	687p	1/8/05	1/2/06		
b	9/5/03	2,224				2,224	425p	1/8/06	1/2/07		
c	8/6/99	37,583				37,583	1373p	8/6/02	8/6/09		
c	8/6/99	37,583				37,583	1648p	8/6/02	8/6/09		
c	8/6/99	37,583				37,583	1922p	8/6/02	8/6/09		
c	3/5/00	36,983				36,983	2764p	3/5/03	3/5/10		
c	3/5/00	36,983				36,983	3225p	3/5/03	3/5/10		
d*	9/5/01	41,550				41,550	1421p	9/5/02	9/5/11		
d*	9/5/01	41,550				41,550	1421p	9/5/03	9/5/11		
d*	9/5/01	41,550				41,550	1421p	9/5/04	9/5/11		
d	9/5/01	41,550				41,550	1421p	9/5/05	9/5/11		
Total		540,194	–	–	–	540,194					

Table 5: Movements in directors' interests in share options continued

Date of grant		1 Jan 04	Granted	Exercised	Lapsed	31 Dec 04	Option price	Earliest exercise date	Expiry date	Price on exercise	Gain on exercise
David Bell											
a*	14/9/98	20,496				20,496	974p	14/9/01	14/9/08		
b*	15/5/98	501			501	–	687p				
b*	16/5/99	184				184	913p	1/8/04	1/2/05		
b	13/5/00	202			202	–	1428p				
b*	9/5/01	202				202	957p	1/8/04	1/2/05		
b	10/5/02	272				272	696p	1/8/05	1/2/06		
b	9/5/03	444				444	425p	1/8/06	1/2/07		
b	30/4/04	–	1,142			1,142	494.8p	1/8/07	1/2/08		
c	8/6/99	18,705				18,705	1373p	8/6/02	8/6/09		
c	8/6/99	18,705				18,705	1648p	8/6/02	8/6/09		
c	8/6/99	18,705				18,705	1922p	8/6/02	8/6/09		
c	3/5/00	18,686				18,686	2764p	3/5/03	3/5/10		
c	3/5/00	18,686				18,686	3225p	3/5/03	3/5/10		
d*	9/5/01	16,350				16,350	1421p	9/5/02	9/5/11		
d*	9/5/01	16,350				16,350	1421p	9/5/03	9/5/11		
d*	9/5/01	16,350				16,350	1421p	9/5/04	9/5/11		
d	9/5/01	16,350				16,350	1421p	9/5/05	9/5/11		
Total		181,188	1,142	–	703	181,627					
Rona Fairhead											
b	30/4/04	–	1,904			1,904	494.8p	1/8/07	1/2/08		
d*	1/11/01	19,997				19,997	822p	1/11/02	1/11/11		
d*	1/11/01	19,998				19,998	822p	1/11/03	1/11/11		
d	1/11/01	20,005				20,005	822p	1/11/04	1/11/11		
Total		60,000	1,904	–	–	61,904					

Table 5: Movements in directors' interests in share options continued

Date of grant		1 Jan 04	Granted	Exercised	Lapsed	31 Dec 04	Option price	Earliest exercise date	Expiry date	Price on exercise	Gain on exercise
Peter Jovanovich											
a*	12/9/97	8,250				8,250	758p	12/9/00	12/9/07		
a*	12/9/97	102,520				102,520	677p	12/9/00	12/9/07		
c	8/6/99	32,406				32,406	1373p	8/6/02	8/6/09		
c	8/6/99	32,406				32,406	1648p	8/6/02	8/6/09		
c	8/6/99	32,406				32,406	1922p	8/6/02	8/6/09		
c	3/5/00	33,528				33,528	2764p	3/5/03	3/5/10		
c	3/5/00	33,528				33,528	3225p	3/5/03	3/5/10		
d*	9/5/01	31,170				31,170	$21.00	9/5/02	9/5/11		
d*	9/5/01	31,170				31,170	$21.00	9/5/03	9/5/11		
d*	9/5/01	31,170				31,170	$21.00	9/5/04	9/5/11		
d	9/5/01	31,170				31,170	$21.00	9/5/05	9/5/11		
d*	1/11/01	19,998				19,998	$11.97	1/11/02	1/11/11		
d*	1/11/01	19,998				19,998	$11.97	1/11/03	1/11/11		
d	1/11/01	20,004				20,004	$11.97	1/11/04	1/11/11		
Total		459,724	–	–	–	459,724					
John Makinson											
a*	6/5/94	56,000		56,000		–	567p			658p	£50,960
a*	20/4/95	20,160				20,160	487p	20/4/98	20/4/05		
a*	8/8/96	36,736				36,736	584p	8/8/99	8/8/06		
a*	12/9/97	73,920				73,920	677p	12/9/00	12/9/07		
a*	14/9/98	30,576				30,576	974p	14/9/01	14/9/08		
b	9/5/01	1,920			1,920	–	957p				
b	9/5/03	4,178				4,178	425p	1/8/10	1/2/11		
c	8/6/99	21,477				21,477	1373p	8/6/02	8/6/09		
c	8/6/99	21,477				21,477	1648p	8/6/02	8/6/09		
c	8/6/99	21,477				21,477	1922p	8/6/02	8/6/09		
c	3/5/00	21,356				21,356	2764p	3/5/03	3/5/10		
c	3/5/00	21,356				21,356	3225p	3/5/03	3/5/10		
d*	9/5/01	19,785				19,785	1421p	9/5/02	9/5/11		
d*	9/5/01	19,785				19,785	1421p	9/5/03	9/5/11		
d*	9/5/01	19,785				19,785	1421p	9/5/04	9/5/11		
d	9/5/01	19,785				19,785	1421p	9/5/05	9/5/11		
Total		409,773	–	56,000	1,920	351,853					£50,960
Total		1,653,391	6,602	56,000	5,135	1,598,858					£50,960

Note 1 Prices have been rounded up to the nearest whole penny.

Note 2 No variations to the terms and conditions of share options were made during the year.

Note 3 Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a Executive – The plans under which these options were granted were replaced with the introduction of the Long-Term Incentive Plan in 2001. No executive options have been granted to the directors since 1998 and the terms set out below relate to options already granted that remain outstanding.

Subject to any performance condition being met, executive options become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth. Options granted prior to 1996 are not subject to performance conditions representing market best practice at that time.

The exercise of options granted since 1996 is subject to a real increase in the company's adjusted earnings per share over any three-year period prior to exercise. This measure of performance represented market best practice and was in accordance with institutional investors 'guidelines for option plans of that period.

Real growth is measured against the UK Government's Index of Retail Prices (All Items).

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold options under this plan. Details of these awards are set out in table 5 and itemised as a on pages 32 to 34 of this report.

b Worldwide save for shares – The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

Dennis Stevenson, Marjorie Scardino, David Bell, Rona Fairhead and John Makinson hold options under this plan. Details of these holdings are set out in table 5 and itemised as b on pages 32 to 34 of this report.

c Premium priced – The plan under which these options were granted was replaced with the introduction of the Long-Term Incentive Plan in 2001. No premium priced options have been granted to the directors since 1999 and the terms set out below relate to options already granted that remain outstanding.

Subject to the performance conditions being met, Premium Priced Options (PPOs) become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

PPOs were granted in three tranches. For these to become exercisable, the Pearson share price has to stay above the option price for 20 consecutive days within three, five and seven years respectively. The share price targets for the three-and five-year tranches of PPOs granted in 1999 were met in 2000. In addition, for options to be exercisable, the company's adjusted earnings per share have to increase in real terms by at least 3% per annum over the three-year period prior to exercise. Real growth is measured against the UK Government's Index of Retail Prices (All Items). This target was met for the three-year period 2001 to 2004.

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold PPOs under this plan. Details of these awards are set out in table 5 and itemised as c on pages 32 to 34 of this report.

d Long-term incentive – Options granted in 2001 were based on pre-grant earnings per share growth of 75% against a target of 16.6% over the period 1997 to 2000 and are not subject to further performance conditions on exercise.

Long-term incentive options granted on 9 May 2001 become exercisable in tranches on the first, second, third and fourth anniversary of the date of grant and lapse if they remain unexercised at the tenth. The fourth tranche lapses if any of the options in the first, second or third tranche are exercised prior to the fourth anniversary of the date of grant.

Long-term incentive options granted on 1 November 2001 become exercisable in tranches on the first, second and third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

Details of the option grants under this plan for Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson are set out in table 5 itemised as d on pages 32 to 34 of this report.

In addition, Marjorie Scardino and Peter Jovanovich both contribute US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for one year and to acquire shares at the end of that period at a price that is the lower of the market price at the beginning or the end of the period, both less 15%.

Reuben Mark, Director
27 February 2005

Consolidated Profit and Loss Account year ended 31 December 2004

All figures in £ millions	Note	2004 Results from operations	2004 Other items	2004 Total	2003 Results from operations	2003 Other items	2003 Total
Sales (including share of joint ventures)		3,940	–	3,940	4,066	–	4,066
Less: share of joint ventures		(21)	–	(21)	(18)	–	(18)
Sales of which	2a	3,919	–	3,919	4,048	–	4,048
Continuing operations		3,729	–	3,729	3,879	–	3,879
Discontinued operations	31	190	–	190	169	–	169
Group operating profit of which		445	(224)	221	483	(257)	226
Continuing operations		425	(215)	210	457	(251)	206
Discontinued operations	31	20	(9)	11	26	(6)	20
Share of operating profit of joint ventures and associates of which	2c/d	10	–	10	7	(7)	–
Continuing operations		8	–	8	5	(7)	(2)
Discontinued operations	31	2	–	2	2	–	2
Total operating profit	2b	455	(224)	231	490	(264)	226
Continuing operations							
Profit/(loss) on sale of fixed assets and investments	4a	–	12	12	–	(2)	(2)
Loss on sale of subsidiaries and associates	4b	–	(3)	(3)	–	(4)	(4)
Discontinued operations							
Profit on sale of subsidiaries and associates	4b	–	–	–	–	12	12
Non operating items		–	9	9	–	6	6
Profit before interest and taxation		455	(215)	240	490	(258)	232
Net finance costs	5	(69)	–	(69)	(80)	–	(80)
Profit before taxation		386	(215)	171	410	(258)	152
Taxation	7	(117)	55	(62)	(128)	53	(75)
Profit after taxation		269	(160)	109	282	(205)	77
Equity minority interests		(30)	9	(21)	(28)	6	(22)
Profit for the financial year		239	(151)	88	254	(199)	55
Dividends on equity shares	8			(201)			(192)
Loss retained				(113)			(137)
Adjusted earnings per share	9			30.0p			32.0p
Basic earnings per share	9			11.1p			6.9p
Diluted earnings per share	9			11.0p			6.9p
Dividends per share	8			25.4p			24.2p

There is no difference between the profit before taxation and the loss retained for the year stated above and their historical cost equivalents.

Consolidated Balance Sheet as at 31 December 2004

All figures in £ millions	Note	2004	2003 restated
Fixed assets			
Intangible assets	11	2,890	3,260
Tangible assets	12	473	468
Investments: joint ventures	13		
Share of gross assets		9	7
Share of gross liabilities		(2)	(1)
		7	6
Investments: associates	14	41	58
Investments: other	15	17	21
		3,428	3,813
Current assets			
Stocks	16	676	683
Debtors	17	1,103	1,132
Deferred taxation	21	165	145
Investments		1	2
Cash at bank and in hand	18	613	561
		2,558	2,523
Creditors – amounts falling due within one year			
Short-term borrowing	19	(107)	(575)
Other creditors	20	(1,168)	(1,129)
		(1,275)	(1,704)
Net current assets		1,283	819
Total assets less current liabilities		4,711	4,632
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	19	(1,712)	(1,347)
Other creditors	20	(60)	(45)
		(1,772)	(1,392)
Provisions for liabilities and charges	22	(123)	(152)
Net assets		2,816	3,088
Capital and reserves			
Called up share capital	23	201	201
Share premium account	24	2,473	2,469
Profit and loss account	24	(71)	223
Equity shareholders' funds		2,603	2,893
Equity minority interests		213	195
		2,816	3,088

The 2003 comparatives have been restated for the adoption of UITF 38 (see note 24).

The company balance sheet is shown in note 32.

The financial statements were approved by the board of directors on 27 February 2005 and signed on its behalf by

Dennis Stevenson, Chairman *Rona Fairhead, Chief financial officer*

Consolidated Cash Flow Statement
year ended 31 December 2004

All figures in £ millions	Note	2004	2003 restated
Net cash inflow from operating activities	27	530	359
Dividends from joint ventures and associates		10	9
Interest received		13	11
Interest paid		(97)	(86)
Debt issue costs		(1)	(1)
Dividends paid to equity minority interests		(2)	(19)
Returns on investments and servicing of finance		(87)	(95)
Taxation		(45)	(44)
Purchase of tangible fixed assets		(125)	(105)
Sale of tangible fixed assets		4	8
Purchase of investments		(1)	(3)
Sale of investments		17	–
Capital expenditure and financial investment		(105)	(100)
Purchase of subsidiaries	25	(35)	(94)
Net cash acquired with subsidiaries		–	34
Purchase of joint ventures and associates		(10)	(5)
Sale of subsidiaries	26	–	(4)
Net overdrafts disposed with subsidiaries		1	1
Sale of associates		24	57
Acquisitions and disposals		(20)	(11)
Equity dividends paid		(195)	(188)
Net cash inflow/(outflow) before management of liquid resources and financing		88	(70)
Management of liquid resources		1	(85)
Issue of equity share capital		4	5
Purchase of own shares		(10)	(1)
Capital element of finance leases		(2)	(3)
Loan facility (repaid)/advanced		(42)	1
Bonds advanced		414	180
Bonds repaid		(456)	(159)
Collateral deposit (placed)/reimbursed		(26)	54
Net movement in other borrowings		59	(13)
Financing		(59)	64
Increase/(decrease) in cash in the year	27	30	(91)

Statement of Total Recognised Gains and Losses year ended 31 December 2004

All figures in £ millions	Note	2004	2003
Profit for the financial year		88	55
Other net gains and losses recognised in reserves			
Exchange differences		(181)	(254)
Taxation on exchange differences		5	–
Total recognised gains and losses relating to the year		(88)	(199)
Prior year adjustment – UITF 38	24	37	–
Total recognised gains and losses		(51)	(199)

Included within profit for the financial year is a loss of £7m (2003: loss of £10m) relating to joint ventures and a profit of £15m (2003: profit of £13m) relating to associates.

Reconciliation of Movements in Equity Shareholders' Funds year ended 31 December 2004

All figures in £ millions	Note	2004	2003 restated
Profit for the financial year		88	55
Dividends on equity shares		(201)	(192)
		(113)	(137)
Exchange differences net of taxation		(176)	(254)
Shares issued		4	5
Purchase of own shares		(10)	(1)
UITF 17 charge for the year		5	4
Net movement for the year		(290)	(383)
Equity shareholders' funds at beginning of the year		2,893	3,338
Prior year adjustment – UITF 38	24	–	(62)
Equity shareholders' funds at end of the year		2,603	2,893

Independent Auditors' Report to the Members of Pearson plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985, contained in the report on directors' remuneration (the 'auditable part').

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the report on directors' remuneration.

Our responsibility is to audit the financial statements and the auditable part of the report on directors' remuneration in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the report on directors' remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the governance and financial statements 2004 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the operating and financial review, the financial review, the directors' report and the unaudited part of the report on directors' remuneration.

We review whether the corporate governance statement reflects the Group's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the report on directors' remuneration. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the report on directors' remuneration are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion – In our opinion
> the financial statements give a true and fair view of the state of affairs of the company and the Group at 31 December 2004 and of the profit and cash flows of the Group for the year then ended;

> the financial statements have been properly prepared in accordance with the Companies Act 1985; and

> those parts of the report on directors' remuneration required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, London
27 February 2005

Notes to the Accounts

1 Accounting policies
Accounting policies have been consistently applied except that UITF 38 'Accounting for ESOP trusts' and the revision of UITF 17 'Employee share schemes' have been adopted in these statements. The adoption of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. The effect of these changes in accounting policy is disclosed in note 24.

a. Basis of accounting – The accounts are prepared under the historical cost convention and in accordance with the Companies Act and applicable accounting standards. A summary of the significant accounting policies is set out below.

b. Basis of consolidation – The consolidated accounts include the accounts of all subsidiaries made up to 31 December. Where companies have become or ceased to be subsidiaries or associates during the year, the Group results include results for the period during which they were subsidiaries or associates.

The results of the Group includes the Group's share of the results of joint ventures and associates, and the consolidated balance sheet includes the Group's interest in joint ventures and associates at the book value of attributable net assets and attributable goodwill.

c. Goodwill – From 1 January 1998 goodwill, being either the net excess of the cost of shares in subsidiaries, joint ventures and associates over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account on a straight-line basis over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates, as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition, and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before 1 January 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.

d. Sales – Sales represent the amount of goods and services, net of value added tax and other sales taxes, and excluding trade discounts and anticipated returns, provided to external customers and associates.

Revenue from the sale of books is recognised when title passes. Anticipated returns are based primarily on historical return rates.

Circulation and advertising revenue is recognised when the newspaper or other publication is published.

Subscription revenue is recognised on a straight-line basis over the life of the subscription.

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

e. Pension costs – The regular pension cost of the Group's defined benefit pension schemes is charged to the profit and loss account in accordance with SSAP 24 'Accounting for pension costs' in order to apportion the cost of pensions over the service lives of employees in the schemes.

1 Accounting policies *continued*
Variations are apportioned over the expected service lives of current employees in the schemes. The pension cost of the Group's defined contribution schemes is the amount of contributions payable for the year.

f. Post-retirement benefits other than pensions – Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise the obligation over the expected service lives of the employees concerned.

g. Tangible fixed assets – The cost of tangible fixed assets other than freehold land is depreciated over estimated economic lives in equal annual amounts. Generally, freeholds are depreciated at 1% to 5% per annum, leaseholds at 2% per annum, or over the period of the lease if shorter, and plant and equipment at various rates between 5% and 33% per annum.

h. Leases – Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated in accordance with policy g above. Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the duration of each lease term.

i. Fixed asset investments – Fixed asset investments are stated at cost less provisions for diminution in value.

j. Share schemes – Shares held by employee share ownership trusts are shown at cost and recorded as a deduction in arriving at shareholders' funds. The costs of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The fair market value of the shares at the date of grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate adjustment to the charge is made.

k. Stocks – Stocks and work in progress are stated at the lower of cost and net realisable value.

l. Pre-publication costs – Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are carried forward in stock where the title to which they relate has a useful life in excess of one year. These costs are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

m. Royalty advances – Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned.

n. Newspaper development costs – Revenue investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. These measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred.

o. Deferred taxation – Provision is made in full for deferred tax that arises from timing differences that have originated but not reversed by the balance sheet date on transactions or events that result in an obligation to pay more tax in the future. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

p. Financial instruments – Interest and the premium or discount on the issue of financial instruments is taken to the profit and loss account so as to produce a constant rate of return over the period to the date of expected redemption.

The Group uses derivative financial instruments to manage its exposure to interest rate and foreign exchange risks. These include interest rate swaps, currency swaps and forward currency contracts.

1 Accounting policies *continued*

Amounts payable or receivable in respect of interest rate derivatives are accrued with net interest payable over the period of the contract. Where the derivative instrument is terminated early, the gain or loss is spread over the remaining maturity of the original instrument. Where the underlying exposure ceases to exist, any termination gain or loss is taken to the profit and loss account. Foreign currency borrowings and their related derivatives are carried in the balance sheet at the relevant exchange rates at the balance sheet date. Gains or losses in respect of the hedging of overseas subsidiaries are taken to reserves. Gains or losses arising from foreign exchange contracts are taken to the profit and loss account in line with the transactions which they are hedging. Premiums paid on contracts designed to manage currency exposure on specific acquisitions or disposals are charged to the profit and loss account.

The company participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

q. Foreign currencies – Profit and loss accounts in overseas currencies are translated into sterling at average rates. Balance sheets are translated into sterling at the rates ruling at 31 December. Exchange differences arising on consolidation are taken directly to reserves. Other exchange differences are taken to the profit and loss account where they relate to trading transactions and directly to reserves where they relate to investments.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.83 (2003: $1.63) and the year end rate was $1.92 (2003: $1.79).

r. Liquid resources – Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.

s. Retained profits of overseas subsidiaries and associates – No provision is made for any additional taxation, less double taxation relief, which would arise on the remittance of profits retained where there is no intention to remit such profits.

2a Analysis of sales

All figures in £ millions	2004	2003
Business sectors		
Pearson Education	2,356	2,451
FT Group	587	588
The Penguin Group	786	840
Continuing operations	3,729	3,879
Discontinued operations	190	169
	3,919	4,048
Geographical markets supplied		
United Kingdom	545	474
Continental Europe	300	294
North America	2,505	2,742
Asia Pacific	261	255
Rest of world	118	114
Continuing operations	3,729	3,879
Discontinued operations	190	169
	3,919	4,048

2a Analysis of sales *continued*

All figures in £ millions	2004 Total by source	2004 Inter-regional	2004 Total sales	2003 Total by source	2003 Inter-regional	2003 Total sales
Geographical source of sales						
United Kingdom	802	(57)	745	751	(60)	691
Continental Europe	174	(1)	173	166	–	166
North America	2,499	(2)	2,497	2,721	(2)	2,719
Asia Pacific	225	(2)	223	230	(1)	229
Rest of world	93	(2)	91	74	–	74
Continuing operations	3,793	(64)	3,729	3,942	(63)	3,879
Discontinued operations	190	–	190	169	–	169
	3,983	(64)	3,919	4,111	(63)	4,048

Note The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between Group companies in different regions.

Included within sales for 2004 is an amount of £10m attributable to acquisitions made during the year.

2b Analysis of total operating profit

All figures in £ millions	2004 Results from operations	2004 Goodwill amortisation	2004 Operating profit
Business sectors			
Pearson Education	293	(174)	119
FT Group	86	(20)	66
The Penguin Group	54	(21)	33
Continuing operations	433	(215)	218
Discontinued operations	22	(9)	13
	455	(224)	231
Geographical markets supplied			
United Kingdom	(26)	(30)	(56)
Continental Europe	21	(2)	19
North America	393	(177)	216
Asia Pacific	31	(5)	26
Rest of world	14	(1)	13
Continuing operations	433	(215)	218
Discontinued operations	22	(9)	13
	455	(224)	231

2b Analysis of total operating profit *continued*

All figures in £ millions	Results from operations	Goodwill amortisation	Operating profit
			2003
Business sectors			
Pearson Education	313	(207)	106
FT Group	58	(30)	28
The Penguin Group	91	(21)	70
Continuing operations	462	(258)	204
Discontinued operations	28	(6)	22
	490	(264)	226
Geographical markets supplied			
United Kingdom	(46)	(31)	(77)
Continental Europe	1	(4)	(3)
North America	466	(218)	248
Asia Pacific	33	(5)	28
Rest of world	8	–	8
Continuing operations	462	(258)	204
Discontinued operations	28	(6)	22
	490	(264)	226

Note Discontinued operations relate to the disposal of the Group's interest in Recoletos, see note 31. Included within operating profit for 2004 is an amount of £1m attributable to acquisitions made during the year.

2c Share of operating loss of joint ventures

All figures in £ millions	Results from operations	Goodwill amortisation	Operating profit/(loss)
			2004
Business sectors			
Pearson Education	–	–	–
FT Group	(8)	–	(8)
The Penguin Group	1	–	1
Continuing operations	(7)	–	(7)

All figures in £ millions	Results from operations	Goodwill amortisation	Operating profit/(loss)
			2003
Business sectors			
Pearson Education	–	–	–
FT Group	(11)	–	(11)
The Penguin Group	1	–	1
Continuing operations	(10)	–	(10)

2d Share of operating profit of associates

All figures in £ millions			2004
	Results from operations	Goodwill amortisation	Operating profit
Business sectors			
Pearson Education	1	–	1
FT Group	14	–	14
The Penguin Group	–	–	–
Continuing operations	15	–	15
Discontinued operations	2	–	2
	17	–	17

All figures in £ millions			2003
	Results from operations	Goodwill amortisation	Operating profit
Business sectors			
Pearson Education	1	–	1
FT Group	14	(7)	7
The Penguin Group	–	–	–
Continuing operations	15	(7)	8
Discontinued operations	2	–	2
	17	(7)	10

2e Analysis of capital employed

All figures in £ millions	2004	2003 restated
Business sectors		
Pearson Education	3,059	3,457
FT Group	198	256
The Penguin Group	593	591
Continuing operations	3,850	4,304
Discontinued operations	130	152
	3,980	4,456
Geographical location		
United Kingdom	410	425
Continental Europe	58	62
North America	3,245	3,676
Asia Pacific	114	120
Rest of world	23	21
Continuing operations	3,850	4,304
Discontinued operations	130	152
	3,980	4,456

2e Analysis of capital employed *continued*

All figures in £ millions	Note	2004	2003 restated
Reconciliation of capital employed to net assets			
Capital employed		3,980	4,456
Add: deferred taxation	21	165	145
Less: provisions for liabilities and charges	22	(123)	(152)
Less: net debt excluding finance leases	27	(1,206)	(1,361)
Net assets		2,816	3,088

3 Analysis of consolidated profit and loss account

All figures in £ millions	2004	2003
Cost of sales	(1,866)	(1,910)
Gross profit	2,053	2,138
Distribution costs	(243)	(239)
Administration and other expenses	(1,635)	(1,724)
Other operating income	46	51
Net operating expenses	(1,832)	(1,912)
Analysed as		
Net operating expenses – before other items	(1,608)	(1,655)
Net operating expenses – other items		
– Goodwill amortisation	(224)	(257)
Net operating expenses	(1,832)	(1,912)

Note Other items are all included in administration and other expenses. Included above are the following amounts in respect of discontinued operations: cost of sales £61m (2003: £53m), distribution costs £40m (2003: £33m) and administration and other expenses £66m (2003: £55m).

3 Analysis of consolidated profit and loss account *continued*

All figures in £ millions	2004	2003
Other operating income		
Income from other investments		
Unlisted	–	4
Other operating income (mainly royalties, rights and commission income)	46	47
	46	51
Profit before taxation is stated after charging		
Amortisation of pre-publication costs	168	158
Depreciation	102	111
Operating lease rentals		
– Plant and machinery	9	14
– Properties	97	113
– Other	13	9
Auditors' remuneration		
Statutory audit and audit-related regulatory reporting services	4	3
Non-audit services	2	2
Non-audit services were as follows		
Tax compliance services	1	1
Tax advisory services	1	1

Note Included in statutory audit fees are amounts relating to the parent company of £20,000 (2003: £20,000). Audit-related regulatory reporting fees relating to the parent company are £225,000 (2003: £200,000) and £600,000 (2003: £nil) relating to overseas subsidiaries. Non-audit fees in the UK in 2004 are £1m (2003: £341,000) and are in respect of tax advisory, tax compliance services and other advisory services. The remainder of the non-audit fees relate to overseas subsidiaries.

4a Profit/(loss) on sale of fixed assets and investments

All figures in £ millions	2004	2003
Net loss on sale of property	(4)	(1)
Net gain/(loss) on sale of investments	16	(1)
Continuing operations	12	(2)
Taxation	(2)	–

4b Profit/(loss) on sale of subsidiaries and associates

All figures in £ millions	2004	2003
Net loss on sale of subsidiaries and associates	(3)	(4)
Continuing operations	(3)	(4)
Discontinued operations	–	12
	(3)	8
Taxation	1	(3)

5 Net finance costs

All figures in £ millions	Note	2004	2003
Net interest payable			
– Group	6	(70)	(81)
– Associates		1	1
Total net finance costs		(69)	(80)

6 Net interest payable – Group

All figures in £ millions	2004	2003
Interest payable and similar charges		
Bank loans, overdrafts, bonds and commercial paper		
On borrowing repayable wholly within five years	(58)	(60)
On borrowing repayable wholly or partly after five years	(32)	(31)
Other borrowings		
On borrowing repayable wholly within five years	(1)	(2)
	(91)	(93)
Interest receivable and similar income		
On deposits, liquid funds and other	21	12
Net interest payable	(70)	(81)

7 Taxation

All figures in £ millions	2004	2003
Analysis of (charge)/benefit in the year		
Current taxation		
UK corporation tax for the year	10	(9)
Adjustments in respect of prior years	(2)	10
	8	1
Overseas tax for the year	(82)	(59)
Adjustments in respect of prior years	27	3
Associates	(3)	(5)
	(50)	(60)
Deferred taxation		
Origination and reversal of timing differences		
UK	(5)	(4)
Overseas	(30)	(54)
Adjustments in respect of prior years	23	43
	(12)	(15)
Taxation	(62)	(75)

The current tax charge for the year is different from the standard rate of corporation tax in the UK (30%). The differences are explained below:

All figures in £ millions	2004	2003
Profit before tax	171	152
Expected charge at UK corporation tax rate of 30% (2003: 30%)	(51)	(46)
Effect of overseas tax rates	7	8
Effect of tax losses	(9)	(5)
Timing differences	35	64
Non-deductible goodwill amortisation	(61)	(90)
Adjustments in respect of prior years and other items	29	9
Current tax charge for the year	(50)	(60)

All figures in percentages	2004	2003
Tax rate reconciliation		
UK tax rate	30.0	30.0
Effect of overseas tax rates	1.4	1.3
Other items	(1.1)	(0.1)
Tax rate reflected in adjusted earnings	30.3	31.2

Note The current tax charge on profit before tax will continue to be affected by the fact that there is only partial tax relief available on the goodwill amortisation charged in the accounts. The charge will also be affected by the utilisation of tax losses and by the impact of other timing differences, in both cases mainly in the United States. In both 2004 and 2003 the tax charge was materially affected by adjustments in respect to prior years; it is not practicable to forecast the possible effect of such items in future years as this will depend on progress in agreeing the Group's tax returns with the tax authorities. The total charge in future years will also be affected by any changes to corporation tax rates and/or any other relevant legislative changes in the jurisdictions in which the Group operates and by the mix of profits between the different jurisdictions.

8 Dividends on equity shares

	2004		2003	
	Pence per share	£m	Pence per share	£m
Interim paid	9.7	76	9.4	73
Final proposed	15.7	125	14.8	119
Dividends for the year	25.4	201	24.2	192

Note Dividends in respect of the company's shares held by employee share trusts (see note 24) have been waived.

9 Earnings per share

In order to show results from operations on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

		2004		2003	
	Note	£m	Earnings per share pence	£m	Earnings per share pence
Profit for the financial year		88	11.1	55	6.9
Adjustments					
– Non-operating items		(9)	(1.2)	(6)	(0.8)
– Goodwill amortisation	2b	224	28.1	264	33.3
Taxation on above items		(55)	(6.9)	(53)	(6.6)
Minority interest share of above items		(9)	(1.1)	(6)	(0.8)
Adjusted earnings		239	30.0	254	32.0
Diluted earnings		88	11.0	55	6.9
Weighted average number of shares (millions) – for basic earnings and adjusted earnings Effect of dilutive share options		 795.6 1.1		 794.4 0.9	
Weighted average number of shares (millions) – for diluted earnings		 796.7		 795.3	

10a Employee information

The details of the emoluments of the directors of Pearson plc are shown on pages 20 to 35.

All figures in £ millions	2004	2003
Staff costs		
Wages and salaries	1,023	1,027
Social security costs	105	99
Post-retirement costs	68	62
	1,196	1,188

	UK	US	Other	Total
Average number employed 2004				
Pearson Education	2,071	16,133	4,080	22,284
FT Group	1,709	1,352	2,594	5,655
The Penguin Group	1,067	2,026	992	4,085
Other	792	572	1	1,365
	5,639	20,083	7,667	33,389

	UK	US	Other	Total
Average number employed 2003				
Pearson Education	1,443	14,438	4,097	19,978
FT Group	1,885	1,397	2,362	5,644
The Penguin Group	1,223	2,115	980	4,318
Other	414	513	1	928
	4,965	18,463	7,440	30,868

10b Pensions

SSAP 24 accounting The Group operates a number of pension schemes throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes' assets being held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The UK scheme is a hybrid scheme with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution schemes, principally overseas. The cost of the schemes is as follows:

All figures in £ millions	2004	2003
UK Group scheme		
Regular pension cost		
– Defined benefit sections	10	10
– Defined contribution sections	8	7
Variation cost	9	6
	27	23
Other schemes		
Defined benefit schemes	6	7
Defined contribution schemes	29	27
	35	34
	62	57

Note From 1 January 2003 the UK Group scheme only offers defined contribution benefits to new joiners. The main US defined benefit scheme was closed to the majority of active members in 2001. The changes to these schemes will give rise to a reduction in defined benefit and an increase in defined contribution costs.

Included in the balance sheet, there is a pension provision of £19m (2003: £29m) as measured in accordance with SSAP 24 (see note 22).

A full actuarial valuation of the UK Group scheme was performed as at 1 January 2004 using the projected unit method of valuation. The market value of the assets of the scheme at 1 January 2004 was £1,091m. The major assumptions used to determine the SSAP 24 charge are as follows:

All figures in percentages	UK Group scheme
Inflation	2.75
Rate of increase in salaries	4.75
Rate of increase for pensions in payment and deferred pensions	2.0 – 4.5
Return on investments	7.1
Level of funding	95

The funding policy differs from the accounting policy to the extent that more conservative assumptions are used for funding purposes. In particular, the deficit measured on the funding assumptions was £137m (compared to £56m on the SSAP 24 assumptions). Please refer to page 56 for further details of the funding of the scheme.

The next full actuarial valuation of the UK Group scheme for funding purposes is due to be carried out as at 1 January 2006. The date of the most recent valuation of the US plan was 1 January 2004.

10b Pensions *continued*

FRS 17 disclosures The disclosures required under the transitional arrangements of FRS 17 for the Group's defined benefit schemes and the UK Group hybrid scheme are set out below. The disclosures for the UK Group hybrid scheme are in respect of both the defined benefit and defined contribution sections.

For the purpose of these disclosures, the latest full actuarial valuations of the UK Group scheme and other schemes have been updated by independent actuaries to 31 December 2004. The assumptions used are shown below. Weighted average assumptions have been shown for the other schemes.

		2004		2003		2002
All figures in percentages	UK Group scheme	Other schemes	UK Group scheme	Other schemes	UK Group scheme	Other schemes
Inflation	2.80	3.00	2.75	3.00	2.25	3.00
Rate of increase in salaries	4.80	4.50	4.75	4.50	4.25	4.50
Rate of increase for pensions in payment and deferred pensions	2.80 – 4.00	–	2.75 – 4.00	–	2.25 – 4.00	–
Rate used to discount scheme liabilities	5.40	5.85	5.50	6.10	5.70	6.75

The assets of the UK Group scheme and the expected rate of return on these assets, and the assets of the other defined benefit schemes and the expected rate of return on these assets shown as a weighted average, are as follows:

	Long-term rate of return expected at 31 Dec 2004 %	Value at 31 Dec 2004 £m	Long-term rate of return expected at 31 Dec 2003 %	Value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2002 %	Value at 31 Dec 2002 £m
UK Group scheme						
Equities	7.50	638	7.75	589	8.00	472
Bonds	4.75	276	5.00	262	4.75	284
Properties	6.25	113	6.50	107	6.50	112
Other	6.25	174	6.50	133	6.50	108
Total market value of assets		1,201		1,091		976
Present value of scheme liabilities		(1,495)		(1,316)		(1,189)
Deficit in the scheme		(294)		(225)		(213)
Related deferred tax asset		88		68		64
Net pension liability		(206)		(157)		(149)
Other schemes						
Equities	8.50	45	9.00	41	9.75	33
Bonds	5.50	26	6.00	25	6.00	23
Other	3.75	2	2.80	1	2.75	1
Total market value of assets		73		67		57
Present value of scheme liabilities		(102)		(104)		(96)
Deficit in the schemes		(29)		(37)		(39)
Related deferred tax asset		10		13		14
Net pension liability		(19)		(24)		(25)

Note The measurement of the deficit in the scheme for FRS 17 follows a different approach to SSAP 24. The FRS 17 measurement date is 31 December 2004. Although the rise in stock markets in 2004 increased the market value of the UK Group scheme assets, this is more than offset by the increase in the present value of the UK Group scheme liabilities. This increase has largely been caused by use of the 1 January 2004 formal funding valuation and the change in both economic and mortality assumptions used for FRS 17 purposes since 31 December 2003. This has resulted in an increased deficit in the UK Group scheme under FRS 17.

10b Pensions *continued*

All figures in £ millions	UK Group scheme	Defined benefit other	Sub-total	Defined contribution	2004 Total
Operating charge					
Current service cost	(24)	(1)	(25)	(29)	(54)
Past service cost	–	–	–	–	–
Total operating charge	(24)	(1)	(25)	(29)	(54)
Other finance income/(charge)					
Expected return on pension scheme assets	73	5	78	–	78
Interest on pension scheme liabilities	(70)	(6)	(76)	–	(76)
Net finance credit/(charge)	3	(1)	2	–	2
Net profit and loss impact	(21)	(2)	(23)	(29)	(52)
Statement of total recognised gains and losses					
Actual return less expected return on pension scheme assets	60	2	62		
Experience (losses)/gains arising on the scheme liabilities	(62)	1	(61)		
Changes in assumptions underlying the present value of the scheme liabilities	(76)	(4)	(80)		
Exchange differences	–	2	2		
Actuarial (loss)/gain	(78)	1	(77)		
Movement in deficit during the year					
Deficit in scheme at beginning of the year	(225)	(37)	(262)		
Current service cost	(24)	(1)	(25)		
Past service cost	–	–	–		
Contributions	30	9	39		
Other finance charge	3	(1)	2		
Actuarial (loss)/gain	(78)	1	(77)		
Deficit in scheme at end of the year	(294)	(29)	(323)		
Related deferred tax asset	88	10	98		
Net pension deficit	(206)	(19)	(225)		

Following the 1 January 2004 actuarial valuation for funding purposes, the Group has agreed to pay contributions of 14.8% of pensionable salaries, plus contributions in respect of the Money Purchase 2003 section introduced with effect from 1 January 2003, in respect of future service benefits. Further, the Group has agreed to pay contributions of £10m in respect of 2004, £15m in respect of 2005 and £21m in respect of each year from 2006 to 2013 to fund the past service deficit revealed by the funding valuation.

10b Pensions *continued*

All figures in £ millions	UK Group scheme	Defined benefit other	Sub-total	Defined contribution	2003 Total
Operating charge					
Current service cost	(20)	(1)	(21)	(27)	(48)
Past service cost	–	(1)	(1)	–	(1)
Total operating charge	(20)	(2)	(22)	(27)	(49)
Other finance income/(charge)					
Expected return on pension scheme assets	65	5	70	–	70
Interest on pension scheme liabilities	(66)	(7)	(73)	–	(73)
Net finance charge	(1)	(2)	(3)	–	(3)
Net profit and loss impact	(21)	(4)	(25)	(27)	(52)
Statement of total recognised gains and losses					
Actual return less expected return on pension scheme assets	80	8	88		
Experience losses arising on the scheme liabilities	(1)	(8)	(9)		
Changes in assumptions underlying the present value of the scheme liabilities	(95)	(6)	(101)		
Exchange differences	–	3	3		
Actuarial loss	(16)	(3)	(19)		
Movement in deficit during the year					
Deficit in scheme at beginning of the year	(213)	(39)	(252)		
Current service cost	(20)	(1)	(21)		
Past service cost	–	(1)	(1)		
Contributions	25	9	34		
Other finance charge	(1)	(2)	(3)		
Actuarial loss	(16)	(3)	(19)		
Deficit in scheme at end of the year	(225)	(37)	(262)		
Related deferred tax asset	68	13	81		
Net pension deficit	(157)	(24)	(181)		

The contribution rate for 2003 for the UK Group scheme was 17.1% of pensionable salaries, plus £1m in respect of the new Money Purchase section introduced with effect from 1 January 2003. In addition, a one-off contribution of £5m was paid into this scheme to improve the funding position.

10b Pensions *continued*

The experience gains and losses of both the UK Group scheme and other schemes are shown below:

	2004	2003	2002
History of experience gains and losses			
Difference between the actual and expected return on scheme assets	£62m	£88m	£(176)m
As a percentage of year end assets	5%	8%	(17)%
Experience gains and (losses) on scheme liabilities	£(61)m	£(9)m	£16m
As a percentage of year end liabilities	(4)%	(1)%	1%
Total amount recognised in statement of total recognised gains and losses	£(77)m	£(19)m	£(159)m
As a percentage of year end liabilities	(5)%	(1)%	(12)%

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2004 would be as follows:

All figures in £ millions	2004	2003
Net assets excluding pension liability (see note below)	2,835	3,117
FRS 17 pension liability	(225)	(181)
Net assets including FRS 17 pension liability	2,610	2,936
Profit and loss reserve excluding pension reserve (see note below)	(52)	252
FRS 17 pension reserve	(225)	(181)
Profit and loss reserve including FRS 17 pension reserves	(277)	71

Note The net assets and profit and loss reserve exclude the pension liability of £19m (2003: £29m) included within provisions (see note 22).

10c Other post-retirement benefits

UITF 6 accounting The Group provides certain healthcare and life assurance benefits principally for retired US employees and their dependents. These plans are unfunded. Retirees are eligible for participation in the plans if they meet certain age and service requirements. Plans that are available vary depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service. The valuation and costs relating to other post-retirement benefits are assessed in accordance with the advice of independent qualified actuaries. The cost of the benefits and the major assumptions used, based on a valuation with a measurement date of 31 December 2003, are as follows:

All figures in £ millions	2004	2003
Other post-retirement benefits	6	5

All figures in percentages	
Inflation	3.0
Initial rate of increase in healthcare rates	12.0
Ultimate rate of increase in healthcare rates (2008)	5.0
Rate used to discount scheme liabilities	6.1

Included in the balance sheet, there is a post-retirement medical benefits provision of £51m (2003: £51m). In accordance with UITF 6, the cost of post-retirement benefits, and related provisions, are based on the equivalent US GAAP standard, FAS 106 (see note 22).

10c Other post-retirement benefits *continued*

FRS 17 disclosures The disclosures required under the transitional arrangements of FRS 17 are set out below. For the purpose of these disclosures the valuation of the schemes has been updated to 31 December 2004 using the assumptions listed below.

All figures in percentages	2004	2003	2002
Inflation	3.00	3.00	3.00
Initial rate of increase in healthcare rates	12.00	12.00	12.00
Ultimate rate of increase in healthcare rates (2009; 2008; 2007)	5.00	5.00	5.00
Rate used to discount scheme liabilities	5.85	6.10	6.75
The value of the unfunded liability is as follows:			
Present value of unfunded liabilities	(58)	(61)	(63)
Related deferred tax asset	20	21	22
Net post-retirement healthcare liability	(38)	(40)	(41)
Operating charge			
Current service cost	(1)	(1)	
Past service cost	–	–	
Total operating charge	(1)	(1)	
Other finance charge			
Interest on pension scheme liabilities	(3)	(4)	
Net finance charge	(3)	(4)	
Net profit and loss impact	(4)	(5)	
Statement of total recognised gains and losses			
Experience gains arising on the scheme liabilities	5	3	
Changes in assumptions underlying the present value of the scheme liabilities	(5)	(6)	
Exchange differences	4	6	
Actuarial gain	4	3	
Movement in deficit during the year			
Deficit in scheme at beginning of the year	(61)	(63)	
Current service cost	(1)	(1)	
Contributions	3	4	
Other finance charge	(3)	(4)	
Actuarial gain	4	3	
Deficit in scheme at end of the year	(58)	(61)	
Related deferred tax asset	20	21	
Net post-retirement deficit	(38)	(40)	

10c Other post-retirement benefits *continued*

The experience gains and losses for the schemes are shown below:

	2004	2003	2002
History of experience gains and losses			
Experience gains on scheme liabilities	£5m	£3m	£3m
As a percentage of year end liabilities	9%	5%	4%
Total amount recognised in statement of total recognised gains and losses	£4m	£3m	£1m
As a percentage of year end liabilities	7%	5%	2%

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 December 2004 would be as follows:

All figures in £ millions	2004	2003
Net assets excluding post-retirement healthcare liability (see note below)	2,867	3,139
FRS 17 post-retirement healthcare liability	(38)	(40)
Net assets including FRS 17 post-retirement healthcare liability	2,829	3,099
Profit and loss reserve excluding post-retirement healthcare reserve (see note below)	(20)	274
FRS 17 post-retirement healthcare reserve	(38)	(40)
Profit and loss reserve including FRS 17 post-retirement healthcare reserve	(58)	234

Note The net assets and profit and loss reserve exclude the post-retirement healthcare liability of £51m (2003: £51m) included within provisions (see note 22).

11 Intangible fixed assets

All figures in £ millions	Goodwill
Cost	
At 31 December 2003	4,224
Exchange differences	(245)
Additions	33
Disposals	–
At 31 December 2004	4,012
Amortisation	
At 31 December 2003	(964)
Exchange differences	66
Provided in the year	(224)
Disposals	–
At 31 December 2004	(1,122)
Net carrying amount	
At 31 December 2003	3,260
At 31 December 2004	2,890

12 Tangible fixed assets

All figures in £ millions	Freehold and lease property	Plant and equipment	Assets in course of construction	Total
Cost				
At 31 December 2003	301	753	22	1,076
Exchange differences	(9)	(27)	–	(36)
Reclassifications	–	14	(14)	–
Owned by subsidiaries acquired	1	4	–	5
Owned by subsidiaries disposed	(4)	–	–	(4)
Additions	14	103	10	127
Disposals	(13)	(44)	–	(57)
At 31 December 2004	290	803	18	1,111
Depreciation				
At 31 December 2003	(102)	(506)	–	(608)
Exchange differences	4	19	–	23
Provided in the year	(16)	(86)	–	(102)
Owned by subsidiaries acquired	–	(4)	–	(4)
Owned by subsidiaries disposed	4	–	–	4
Disposals	6	43	–	49
At 31 December 2004	(104)	(534)	–	(638)
Net book value				
At 31 December 2003	199	247	22	468
At 31 December 2004	186	269	18	473

Freehold and leasehold property – Net book value includes freehold of £109m (2003: £120m) and short leases of £77m (2003: £79m).

Capital commitments – The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to £6m at 31 December 2004 (2003: £1m).

Other notes – The net book value of Group tangible fixed assets includes £3m (2003: £5m) in respect of assets held under finance leases. Depreciation on these assets charged in 2004 was £2m (2003: £2m).

13 Joint ventures

All figures in £ millions	2004 Valuation	2004 Book value	2003 Valuation	2003 Book value
Unlisted joint ventures	7	7	6	6

Note The valuations of unlisted joint ventures are directors' valuations as at 31 December 2004. If realised at these values there would be an estimated liability for taxation of £nil (2003: £nil). The Group had no capital commitments to subscribe for further capital or loan stock.

All figures in £ millions	Share of equity	Reserves	Total net assets
Summary of movements			
At 31 December 2003	75	(69)	6
Exchange differences	1	–	1
Additions	10	(2)	8
Dividends (including tax credits) from joint ventures	–	(1)	(1)
Retained loss for the year	–	(7)	(7)
At 31 December 2004	86	(79)	7

All figures in £ millions	2004 Operating loss	2004 Total net assets	2003 Operating loss	2003 Total net assets
Business sectors				
FT Group	(8)	2	(11)	2
The Penguin Group	1	5	1	4
	(7)	7	(10)	6
Geographical markets supplied and location of net assets				
United Kingdom	1	4	1	4
Continental Europe	(8)	3	(11)	2
	(7)	7	(10)	6

All figures in £ millions	2004	2003
Reconciliation to retained loss		
Operating loss of joint ventures	(7)	(10)
Taxation	–	–
Retained loss for the year	(7)	(10)

14 Associates

All figures in £ millions	2004 Valuation	2004 Book value	2003 Valuation	2003 Book value
Listed associates	53	9	27	9
Unlisted associates	175	32	192	49
	228	41	219	58

Note Principal associates are listed in note 34. The valuations of unlisted associates are directors' valuations as at 31 December 2004. If realised at these values there would be an estimated liability for taxation of £nil (2003: £nil). The Group had no capital commitments to subscribe for further capital or loan stock.

All figures in £ millions	Share of equity	Reserves	Total net assets
Summary of movements			
At 31 December 2003	49	9	58
Exchange differences	(1)	1	–
Additions	1	–	1
Disposals	(24)	–	(24)
Retained profit for the year	–	6	6
At 31 December 2004	25	16	41

All figures in £ millions	2004 Operating profit	2004 Total net assets	2003 Operating profit	2003 Total net assets
Business sectors				
Pearson Education	1	5	1	4
FT Group	14	33	7	30
Continuing operations	15	38	8	34
Discontinued operations	2	3	2	24
	17	41	10	58
Geographical markets supplied and location of net assets/(liabilities)				
United Kingdom	9	19	10	20
Continental Europe	1	13	2	39
North America	4	(1)	(3)	(7)
Rest of world	1	7	1	6
Continuing operations	15	38	10	58
Discontinued operations	2	3	–	–
	17	41	10	58

14 Associates *continued*

All figures in £ millions	2004	2003
Reconciliation to retained profit		
Operating profit of associates (before goodwill amortisation)	17	17
Interest	1	1
Taxation	(3)	(5)
Dividends (including tax credits) from unlisted associates	(9)	(8)
Retained profit for the year	6	5

The aggregate of the Group's share in its associates is shown below:

All figures in £ millions	2004	2003
Sales	290	234
Fixed assets	22	24
Current assets	102	116
Liabilities due within one year	(75)	(70)
Liabilities due after one year or more	(8)	(12)
Net assets	41	58

15 Other fixed asset investments

All figures in £ millions	Valuation	2004 Book value	Valuation	2003 restated Book value
Unlisted other fixed asset investments	17	17	21	21

Note The valuations of unlisted investments are directors' valuations as at 31 December 2004. If realised at valuation there would be an estimated liability for taxation of £nil (2003: £nil). Other fixed asset investments have been restated for the adoption of UITF 38 (see note 24).

All figures in £ millions	Total
Cost	
At 31 December 2003 restated	59
Exchange differences	(2)
Additions	1
Disposals	(25)
At 31 December 2004	33
Provision	
At 31 December 2003 restated	(38)
Exchange differences	1
Provision written back in the year	4
Disposals	17
At 31 December 2004	(16)
Net book value	
At 31 December 2003 restated	21
At 31 December 2004	17

16 Stocks

All figures in £ millions	2004	2003
Raw materials	27	24
Work in progress	36	30
Finished goods	261	270
Pre-publication costs	352	359
	676	683

Note The replacement cost of stocks is not materially different from book value.

17 Debtors

All figures in £ millions	2004	2003
Amounts falling due within one year		
Trade debtors	785	822
Associates	1	1
Joint ventures	1	–
Royalty advances	116	110
Other debtors	53	61
Prepayments and accrued income	45	38
	1,001	1,032
Amounts falling due after more than one year		
Royalty advances	70	83
Other debtors	31	16
Prepayments and accrued income	1	1
	102	100
	1,103	1,132

18 Cash at bank and in hand

	2004		2003	
All figures in £ millions	Group	Company	Group	Company
Cash, bank current accounts and overnight deposits	371	–	309	–
Certificates of deposit and commercial paper	5	–	8	–
Term bank deposits	237	87	244	75
	613	87	561	75

19 Financial instruments

A full discussion on treasury policy is given in the Financial Review on pages 10 to 12. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures as set out in table e.

a. Maturity of borrowings and other financial liabilities

The maturity profile of the Group's borrowings and other financial liabilities is shown below:

	2004		2003	
All figures in £ millions	*Group*	*Company*	*Group*	*Company*
Maturity of borrowings				
Short-term				
Bank loans and overdrafts	107	139	119	262
9.5% Sterling Bonds 2004	–	–	108	–
4.625% Euro Bonds 2004	–	–	348	348
Total due within one year, or on demand	107	139	575	610
Medium and long-term				
Loans or instalments thereof repayable:				
From one to two years	130	–	85	–
From two to five years	733	541	582	443
After five years not by instalments	849	640	680	680
Total due after more than one year	1,712	1,181	1,347	1,123
Total borrowings	1,819	1,320	1,922	1,733

Note At 31 December 2004 £61m (2003: £85m) of debt, including commercial paper, currently classified from two to five years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

	2004			2003		
All figures in £ millions	Finance leases	Other financial liabilities	Total	Finance leases	Other financial liabilities	Total
Maturity of other financial liabilities						
Amounts falling due:						
In one year or less or on demand	2	4	6	3	5	8
In more than one year but not more than two years	1	19	20	1	14	15
In more than two years but not more than five years	1	9	10	1	7	8
In more than five years	–	25	25	–	21	21
	4	57	61	5	47	52

19 Financial instruments *continued*

b. Borrowings by instrument

All figures in £ millions	2004 Group	2004 Company	2003 Group	2003 Company
Unsecured				
9.5% Sterling Bonds 2004	–	–	108	–
4.625% Euro Bonds 2004	–	–	348	348
7.375% US Dollar notes 2006	130	–	139	–
6.125% Euro Bonds 2007	390	390	343	343
10.5% Sterling Bonds 2008	100	100	100	100
4.7% US Dollar Bonds 2009	181	–	–	–
7% Global Dollar Bonds 2011	260	260	278	278
7% Sterling Bonds 2014	226	226	235	235
5.7% US Dollar Bonds 2014	207	–	–	–
4.625% US Dollar notes 2018	156	156	167	167
Bank loans and overdrafts and commercial paper	169	188	204	262
Total borrowings	1,819	1,320	1,922	1,733

c. Undrawn committed borrowing facilities

All figures in £ millions	2004	2003
Expiring within one year	–	–
Expiring between one and two years	–	950
Expiring in more than two years	641	–
	641	950

Note All of the above committed borrowing facilities incur commitment fees at market rates. In addition to the above facilities, there are a number of short-term overdrafts that are utilised in the normal course of the business.

d. Currency and interest rate risk profile

	2004				
				Fixed rate borrowings	
	Borrowings £m	Total variable rate £m	Total fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed – years
Currency and interest rate risk profile of borrowings					
US dollar	1,332	830	502	5.8	2.4
Sterling	201	91	110	8.9	6.4
Euro	284	160	124	5.6	1.5
Other currencies	2	2	–	–	–
	1,819	1,083	736		

19 Financial instruments *continued*

d. Currency and interest rate risk profile continued

					2003
				Fixed rate borrowings	
	Borrowings £m	Total variable rate £m	Total fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed – years
Currency and interest rate risk profile of borrowings					
US dollar	1,427	864	563	5.9	3.2
Sterling	201	61	140	8.0	9.0
Euro	292	166	126	5.3	1.7
Other currencies	2	2	–	–	–
	1,922	1,093	829		

Note The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

			2004
All figures in £ millions	Other financial liabilities	Total fixed rate	Total no interest paid
Currency and interest rate risk profile of other financial liabilities			
US dollar	40	10	30
Sterling	8	3	5
Euro	11	–	11
Other currencies	2	1	1
	61	14	47

Note The US dollar fixed rate liability is fixed for 7 years at a rate of 6.3%. The sterling fixed rate liability is fixed for 2 years at a rate of 6.9%. The other currencies fixed rate liability is fixed for 3 years at a rate of 5.0%.

			2003
All figures in £ millions	Other financial liabilities	Total fixed rate	Total no interest paid
Currency and interest rate risk profile of other financial liabilities			
US dollar	35	4	31
Sterling	5	1	4
Euro	12	–	12
	52	5	47

19 Financial instruments *continued*

d. Currency and interest rate risk profile continued

					2004
All figures in £ millions	US dollar	Sterling	Euro	Other currencies	Total
Currency and interest rate risk profile of financial assets					
Cash at bank and in hand	170	52	72	77	371
Short-term deposits	7	89	125	21	242
Other financial assets	33	12	3	1	49
	210	153	200	99	662
Fixed rate	5	3	–	1	9
Floating rate	189	140	195	95	619
No interest received	16	10	5	3	34
	210	153	200	99	662

Note The US dollar fixed rate asset is fixed for 11 years at a rate of 8.2%. The sterling fixed rate asset is fixed for 5 years at a rate of 7.0%. The other currencies fixed rate asset is fixed for 7 years at a rate of 2.0%.

					2003
All figures in £ millions	US dollar	Sterling	Euro	Other currencies	Total
Currency and interest rate risk profile of financial assets					
Cash at bank and in hand	150	54	40	65	309
Short-term deposits	112	20	104	16	252
Other financial assets	44	7	7	1	59
	306	81	151	82	620
Fixed rate	6	2	–	–	8
Floating rate	259	72	144	78	553
No interest received	41	7	7	4	59
	306	81	151	82	620

19 Financial instruments *continued*

e. Currency exposures The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

All figures in £ millions	2004 Net foreign monetary assets/(liabilities)				
	US dollar	Sterling	Euro	Other currencies	Total
Functional currency of entity					
US dollar	–	1	–	5	6
Sterling	(6)	–	9	3	6
Euro	–	–	–	–	–
Other currencies	20	(1)	–	–	19
	14	–	9	8	31

All figures in £ millions	2003 Net foreign monetary assets/(liabilities)				
	US dollar	Sterling	Euro	Other currencies	Total
Functional currency of entity					
US dollar	–	3	–	6	9
Sterling	20	–	7	6	33
Euro	–	–	–	5	5
Other currencies	5	(8)	5	–	2
	25	(5)	12	17	49

19 Financial instruments *continued*

f. Fair values of financial assets and financial liabilities

The table below shows the book value and the fair value of the Group's financial assets and financial liabilities:

All figures in £ millions	2004 Book value	2004 Fair value	2003 Book value	2003 Fair value
Primary financial instruments held or issued to finance the Group's operations				
Other financial assets	49	49	59	59
Other financial liabilities	(61)	(61)	(52)	(52)
Cash at bank and in hand	371	371	309	309
Short-term deposits	242	242	252	252
Short-term borrowings	(107)	(107)	(575)	(619)
Medium and long-term borrowings	(1,712)	(1,817)	(1,347)	(1,553)
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	–	23	–	(4)
Currency swaps	–	11	–	26

Note Other financial assets, other financial liabilities, cash at bank and in hand, short-term deposits and short-term borrowings: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At 31 December 2004 the notional principal value of these swaps was £2,824m (2003: £2,394m). Currency swaps: the fair value of these contracts is based on market values. At 31 December 2004 the Group had £368m (2003: £1,096m) of such contracts outstanding.

g. Hedges The Group's policy on hedges is explained on page 10. The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All figures in £ millions	Unrecognised gains	Unrecognised losses	Unrecognised total net gains/(losses)
Gains and losses on hedges at 31 December 2003	82	(60)	22
Gains and losses arising in previous years that were recognised in 2004	(19)	–	(19)
Gains and losses arising before 31 December 2003 that were not recognised in 2004	63	(60)	3
Gains and losses arising in 2004 that were not recognised in 2004	10	21	31
Unrecognised gains and losses on hedges at 31 December 2004	73	(39)	34
Of which:			
Gains and losses expected to be recognised in 2005	1	(2)	(1)
Gains and losses expected to be recognised in 2006 or later	72	(37)	35

20 Other creditors

All figures in £ millions	2004	2003
Amounts falling due within one year		
Trade creditors	349	407
Taxation	91	55
Social security and other taxes	14	4
Other creditors	75	85
Accruals and deferred income	512	456
Obligations under finance leases	2	3
Dividends	125	119
	1,168	1,129
Amounts falling due after more than one year		
Other creditors	37	34
Accruals and deferred income	21	9
Obligations under finance leases	2	2
	60	45

21 Deferred taxation

All figures in £ millions	
Summary of movements	
At 31 December 2003	145
Exchange differences	(9)
Transfers	41
Net release in the year	(12)
At 31 December 2004	165

All figures in £ millions	2004	2003
Deferred taxation derives from		
Capital allowances	(31)	(21)
Tax losses carried forward	150	168
Taxation on unremitted overseas earnings	(2)	(4)
Other timing differences	48	2
	165	145
Deferred taxation not provided		
Relating to gains subject to roll-over relief	–	1

Note The Group has calculated deferred tax not provided on rolled over gains in 2004, taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled. The recovery of the deferred tax asset relating to tax losses carried forward is dependent on future taxable profits arising mainly in the US. The Group regularly reviews its projections of these future taxable profits to ensure that recoverability of the asset is still foreseeable.

22 Provisions for liabilities and charges

All figures in £ millions	Post-retirement	Deferred consideration	Integration	Reorganisations	Leases	Other	Total
At 31 December 2003	80	29	9	12	14	8	152
Exchange differences	(7)	(2)	(1)	(1)	(1)	–	(12)
Arising on acquisitions	1	(3)	–	–	–	–	(2)
Released	–	(2)	–	(1)	–	(1)	(4)
Provided	68	–	–	5	–	6	79
Utilised	(72)	(1)	(3)	(8)	(3)	(3)	(90)
At 31 December 2004	70	21	5	7	10	10	123

Note

a Post-retirement provisions are in respect of pensions, £19m (2003: £29m) and post-retirement medical benefits, £51m (2003: £51m).

b Integration. During the year, £3m of this balance has been utilised, primarily in relation to properties, severance and IT systems. The remaining provision should be utilised in the next two years.

c Reorganisations. £5m has been provided during the year and £8m utilised mainly in respect of redundancies.

d Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiaries, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

23 Share capital

	Number of shares (000's)	£m
Ordinary shares of 25p each		
Authorised		
At 31 December 2004	1,182,000	296
Called up, allotted and fully paid		
At 31 December 2003	802,388	201
Issued under share option and employee share schemes	862	–
At 31 December 2004	803,250	201

Note The consideration received in respect of shares issued during the year was £4m (2003: £5m).

	When granted	Number of shares (000's)	Price (p)	Original subscription exercise period
Options outstanding at 31 December 2004				
Worldwide Save for Shares plans	1997	5	530	2004 – 05
	1998	46	687	2005 – 06
	1999	118	913 – 926	2004 – 07
	2000	52	1,277 – 1,481	2005 – 08
	2001	303	957 – 1,096	2004 – 09
	2002	474	696	2005 – 10
	2003	1,978	425 – 426	2006 – 11
	2004	878	495 – 518	2007 – 12
		3,854		

23 Share capital *continued*

	When granted	Number of shares (000's)	Price (p)	Original subscription exercise period
Discretionary share option plans	1995	116	487 – 545	1998 – 05
	1996	195	584 – 654	1999 – 06
	1997	943	677 – 758	2000 – 07
	1998	1,483	847 – 1,090	2001 – 08
	1999	2,950	1,081 – 1,922	2002 – 09
	2000	5,432	64 – 3,224	2000 – 10
	2001	11,206	822 – 1,421	2002 – 11
		22,325		

Note The subscription prices have been rounded up to the nearest whole penny. The figures include replacement options granted to employees of Dorling Kindersley and the Family Education Network following their acquisition. The discretionary share option plans include all options granted under the Pearson Executive Share Option Plans, the Pearson Reward Plan, the Pearson Special Share Option Plan and the Pearson Long Term Incentive Plan.

24 Reserves

All figures in £ millions	Share premium account	Profit and loss account
Summary of movements		
At 31 December 2003 restated	2,469	223
Exchange differences net of taxation	–	(176)
Premium on issue of equity shares	4	–
Loss retained for the year	–	(113)
Purchase of own shares	–	(10)
UITF 17 charge for the year	–	5
At 31 December 2004	2,473	(71)
Analysed as		
Joint ventures and associates		(63)
Group excluding joint ventures and associates		(8)

Note Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to £915m (2003: £961m). Included in exchange differences are exchange gains of £nil (2003: £74m) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

Prior year adjustment

UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' were issued on 15 December 2003 and these revisions have been applied for the first time in 2004. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less provision for impairment and shown as a fixed asset investment with impairment charges being taken to the profit and loss account. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award and spread over the performance period. The intrinsic value is the difference between the fair value of shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award.

24 Reserves *continued*
Prior year adjustment *continued*
The reclassification of own shares from fixed asset investments to equity has reduced net assets by £59m at 31 December 2003 (1 January 2003: £62m). The reversal of prior year impairments taken on the cost of shares held in trust (£37m) has been shown as a prior year adjustment in the statement of total recognised gains and losses. The amendment to UITF 17 in respect of the calculation of share scheme charges has had no material effect on the profit and loss account.

Included within own shares are shares held by the Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts. Together they hold 6.9 million (2003: 7.5 million) Pearson plc ordinary shares which had a market value of £43m at 31 December 2004 (2003: £46m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. Dividends on the shares held by the trusts have been waived. The amount of dividend waived on the ESOP shares was £2m (2003: £2m).

The Group operates a worldwide Save As You Earn scheme together with a similar scheme for US employees that allows the grant of share options at a discount to the market price of the option granted. The Group has made use of the exemption under UITF 17 not to recognise any compensation charge in respect of these options.

25 Acquisitions

All acquisitions have been consolidated applying acquisition accounting principles.

a. Acquisition of subsidiaries

All figures in £ millions	2004	2003
Tangible fixed assets	1	10
Stocks	2	–
Debtors	3	32
Creditors	(2)	(95)
Provisions	1	(4)
Deferred taxation	–	(15)
Net cash and short-term deposits acquired	–	34
	5	(38)
Equity minority interests	(7)	(8)
Net liabilities acquired at fair value	(2)	(46)
Fair value of consideration		
Cash	(33)	(87)
Deferred cash consideration	–	(24)
Costs provided for	(1)	–
Net prior year adjustments	3	–
Total consideration	(31)	(111)
Goodwill arising	33	157
Acquisition fair values		
Book value of net liabilities acquired	(3)	(32)
Fair value adjustments	1	(14)
Fair value to the Group	(2)	(46)

Note The fair value adjustments above relate to acquisitions made in both 2003 and 2004. They include adjustments to provisions and accruals and an adjustment to a pension scheme liability. The fair value adjustments relating to 2004 acquisitions are provisional and will be finalised in the 2005 financial statements.

b. Cash flow from acquisitions

All figures in £ millions	2004	2003
Cash – current year acquisitions	33	87
Deferred payments for prior year acquisitions and other items	2	7
Net cash outflow	35	94

26 Disposals

a. Disposal of subsidiaries

All figures in £ millions	2004	2003
Intangible fixed assets	–	(4)
Tangible fixed assets	–	(3)
Stocks	–	(2)
Debtors	(4)	(9)
Creditors	–	10
Net overdraft	1	1
Net assets disposed of	(3)	(7)
Proceeds received	2	1
Deferred consideration	–	2
Costs	(2)	(1)
Net prior year adjustments	–	1
Loss on sale	(3)	(4)

b. Cash flow from disposals

All figures in £ millions	2004	2003
Cash – current year disposals	2	1
Costs paid	(2)	(2)
Deferred receipts and payments from prior year disposals and other amounts	–	(3)
Net cash outflow	–	(4)

27 Notes to consolidated cash flow statement

All figures in £ millions	Continuing	Discontinued	2004 Total	Continuing	Discontinued	2003 restated Total
a. Reconciliation of operating profit to net cash inflow from operating activities						
Total operating profit	218	13	231	204	22	226
Share of operating profit of joint ventures and associates	(8)	(2)	(10)	2	(2)	–
Depreciation	95	7	102	104	7	111
Goodwill amortisation and impairment	215	9	224	251	6	257
Increase in stocks	(26)	(1)	(27)	(8)	–	(8)
Increase in debtors	(10)	(5)	(15)	(93)	(3)	(96)
Increase/(decrease) in creditors	47	3	50	(71)	3	(68)
Decrease in operating provisions	(15)	–	(15)	(20)	–	(20)
Other and non-cash items	(10)	–	(10)	(44)	1	(43)
Net cash inflow from operating activities	506	24	530	325	34	359
Dividends from joint ventures and associates	9	1	10	8	1	9
Purchase of tangible fixed assets	(118)	(7)	(125)	(94)	(11)	(105)
Capital element of finance leases	(2)	–	(2)	(3)	–	(3)
Sale of tangible fixed assets	4	–	4	8	–	8
Add back: cash received relating to acquired deferred income	–	–	–	42	–	42
Add back: non operating capital expenditure	1	–	1	2	–	2
Add back: integration costs	4	–	4	8	–	8
Operating cash flow	404	18	422	296	24	320
Operating tax paid	(43)	(12)	(55)	(11)	(23)	(34)
Operating finance charges	(88)	3	(85)	(79)	3	(76)
Operating free cash flow	273	9	282	206	4	210
Non operating tax received/(paid)	10	–	10	(10)	–	(10)
Integration costs	(4)	–	(4)	(8)	–	(8)
Total free cash flow	279	9	288	188	4	192
Dividends paid (including minorities)	(196)	(1)	(197)	(189)	(18)	(207)
Net movement of funds from operations	83	8	91	(1)	(14)	(15)
Acquisitions of businesses and investments	(45)	(1)	(46)	(108)	(3)	(111)
Disposals of businesses, investments and property	18	24	42	(4)	56	52
New equity	4	–	4	5	–	5
Purchase of own shares	(10)	–	(10)	(1)	–	(1)
Other non operating items	(1)	–	(1)	–	–	–
Net movement of funds	49	31	80	(109)	39	(70)
Exchange movements on net debt	78	(3)	75	104	13	117
Total movement in net debt	127	28	155	(5)	52	47

Note Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Tax payments that can be clearly identified with disposals, integration and exchange differences taken to reserves are allocated as non operating tax payments. In 2003 cash received relating to acquired deferred income is an adjustment in Pearson's operating cash flow to match pre acquisition cash received with post acquisition revenue recognised following the acquisition of London Qualifications and more accurately reflect the substance of the transaction. A contra entry to this adjustment is included in 'Acquisitions of businesses and investments'.

27 Notes to consolidated cash flow statement *continued*

All figures in £ millions	Cash	Overdrafts	Sub-total	Short-term deposits	Debt due within one year	Debt due after one year	Finance leases	Total
b. Analysis of net debt								
At 31 December 2003	309	(23)	286	252	(552)	(1,347)	(5)	(1,366)
Exchange differences	(5)	2	(3)	(9)	37	50	–	75
Other non-cash items	–	–	–	–	–	–	(1)	(1)
Net cash flow	67	(37)	30	(1)	466	(415)	2	82
At 31 December 2004	371	(58)	313	242	(49)	(1,712)	(4)	(1,210)
At 31 December 2002	417	(77)	340	158	(172)	(1,734)	(7)	(1,415)
Exchange differences	6	31	37	9	(40)	111	–	117
Other non-cash items	–	–	–	–	(459)	458	(1)	(2)
Net cash flow	(114)	23	(91)	85	119	(182)	3	(66)
At 31 December 2003	309	(23)	286	252	(552)	(1,347)	(5)	(1,366)

Note Finance leases are included within other creditors in the balance sheet (see note 20).

All figures in £ millions	2004	2003
c. Reconciliation of net cash flow to movement in net debt		
Increase/(decrease) in cash in the year	30	(91)
(Increase)/decrease in net debt from management of liquid resources	(1)	85
Decrease/(increase) in net debt from other borrowings	51	(63)
Decrease in finance leases	2	3
Other non-cash items	(1)	(2)
Exchange differences	75	117
Movement in net debt in the year	156	49
Net debt at beginning of the year	(1,366)	(1,415)
Net debt at end of the year	(1,210)	(1,366)

28 Contingent liabilities

There are contingent Group and company liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition, there are contingent liabilities of the Group in respect of legal claims. None of these claims are expected to result in a material gain or loss to the Group.

29 Commitments under leases

At 31 December 2004 the Group had commitments under leases, other than finance leases, to make payments in 2005 as follows:

All figures in £ millions	Land and buildings	Other
For leases expiring		
In 2005	7	4
Between 2006 and 2009	22	15
Thereafter	67	–
	96	19

30 Related parties

Joint ventures and associates – Loans and equity advanced to joint ventures and associates during the year and at the balance sheet date are shown in notes 13 and 14. Amounts falling due from joint ventures and associates are set out in note 17. Dividends receivable from joint ventures and associates are set out in notes 13 and 14.

There were no other related party transactions in 2004.

31 Post balance sheet events

In December 2004, Pearson announced its intention to dispose of its 79% interest in Recoletos Grupo de Comunicaciòn, S.A. to Retos Cartera, a consortium of investors, as part of a tender offer for all of Recoletos. The transaction was approved by the Spanish regulatory authorities in February 2005 and will close in the early part of 2005. In January 2005 Pearson sold its 22% stake in MarketWatch to Dow Jones & Co for $101m.

32 Company balance sheet as at 31 December 2004

All figures in £ millions	Note	2004	2003 restated
Fixed assets			
Investments: subsidiaries	33	7,134	6,343
		7,134	6,343
Current assets			
Debtors:			
Amounts due from subsidiaries – due within one year		674	1,394
Amounts due from subsidiaries – due after more than one year		288	944
Taxation		66	3
Other debtors		–	–
Cash at bank and in hand	18	87	75
		1,115	2,416
Creditors – amounts falling due within one year			
Short-term borrowing	19	(139)	(610)
Amounts due to subsidiaries		(1,815)	(2,860)
Other creditors		(2)	(1)
Accruals and deferred income		(11)	(16)
Dividends	8	(125)	(119)
		(2,092)	(3,606)
Net current liabilities		(977)	(1,190)
Total assets less current liabilities		6,157	5,153
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	19	(1,181)	(1,123)
Amounts due to subsidiaries		(440)	(234)
Provisions for liabilities and charges		(4)	(2)
		(1,625)	(1,359)
Net assets		4,532	3,794
Capital and reserves			
Called up share capital	23	201	201
Share premium account	33	2,473	2,469
Special reserve	33	397	397
Other reserves	33	26	17
Profit and loss account	33	1,435	710
Equity shareholders' funds		4,532	3,794

The 2003 comparatives have been restated for the adoption of UITF38 (see note 24).

The financial statements were approved by the board of directors on 27 February 2005 and signed on its behalf by

Dennis Stevenson, Chairman *Rona Fairhead, Chief Financial Officer*

33 Notes to the company balance sheet

All figures in £ millions	
Investment in subsidiaries	
At 31 December 2003	6,343
Subscription for share capital in subsidiary	915
Provision for diminution in value	(100)
Revaluations	(24)
At 31 December 2004	7,134

Note Shares are stated at cost less provisions for diminution in value or directors' valuations.

All figures in £ millions	Share premium account	Special reserve	Other reserves	Profit and loss account	Total
Reserves					
Summary of movements					
At 31 December 2003	2,469	397	17	710	3,593
Exchange differences	–	–	–	(20)	(20)
Premium on issue of equity shares	4	–	–	–	4
Net amount received in respect of ESOP shares	–	–	9	–	9
Profit for the financial year	–	–	–	946	946
Dividends on equity shares	–	–	–	(201)	(201)
At 31 December 2004	2,473	397	26	1,435	4,331

Note The special reserve represents the cumulative effect of cancellation of the company's share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group's profit and loss account has been presented.

34 Principal subsidiaries and associates

	Country of incorporation or registration
Subsidiaries	
The principal operating subsidiaries are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.	
Pearson Education	
Pearson Education Inc.	US
Pearson Education Ltd	England
NCS Pearson Inc.	US
FT Group	
The Financial Times Ltd	England
Financial Times Business Ltd	England
Interactive Data Corporation (61%)	US
Les Echos SA	France
Recoletos Grupo de Comunicación SA (79%) see note 31	Spain
The Penguin Group	
Penguin Group (USA) Inc.	US
The Penguin Publishing Co Ltd	England
Dorling Kindersley Holdings Ltd*	England

*Direct investment of Pearson plc.

	Country of incorporation or registration	Class of share	Beneficial interest %	Accounting year end
Associates				
FT Group				
The Economist Newspaper Ltd	England	Ord 5p	50	March
		'B' 5p	100	
		'A' 5p	Nil	
		Trust 5p	Nil	
FT-SE International Ltd	England	Ord £1	50	December

Five Year Summary

All figures in £ millions	2000	2001	2002	2003	2004
Sales					
Continuing operations	3,540	4,075	4,172	3,879	3,729
Discontinued operations	334	150	148	169	190
	3,874	4,225	4,320	4,048	3,919
Sales – underlying movement %	11	0	6	(4)	3
Sales – constant exchange rate movement %	–	–	–	(2)	4
Adjusted operating profit*					
Pearson Education	237	274	326	313	293
FT Group	62	49	51	58	86
The Penguin Group	79	80	87	91	54
Continuing operations	378	403	464	462	433
Adjusted operating profit – underlying movement %	–	(2)	18	0	7
Adjusted operating profit – constant exchange rate movement %	–	–	–	5	5
Adjusted eps*	30.6p	21.4p	30.3p	32.0p	30.0p
Dividends per share	21.4p	22.3p	23.4p	24.2p	25.4p
Net assets	4,331	3,920	3,468	3,088	2,816
Deferred taxation	(295)	(272)	(174)	(145)	(165)
Provisions for liabilities and charges	257	239	165	152	123
Net debt (excluding finance leases)	2,301	2,379	1,408	1,361	1,206
Capital employed	6,594	6,266	4,867	4,456	3,980
Operating free cash flow per share*	23.0p	29.6p	38.3p	26.4p	35.4p
Total free cash flow per share*	2.5p	17.6p	27.0p	24.2p	36.2p
Return on invested capital %*	4.9	4.6	6.0	6.3	6.2

*Before goodwill charge, integration costs and non operating items.

Corporate and Operating Measures

Sales – underlying and constant exchange rate movement

Sales movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	Continuing	Discontinued	2004 Total
Underlying increase	111	25	136
Portfolio changes	41	–	41
Exchange differences	(302)	(4)	(306)
Total sales decrease	(150)	21	(129)
Underlying increase	3%		3%
Constant exchange rate increase	4%		4%

Adjusted operating profit – underlying and constant exchange rate movement

Operating profit movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	Continuing	Discontinued	2004 Total
Underlying decrease	30	(5)	25
Portfolio changes	(8)	–	(8)
Exchange differences	(51)	(1)	(52)
Adjusted operating profit decrease	(29)	(6)	(35)
Underlying increase	7%		5%
Constant exchange rate increase	5%		3%

Free cash flow per share

Operating cash flow less tax, interest and integration costs paid, divided by the weighted average number of shares in issue.

All figures in £ millions	2004
Adjusted operating profit*	455
Cash conversion	93%
Operating cash flow	422
Tax paid on operating profits	(55)
Net interest paid	(85)
Operating free cash flow	282
Non operating tax received	10
Integration costs	(4)
Total free cash flow	288
Weighted average number of shares in issue (millions)	795.6
Operating free cash flow per share	35.4p
Total free cash flow per share	36.2p

*Before goodwill charge and non operating items.

Return on invested capital*
Adjusted operating profit less cash tax expressed as a percentage of gross invested capital.

All figures in £ millions	2004
Adjusted operating profit	455
Cash tax (15%)	(68)
Return	387
Gross goodwill	5,029
Net operating assets	1,196
Invested capital	6,225
Return on invested capital	6.2%

* Before goodwill charge and non operating items.

Shareholder Information

Payment of dividends to mandated accounts
Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP)
The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

Personal Equity Plans (PEPs)
and Individual Savings Accounts (ISAs)
The government no longer permits investment to be made in PEPs, although existing PEPs may be continued. Existing Corporate PEP and Single Company PEP holders who require further information about their PEPs should ring the HBOS helpline on 0870 606 6417. Lloyds TSB Registrars offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

Low cost share dealing facilities

A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of buying and selling Pearson shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, JPMorganCazenove Limited, 20 Moorgate, London EC2R 6DA. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars, telephone 0870 242 4244 for details.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small holdings of shares, whose value makes them uneconomic to sell. Details can be obtained from the ShareGift website at www.sharegift.org or by telephoning 020 7337 0501.

Shareholder information online

Lloyds TSB Registrars provide a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price

The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com, from FT.com or from Financial Times CityLine (telephone 0906 843 3620).

American Depositary Receipts (ADRs)

Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888 BNY ADRs (toll free within the US) or (1) 610 382 7836 (outside the US), or email shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

Advisers

Auditors PricewaterhouseCoopers LLP

Bankers HSBC Bank Plc

Brokers JPMorgan Cazenove Limited, Citigroup

Financial advisers Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited

Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

2005 Financial calendar	
Ex-dividend date	6 April
Record date	8 April
Last date for dividend reinvestment election	21 April
Annual general meeting	29 April
Payment date for dividend and share purchase date for dividend reinvestment	6 May
Interim results	25 July
Interim dividend	23 September

Index to the Financial Statements

Principal Offices Worldwide

Pearson (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas
New York City, NY 10019 USA
T +1 212 641 2400
F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

Pearson Education
One Lake Street, Upper Saddle River
NJ 07458 USA
T +1 201 236 7000
F +1 515 284 6719
firstname.lastname@pearsoned.com
www.pearsoned.com

The Financial Times Group
Number One Southwark Bridge
London SE1 9HL UK
T +44 (0)020 7873 3000
F +44 (0)020 7873 3076
firstname.lastname@ft.com
www.ft.com

The Penguin Group (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@penguin.co.uk
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City
NY 10014 USA
T +1 212 366 2000
F +1 212 366 2666
firstname.lastname@uspenguingroup.com
us.penguingroup.com

Pearson plc
Registered number 53723 (England)

Design Radley Yeldar
Illustration Kevin 'KAL' Kallagher
Print CTD Printers Ltd

This report is printed on paper which is produced from sustainable forests and is made from totally chlorine-free pulp.

Letter from the Chairman

on business to be transacted at the Annual General Meeting on Friday, 29 April 2005
and Notice of Annual General Meeting


THE
CHAIR

This document is important and requires your immediate attention.

If you are in any doubt as to what action you should take, you should seek your own advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the company's registrars no later than 12 noon on Wednesday, 27 April 2005. Alternatively, you may register your vote on-line by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish. Electronic and CREST proxy voting instructions should also be submitted no later than 12 noon on Wednesday, 27 April 2005.


PEARSON

Registered office: Pearson plc, 80 Strand, London WC2R 0RL, UK
Registered in England. Registered number 53723

To Shareholders

31 March 2005

Dear Shareholder,

I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 29 April 2005. Shareholders of the company (shareholders) will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

Ordinary business

The company's accounts and reports of the directors of the company (directors) and auditors of the company (auditors);

The final dividend for the year ended 31 December 2004;

Re-election and reappointment of directors;

Approval of the report on directors' remuneration;

Reappointment of PricewaterhouseCoopers LLP as auditors for the ensuing year;

Authority to determine the remuneration of the auditors; and

Authority to allot shares.

Special business

Increase in authorised share capital;

Waiver of pre-emption rights; and

Authority to purchase own shares.

A brief description of these matters is set out below.

Notice of AGM

The Notice convening the AGM is set out on pages 6, 7 and 8 of this document.

Report and accounts and final dividend (resolutions 1 and 2)

The first item for consideration at the AGM will be the company's accounts and the reports of the directors and auditors for the financial year ended 31 December 2004.

Separately, shareholders will also be asked to approve the payment of a final dividend of 15.7p per ordinary share in respect of the year ended 31 December 2004, as recommended by the directors. The dividend will be payable on 6 May 2005 to shareholders on the register at the close of business on 8 April 2005, the record date.

Re-election and reappointment of directors (resolutions 3 to 8)

Five directors will retire by rotation at the AGM in accordance with the company's Articles of Association (Articles) and the requirements of the Combined Code on Corporate Governance. All five, Marjorie Scardino, Rona Fairhead, Patrick Cescau, Reuben Mark and Vernon Sankey will offer themselves for re-election.

Marjorie Scardino – chief executive, aged 58, joined the Pearson board in January 1997. She trained and practised as a lawyer and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation. Rona Fairhead – chief financial officer, aged 43, joined the Pearson board and became chief financial officer in June 2002. From 1996 until 2001 she worked at ICI plc where she served as executive vice president, group control and strategy. She is a non-executive director of HSBC Holdings plc. Patrick Cescau – aged 56, is chairman of Unilever. He became a non-executive director of Pearson in April 2002.

Reuben Mark and Vernon Sankey, having both served more than nine years on the board, also offer themselves for re-election. Reuben Mark – aged 66, is chairman and chief executive of the Colgate-Palmolive Company and a non-executive director of Time Warner Inc. He became a non-executive director of Pearson in 1988. Vernon Sankey – aged 55, was previously chief executive of Reckitt & Colman plc and is chairman of Photo-Me International plc. He is also a non-executive director of Taylor Woodrow plc and Zurich Financial Services AG. He became a non-executive director of Pearson in 1993.

As required by the Code, the board has no hesitation in recommending that resolutions 3 to 7 be approved as each director being proposed for re-election continues to be effective and to demonstrate commitment to their respective roles.

Having been appointed since the last AGM, Susan Fuhrman will retire at the forthcoming AGM and, in accordance with the company's Articles and being eligible, offer herself for reappointment. Susan Fuhrman – aged 60, was appointed to the board on 27 July 2004 and has spent her entire career working in education. She is currently Dean of Penn Graduate School of Education at the University of Pennsylvania. Susan has a lifelong commitment to education and is among the leading educational experts in the US. With these credentials, and her record of success at some highly respected institutions, the board believes she will make a valuable contribution to the business and would wholeheartedly recommend her reappointment.

Report on directors' remuneration (resolution 9)

Shareholders will be asked to approve the report on directors' remuneration in accordance with the provisions of the Directors' Remuneration Report Regulations 2002.

Auditors (resolutions 10 and 11)

Resolutions will be proposed to reappoint PricewaterhouseCoopers LLP as auditors until the conclusion of the AGM in 2006 and to authorise the directors to determine the remuneration of the auditors.

Renewal of the directors' authority to allot shares (resolution 12)

Shareholders will be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to update for another year the authority for the allotment of shares which was conferred on the board of directors at the last AGM on 30 April 2004. This resolution is conditional on resolution 13 being passed. If both resolutions are passed, the new authority would permit the allotment of up to approximately 268 million ordinary shares (representing approximately 33% of Pearson's issued ordinary share capital at 1 March 2005) over and above those committed to the various share option and employee share plans. The directors have no current intention to exercise this authority.

Proposed increase in authorised share capital (resolution 13)

Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be some 383 million ordinary shares unissued, including some 107 million ordinary shares (representing approximately 9% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans. The increase represents some 0.5% of the current authorised share capital.

Waiver of pre-emption rights (resolution 14)
A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the Act. Accordingly, resolution 14 proposes a one year authority to issue ordinary shares for cash consideration either by way of a rights issue or to persons other than existing shareholders, in the latter case limited to a total of some 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital at 1 March 2005.

Authority to purchase own shares (resolution 15)
Shareholders will be asked to renew for a further year the authority given to the directors at the AGM held on 30 April 2004 to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

Last year's authority has not been exercised, but the directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are repurchased will be dealt with in accordance with section 162A of the Act. The company is entitled to hold the shares as treasury shares, sell them for cash, cancel them or transfer them pursuant to an employee share scheme.

The authority, which will expire no later than 28 July 2006, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital at 1 March 2005. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to 105% of the average of the market values of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and UK Listing Authority's requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for ordinary shares which were outstanding as at 1 March 2005, the latest practicable date prior to the publication of this circular, was 26 million, which represents 3.24% of the issued share capital of the company as at that date and would represent 3.60% of the company's issued share capital, if the maximum number of 80 million shares were to be purchased by the company.

Annual General Meeting
The resolutions referred to in this letter are included in the Notice of AGM set out on pages 6, 7 and 8 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 29 April 2005. If you are unable to attend the

meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrars not less than 48 hours before the time of the meeting. Alternatively, you may register your vote on-line by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the AGM and voting in person should you so wish. If you are unable to attend the AGM in person but would like to ask a question anyway, please e-mail dennisstevenson-agm@pearson.com.

Recommendation

In the opinion of the directors, the passing of resolutions 1 to 15 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 15 as they intend to do in respect of their beneficial holdings.

Chairman Succession

On 27 February 2005 it was announced that I am to step down, later this year, as chairman of the board of Pearson. The nomination committee of the board, headed by the senior independent director, Terry Burns, will lead the process of appointment of a new chairman and will make recommendations to the board. The nomination committee will follow the provisions of the Combined Code on Corporate Governance in relation to this appointment and ensure that the appointment will be merit based and against objective criteria.

I joined the board of Pearson in 1986 as a non-executive director and became chairman in May 1997. The board and I have been discussing plans for my succession for some time, and this is a good moment to formalise the process. Pearson is in excellent shape, confidently looking forward to some very good years under a strong executive team.

Yours sincerely



Dennis Stevenson, Chairman

Directors

H D Stevenson (chairman)
M M Scardino (chief executive)
D C M Bell (director for people)
R A Fairhead (chief financial officer)
J C Makinson (chairman and chief executive of The Penguin Group)
T Burns
P J Cescau
S H Fuhrman
R Mark
V L Sankey
G S Talwar

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (AGM) of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 29 April 2005 for the following purposes:

Ordinary business

1. To receive and consider the accounts of the company and reports of the directors of the company (directors) and auditors of the company (auditors) for the year ended 31 December 2004;
2. To declare a final dividend on the ordinary shares, as recommended by the directors;
3. To re-elect Marjorie Scardino as a director;
4. To re-elect Rona Fairhead as a director;
5. To re-elect Patrick Cescau as a director;
6. To re-elect Reuben Mark as a director;
7. To re-elect Vernon Sankey as a director;
8. To reappoint Susan Fuhrman as a director;
9. To receive and approve the report on directors' remuneration;
10. To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year;
11. To authorise the directors to determine the remuneration of the auditors; and
12. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 13 set out in the Notice of AGM dated 31 March 2005, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £66,955,000, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously reviewed, varied or revoked by the company in general meeting), provided that: (i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and (ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 10 passed at the AGM of the company held on 30 April 2004.

Special business

13. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £295,500,000 be and is hereby increased by £1,000,000 to £296,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 12 in the Notice of AGM dated 31 March 2005 (or, if resolution 12 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 10 passed at the AGM held on 30 April 2004), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited: (i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,040,000; and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

15. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made; (iv) the authority hereby conferred shall expire at the end of next year's AGM or 18 months from the date of this resolution whichever is earlier unless such authority is renewed prior to such date; and (v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

By order of the board

Philip Hoffman, Secretary – 31 March 2005

Notes

1. Ordinary shareholders only are entitled to attend and vote at this AGM. Any such shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxies to attend and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Alternatively, you may register your vote on-line by visiting the website of the company's registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

2. Copies of the contracts of service between the directors and subsidiaries of the company are available for inspection at the company's registered office during normal business hours on any weekday (Saturdays and public holidays excluded). The contracts mentioned above will also be available for inspection during the AGM and for 15 minutes before it starts. The register of directors' interests will also be available for inspection from the commencement of the AGM until its conclusion.

3. The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6 pm on Wednesday, 27 April 2005 shall be entitled to attend and vote at the aforesaid AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 pm on Wednesday, 27 April 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

READING ALLOWED



PEARSON

Contents

Throughout this review (unless otherwise stated):

1. Growth rates are on an underlying basis, excluding the impact of currency movements and portfolio changes. *In 2004, currency movements reduced revenues on a continuing business basis by £302m and* profits by £51m while portfolio changes increased revenues by £41m and reduced profits by £8m.
2. Adjusted figures are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years.
3. The 'business performance' measures, which Pearson uses alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Pearson uses these measures because we consider them to be most useful for tracking underlying business performance. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 9 and 27 of the governance and financial statements.
4. The value of the dollar has been translated at the year end rate; $1.92: £1 sterling.

READING ALLOWED


KAL

Pearson is a company built on the importance and pleasure of reading. Our authors, educators, editors, journalists and designers bring ideas and stories, facts and figures, words and images to life, in print and on screen.

This year alone, we'll publish our largest ever programme to help America's school children to read and we'll bring classic books to life in a new Penguin literature programme. We'll celebrate Penguin's 70th birthday with 70 'Pocket Penguins' reflecting the unique range of Penguin's publishing heritage. And, through the *Financial Times*, we'll bring a global perspective on business and politics to more readers than ever.

From our roots as the world's largest book publisher, we've grown to provide a range of related services: testing and learning software for students of all ages; data for financial institutions; public information systems for government departments.

We are leaders in education, consumer books and business information – all businesses that fuel the world's booming demand for knowledge. We're well placed to grow and meet our financial goals, and we know that these go hand in hand with our business goals: to educate, entertain and inform.

FINANCIAL HIGHLIGHTS

Sales: Total £3,729m *$7,160m**


Penguin: (21%)
£786m *$1,509m*
School: (30%)
£1,118m *$2,147m*
by Sector
FT Group:
(16%)
£587m *$1,127m*
Professional:
(14%)
£507m *$973m*
Higher Education:
(19%)
£731m *$1,404m*


United
Kingdom: (15%)
£545m *$1,046m*
by Geography
Continental
Europe: (8%)
£300m *$576m*
Asia Pacific: (7%)
£261m *$501m*
North
America: (67%)
£2,505m *$4,810m*
Rest of the
World: (3%)
£118m *$227m*

Adjusted operating profit: Total £433m *$832m**


Penguin:
(12%)
£54m *$104m*
School: (27%)
£117m *$225m*
FT Group:
(20%)
£86m *$165m*
by Sector
Professional:
(10%)
£43m *$83m*
Higher Education:
(31%)
£133m *$255m*


Asia Pacific: (7%)
£31m *$60m*
by Geography
Continental
Europe: (4%)
£21m *$40m*
Rest of the
World: (3%)
£14m *$27m*
North
America: (86%)
£393m *$755m*

Note: United Kingdom operating loss excluded = £(26)m *$(50)m*.

*Continuing businesses (excluding Recoletos).

	2004 £m	*2004 $m*	2003 £m	*2003 $m*	Underlying change %
Sales[1]	3,729	*7,160*	3,879	*7,448*	3
Business performance					
Adjusted operating profit[1, 2]	433	*832*	462	*887*	7
Adjusted profit before tax[2]	386	*741*	410	*787*	
Adjusted earnings per share[2]	30.0p	*57.6¢*	32.0p	*61.4¢*	
Free cash flow[1, 2]	279	*536*	188	*361*	
Return on invested capital	6.2%		6.3%		0.3%pts[3]
Statutory results					
Operating profit	231	*444*	226	*434*	
Profit before tax	171	*328*	152	*292*	
Basic earnings per share	11.1p	*21.3¢*	6.9p	*13.2¢*	
Dividends per share	25.4p	*48.8¢*	24.2p	*46.5¢*	
Net borrowings	1,206	*2,316*	1,361	*2,613*	

[1] Continuing businesses (excluding Recoletos: sales (2004: £190m; 2003: £169m), operating profit (2004: £22m; 2003: £28m)).
[2] Before goodwill (2004: £(224)m; 2003: £(264)m) and non-operating items (2004: £9m; 2003: £6m).
[3] At constant currency.

BUSINESS HIGHLIGHTS

Pearson Education


PEARSON
Education

Sales

Year	Sales
04	£2,356m / *$4,524m*
03	£2,451m / *$4,706m*
02	£2,756m / *$5,292m*
01	£2,604m / *$5,000m*
00	£2,090m / *$4,013m*

Adjusted operating profit

Year	Adjusted operating profit
04	£293m / *$563m*
03	£313m / *$601m*
02	£326m / *$626m*
01	£274m / *$526m*
00	£237m / *$455m*

The Financial Times Group


FT

Sales

Year	Sales
04	£777m / *$1,492m*
03	£757m / *$1,453m*
02	£726m / *$1,394m*
01	£801m / *$1,538m*
00	£844m / *$1,620m*

Adjusted operating profit

Year	Adjusted operating profit
04	£108m / *$207m*
03	£86m / *$165m*
02	£80m / *$154m*
01	£72m / *$138m*
00	£98m / *$188m*

The Penguin Group



Sales

Year	Sales
04	£786m / *$1,509m*
03	£840m / *$1,613m*
02	£838m / *$1,609m*
01	£820m / *$1,574m*
00	£755m / *$1,450m*

Adjusted operating profit

Year	Adjusted operating profit
04	£54m / *$104m*
03	£91m / *$175m*
02	£87m / *$167m*
01	£80m / *$154m*
00	£79m / *$152m*

Pearson Education		2004 £m	*2004 $m*	2003 £m	*2003 $m*	Underlying change %
Sales	School	1,118	*2,147*	1,176	*2,258*	–
	Higher Education	731	*1,404*	772	*1,482*	4
	Professional	507	*973*	503	*966*	12
	Total	2,356	*4,524*	2,451	*4,706*	4
Adjusted operating profit	School	117	*225*	127	*244*	2
	Higher Education	133	*255*	148	*284*	1
	Professional	43	*83*	38	*73*	30
	Total	293	*563*	313	*601*	5

The Financial Times Group						
Sales	Financial Times	208	*399*	203	*390*	3
	Other FT publishing	110	*211*	112	*215*	5
	IDC	269	*517*	273	*524*	3
	Total continuing	587	*1,127*	588	*1,129*	3
	Discontinued (Recoletos)	190	*365*	169	*324*	15
	Total	777	*1,492*	757	*1,453*	6
Adjusted operating profit/(loss)	Financial Times	(9)	*(17)*	(32)	*(62)*	72
	Other FT publishing	11	*21*	6	*11*	61
	Associates and joint ventures	6	*11*	3	*6*	100
	IDC	78	*150*	81	*156*	9
	Total continuing	86	*165*	58	*111*	69
	Discontinued (Recoletos)	22	*42*	28	*54*	(18)
	Total	108	*207*	86	*165*	39

The Penguin Group						
Sales	Total	786	*1,509*	840	*1,613*	–
Adjusted operating profit	Total	54	*104*	91	*175*	(24)

CHAIRMAN'S STATEMENT



Dear fellow shareholder,

I write this letter after we have announced that I will be standing down as chairman during 2005. I do this with great sadness because it has always been a privilege to be associated with this very special company. However, after nearly 20 years on the board, eight as chairman, and now anticipating good growth over the next few years, it seems the right time to hand on to someone else.

This is perhaps a good moment to share with all my fellow shareholders the 'big picture' of how I see our business. Eight years ago we set out on one of the more radical business transformations in recent times, turning Pearson into a content-led business with leading positions in publishing and financial information.

With cruel timing the technology and media bubble burst, to be followed by the deepest ever recession in business to business advertising and a relentless slide in the value of the US dollar – the currency in which we make about 70% of our profits. The Pearson management team has worked tirelessly to reduce costs and make our operations more efficient – without ever compromising on the quality of the products nor their potential to create value for shareholders in the long term. Over those eight years, our total return to shareholders has been 21%, compared with 6.5% for the UK media sector, mostly the result of our strong dividend policy.

Our largest business by far, education, has shown continuous financial progress and looks forward to an environment which is particularly encouraging over the next few years. Business to business advertising although beginning to rise is not exactly racing away; but the *Financial Times* has reduced its cost base by one-third over the years and the FT Group is achieving a substantial profit recovery. We are taking vigorous actions to ensure that Penguin tackles some tough market conditions and we anticipate substantial profit gains for Pearson as a whole.

I think it is fair to say that the rather dramatic surgery forced on us by horrible conditions will stand us in good stead as the recovery gathers momentum. The share price has moved stubbornly sideways for the past three years but we are now in the position of having world leading brands and businesses in markets with extremely good prospects. The management team, led by Marjorie, deserve all our thanks.

Early in 2005, we accepted with great regret the resignation for health reasons of Peter Jovanovich from the board and from his duties as chief executive of Pearson Education. Peter spearheaded our rapid growth in education and I am sure all shareholders will want to join me in thanking him for his service to the company and wishing him a very healthy future.

As one distinguished educationalist left our board, another one joined. Professor Susan Fuhrman has spent her entire career in education, and she now leads one of the world's most respected teacher education institutions – the Penn Graduate School of Education at the University of Pennsylvania. She joined our board in the summer of 2004 and is already making a terrific contribution to Pearson.

On a personal note, I would like to thank my colleagues on the board, past and present. Pearson has always had a relatively small board enabling relationships to be forged that allow strong internal debate while retaining the right collective spirit.

As always, the board wishes to pay tribute to the efforts of Pearson's 33,000 people who work in 60 countries around the world. This business is unusually dependent on their skills and imagination. The cultural transformation of Pearson has never received the same attention as our portfolio transformation. But I am absolutely clear that the company's commitment to product quality, editorial integrity, freedom of speech and education is shared across all our businesses and is critical to our long-term value.

Along with the rest of the board, I am very confident that your company is in excellent shape to build that value over the coming years. I look forward to that, since I have every intention of retaining a large shareholding in Pearson long after I stand down, to enjoy the fruits of all the good work that has taken place.



Dennis Stevenson, *Chairman*

CHIEF EXECUTIVE'S REVIEW



Pearson is a company that thrives on the power of a good story. We use stories every day to teach children, enlighten business people and entertain book readers. We also use them in our business to learn from the past as we take on the future.

This year one of our most famous brands, Penguin, celebrates its 70th birthday – after seven decades packed with stories and lessons. One example: E.V. Rieu was hired by Penguin's founder Allen Lane to launch the Penguin Classics. He did it well, and when he retired he wrote: 'The Penguin Classics, though I designed them to give pleasure even more than instruction, have been hailed as the greatest educative force of the twentieth century. And far be it for me to quarrel with that encomium, for there is no one whom they have educated more than myself.'

All of us in Pearson could say that today. In trying to educate, entertain and inform, the 33,000 people here are trying to be a great educative force in the twenty-first century. In the process, we're constantly learning ourselves.

Our history, rewritten

Eight years ago we started some radical editing of 160-year-old Pearson. We wanted to recompose it as a company with industrial logic – businesses that were in the same general field and could thus share assets and operations as well as culture and style.

Our business objective was to be a high-performing, durable company that could take advantage of the best growth markets. Our social objective was to help people move on in their lives intellectually and professionally – to 'live and learn'.

We focused on a few simple things:

– Putting together businesses that combined publishing and services.
– Building market scale, brands and leadership in those businesses.
– Creating an atmosphere of collaboration, confidence and achievement.


SEEDS OF KNOWLEDGE
KAL

Our businesses prepare people to succeed in a 'knowledge economy'

The proof of the success of our strategy would be increasing the value of the company for its owners. Here's how I see our report card:

1. Financial performance For four years (1997-2000) we made good strategic and financial progress. By 2000 we had largely finished reshaping our set of businesses (though we're never really finished). We had steadily rising sales, margins and cash, and of course a large boom (and soon-to-be bust) in the internet.

Then we suffered a sharp downturn in business advertising and technology which hurt financial returns, in our newspapers in particular. We also saw US school budgets struggle with state budget deficits; the US dollar weaken; consumer book buying lag.

So we began a second chapter for Pearson, this time to improve our operational fitness – taking out costs and changing the way we did things to become more efficient. At the same time, we stuck to our financial goals, restating them slightly in 2001 to 'earnings, cash and return on invested capital' to adjust to our new phase of development.

At the end of those three years – chapter two – adjusted earnings per share are up 40%; free cash flow is up 106%; and return on invested capital is up 1.6 percentage points.

2. *Strategic logic* We now have a coherent, complementary set of businesses, all with the objective of adding value to words, stories or data, and all with market leadership, scale and brands:

– Our education business is now the world's largest, broadest and most international.
– Our consumer publishing business is the most famous brand in its industry and a leader in its markets.

Adjusted earnings per share

Our progress In 2004 we increased our adjusted eps by 5% on an underlying basis. Currency movements eroded our reported performance by 3.7p. In 2005 we expect strong earnings growth.

*Constant currency


04
30.0p / *57.6¢*
3.7p*
03
32.0p / *61.4¢*
02
30.3p / *58.2¢*
01
21.4p / *41.1¢*

Total free cash flow

Our progress Our cash improved by £96m, helped by the receipt of the TSA payment in December 2004. We expect our free cash flow to increase further in 2005.


04
£288m / *$553m*
03
£192m / *$369m*
02
£215m / *$413m*
01
£140m / *$269m*

Return on invested capital

Our progress Reported ROIC was a little lower than in 2003 at 6.2% but it rose again on an underlying basis. This was the result of improvements in operating profit and working capital efficiency. We expect further improvement on ROIC in 2005.

*Constant currency


04
6.2%
0.4%*
03
6.3%
02
6.0%
01
4.6%

– Our business information company includes the most international business newspaper and online service as well as the main business papers in many national markets. It also has the advantage of a data business which leads its sector, shares the same customer segments and helps stabilise the newspapers in business advertising cycles.

These businesses now share a company culture that is enthusiastic, self-confident and collaborative. They also share central business and supply chain services and work together on anything that will reduce costs or add quality or help us invent new products. In 2003 and 2004 alone we generated some $500m of revenues and $100m of cash savings through that kind of cost and revenue collaboration.

Our strategy, revisited

Going into 2005, our objective is the same as it has been for the past eight years: to create wealth for our owners by adding value to words and data and helping people get on in their lives. We think that's an excellent focus for two reasons:

1. Because of the trends we see in the world The demand for education and personal development is a worldwide movement. School and college enrolments are growing. Countries realise that educated citizens foster economic progress and democracy; individuals realise that they can't advance in a knowledge economy without education.

In much of the world, that demand starts with a desire to learn English, the language of international business and politics. That's increasingly important to market economies that want to promote inward investment, and it creates growing markets in Europe and the USA, as well as in the emerging giants of India and China.

2. Because we have competitive advantages Our greatest advantage is our people. At the centre of the company is knowledge of how to manage the financial, legal and creative issues that make great publishing by talented people commercial.

Secondly, everything we make and sell (education, journalism, commentary and literature) requires the company to value independence of thought and open-mindedness, and it takes special care and skill to turn that into value for shareholders.


SCHOOL
BUS
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Pearson is entirely reliant on the inventiveness and character of its people

Next is our scale. We are twice as large as any other publishing company. That gives us clout with retailers, distributors, suppliers – all the links up and down our supply chain. That scale has come through aggressive consolidation in geographic and functional areas to achieve operational efficiency. Over the past four years, we've reduced costs by close to £400m in all our businesses.

Our focus on utility also makes us stand out. People have learned that technology can allow them to have things just as they want them: so they want what they buy to be tailored for them, to solve their problem. In education, we're slowly becoming famous for our content-plus-applications approach: for insisting, for instance, that what we produce is not just a book, but a way of helping a teacher teach and a student learn. In newspapers, particularly their online versions, it also helps to be able to offer news and analysis on the topic a reader chooses, in his own way.

Finally, in every one of our divisions, breadth is an advantage. It puts us in the position to be innovative. We can try market-changing ideas others can't because we have parts of the puzzle that no one else has and a wider range of products and markets to spread the costs of exploiting them over. That gives us leeway to try out something new without risking our business.

2004

That strategy and those advantages helped us move ahead in 2004. We made progress on all our financial goals. It was a low point for the US school market and a tough year for Penguin. But all the same, we improved our earnings by 5%, our cash flow by almost 50% and our return on invested capital from 6.3% to 6.6% at constant currency. Those results were thanks to some outstanding efforts all around Pearson, among them:

- Our Higher Education business achieved the remarkable feat of growing faster than its competitors for the sixth straight year – helped by more innovations in the use of technology and the customisation of its textbooks.
- Our education business outside the US grew faster as we became more efficient and strengthened our products and services.
- Our contracting businesses in testing and government services won more business that will contribute to their long-term growth, with newly-signed contracts worth almost $2bn in the past 18 months.
- Our flagship brand, the *Financial Times*, began its return to financial health as it reduced its losses by £23m.
- And IDC, our financial information business, excelled in customer service and product innovation to post profits up 85% from five years ago – outstanding in a market that hasn't been growing.

2005 and beyond

At the start of 2005, we're beginning to write the next chapter in Pearson's history. We can now begin to see our efforts in the first two chapters paying off. Our improved efficiency and productivity and our strong products and services are now combining with more healthy markets in 2005 and the years to follow.

The market for business advertising is slowly recovering and the US school market is entering a phase of buoyant new business opportunity. Some of our biggest profit contributors – Higher Education and IDC – see steady growth in their markets while some emerging businesses – in international education, government services and testing – are preparing for rapid growth. All around Pearson, our customers are asking for the changes in our products and services we've been planning for some time – changes driven by the use of technology and the demand for personalisation in particular.

Almost all of the people in Pearson are owners of a stake in the company, like you. In 2005 we are all applying our determination and ingenuity – and no small amount of grit – to make sure that this new chapter in our history makes happy reading for all Pearson shareholders.



Marjorie Scardino, *Chief executive*

THE BEST OF OUR KNOWLEDGE

Business Reviews



A CLASS OF YOUR OWN

With sales of around £2.4bn and publishing operations all around the world, our education business is the largest and most international. It's also the broadest, serving students from pre-school through school and higher education and on into their professional lives; and providing a wide range of services from textbooks to testing and technology-based learning programmes.

The base of our education business is our publishing. Around one in three American schoolchildren learn reading and maths with one of our textbooks, and we publish more than one-third of all US college textbooks. Outside the US, we are a $1.2bn education company, three times the size of our nearest rival. We are the leading publisher for students of English as a second language and have growing businesses in school, college and professional publishing.

We also have leading positions in educational testing and services. Last year we marked 40 million examination papers and administered over one million tests for professional people. We mark school examinations for the US federal government, 20 American states and thousands of UK schools. We provide tests to certify all kinds of professional people including nurses, software engineers and business school applicants, and we manage public information for government customers including the US Departments of Health and Education.

In 2004, our education business moved forward on several fronts. It reported good growth in underlying sales and profits, and laid the ground for faster growth in 2005, which should be a buoyant year in US education. States in America are seeing their budgets recover and planning more textbook purchases, while the federal government is spending more on reading instruction, school testing and professional development of teachers. We've published new programmes in key subjects such as maths, science and music and won some $1bn of new long-term contracts in school and professional testing. And we've made some investments to combine our content, testing and technology into an integrated service for schools and colleges.

So 24,000 American schools are using our technology to help instruct children and manage information about how they are doing; around three million US college students are pursuing their courses online through one of our programmes; and thousands of college professors are teaching from bespoke textbooks that we've published to their own specifications. These services help each student to learn at his own pace, in his own way.


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We fashion learning materials around the needs of individual students

We're confident about the future of our broad-based education business for several reasons. Over the past 10 years our US school and college publishing businesses have grown at an annual rate of around 7%, and our testing businesses have grown faster. Worldwide, estimates put education publishing as a $100bn plus industry, growing at around 5%. The British Council estimates that two billion people, or one-third of the world's population, will be studying English by 2015. In just about every market we're in, governments and individuals have consistently made investing in education – and the learning achievements of students of all ages – a priority.

There has never been a better time to be in the business of education.



IN THE PINK

The FT Group brings together the world's best international business newspaper with a network of leading national business titles and a consistently successful financial information company.

The *Financial Times* is the world's most international newspaper, printed in 24 cities with correspondents in 55 countries and readers in over 110. We create four different newspapers every day – for the UK, continental Europe, the US and Asia – at the same time as we provide live news and analysis around the clock on FT.com. Eight years ago the FT's newspaper circulation was 300,000, with more than half in the UK; today it is 435,000, with two-thirds outside the UK. And over the same period FT.com has gained a regular audience of around three million monthly users and 76,000 paying subscribers. In print and online, the FT has more paying readers today than at any point in its history.

Alongside the FT, we have a network of leading national business newspapers and online services including *Les Echos* in France and *FT Deutschland* in Germany, stakes in business newspapers in South Africa, Russia and India, and 50% of the world's best weekly current affairs journal, *The Economist*. So the FT Group combines an international perspective on business news with local market intimacy; it shares ideas, stories and insights across our newspapers; and its individual parts punch above their weight because we buy paper, distribution and other services together.

Twelve years ago, the FT Group conceived Interactive Data Corporation, now one of the leading providers of financial data to institutional and private investors. IDC provides them with information on more than 3.5 million securities traded around the world, and through a combination of organic growth and bolt-on acquisitions has grown from a company with sales of $140m in 1997 to a $500m company today.

For the past three years, our newspapers have faced a harsh business advertising recession, coupled with the increasing importance of the internet as a source of news.

In 2004, we weathered the storm and set the stage for further recovery. Our cost actions meant that our network of newspapers returned to profit, even though we haven't yet seen any meaningful pick-up in advertising. Our investments in content and technology kept our newspaper franchises strong – maintaining high-quality audiences in print and growing audiences online very rapidly. IDC posted another great year, growing again even while its competitors were shrinking and adding some new businesses which will be important to its long-term future.


FINANCIAL TIMES
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The world's business newspaper

Looking further ahead, we're confident about the prospects for the FT Group, even in an uncertain advertising climate. We see financial institutions continuing to rely on IDC for the high quality financial information they need to operate successfully and meet their regulatory requirements. We see business people looking for a truly global outlook on business, finance and economics, and for independent, authoritative news and analysis. And we see advertisers shifting from mass media to niche titles which deliver a very precise, very targeted audience of the world's influential business people, investors and political leaders. Among them Warren Buffett, the world's most successful investor, who told his shareholders: 'If you wish to keep abreast of trade and currency matters, read the *Financial Times.*'


NOVEL
IDEAS

Penguin is one of the world's leading consumer publishing businesses, the most loved brand in the industry and home to other famous names such as Dorling Kindersley, Puffin and Ladybird. Each year we publish close to 4,000 titles, for adults and children, in fiction and non-fiction, from timeless classics to the hottest bestsellers.

We benefit from strength in all areas: an unrivalled stable of bestselling authors including Patricia Cornwell, Jan Karon, Nora Roberts, Terry McMillan, Jamie Oliver and Nick Hornby; a strong record of uncovering new writing talent such as Sue Monk Kidd, Zadie Smith, Eoin Colfer and Khaled Hosseini; and a stable, powerful backlist of evergreen titles through Dorling Kindersley and the Penguin Classics.

After five straight years of record sales and profits, 2004 turned out to be a tough year for Penguin. The business was hit by the weak dollar and a slowdown in the US book market (Penguin makes around two-thirds of its sales in the United States), and by a disrupted move to a new warehouse in the UK which is now running smoothly. Our year was also affected by some trends which the consumer publishing industry has faced for some years now: the growing importance of major supermarket chains as booksellers; increasing competition in backlist publishing; and weakness in the 'mass market' category of bestselling books in the United States.

Some of Penguin's efforts to tackle these industry issues will begin to bear fruit in 2005. We've created some innovative ways of reaching new readers, including a direct-to-consumer sales operation in the United States. We have led the industry in innovation, launching a 'premium paperback' that is meeting our consumers' wish for a higher quality, more appealing style of book. And we've continued to invest in new authors – especially in relatively fast-growing segments of the consumer publishing market such as history, politics and business. Our newest imprints, including the Penguin Press, Gotham and Razorbill, have already published some big hits, including Lynne Truss's *Eats, Shoots & Leaves*, a one-million seller in the US, and Ron Chernow's acclaimed biography of the first US Treasury Secretary, *Alexander Hamilton*. Together, our new imprints have already published more than 30 national bestsellers in the US and generated sales of some $40 million.


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Hatching a new generation of book brands

We're also stepping up our efforts to make the most of the scale we enjoy when Penguin and Pearson Education work together. Pearson is the world's largest book company and we have combined our warehousing and distribution operations in Australia, Canada, India and the UK. In 2005, we'll begin to see significant cost savings from these combinations, which will help us improve Penguin margins and reinvest in the quality writing that has made Penguin the world's best and most inventive publishing company for the past 70 years.

OUR BUSINESS AND SOCIETY

Welcome to our report on 'Our Business and Society'. In the pages that follow – and in much greater detail on our website at www.pearson.com/community/csr_report2004 – we set out the progress in social responsibility that we have made in the past year. Our record – whether it's on our UN Global Compact commitments, the diversity of our people or our charitable giving including the three relief funds we set up last year – has continued to improve, though we know that we have a lot still to do. We are particularly pleased that we have been able to set up our Pearson Foundation which makes our educational resources available to those who may lack access to them otherwise. Through this, we are already involved in educational projects from Manila to the Bronx.

As a creative business, we are entirely dependent on the minds and imagination of our 33,000 people. We think that what attracts people to work for us, and prompts many of them to stay, is that we feel a strong sense of responsibility for everything we do. It's their commitment to create the most inspiring textbooks, the best educational testing, the most accurate newspapers, the most original fiction, and the most effective services to governments that make Pearson a company to which we are all proud to belong. We think 'responsible' behaviour is inseparable from what we do every day: our greatest social impact arises from the products and services we create.

In the following pages you will see that we have set out our performance against the targets we set last year and also laid down some new goals for 2005. You will find our full report online at www.pearson.com/community/csr_report2004. I hope you will not hesitate to contact me with any questions or comments at david.bell@pearson.com.



David Bell, *Director for people*

Our Progress in 2004

In 2004 we focused on some specific targets. Here's how we performed against them:

1. Maintain or improve our ratings in key indices of social responsibility We held our position as media sector leader in the Dow Jones Sustainability Indices 2004 for the third year running. Pearson was also included in the Innovest ranking of the 100 Most Sustainable Corporations in the World, the top 100 in the 2003 Business in the Community CR Index and the FTSE4Good Indices.

2. Assess key printers and paper suppliers against UN Global Compact standards We have continued our programme of supplier visits in China, India, Malaysia, Australia, Singapore and Western Europe. We have also run a series of seminars with our main purchasing and production teams in the UK and US to incorporate the review of our commitments under the Global Compact into our terms of business.


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We are working with Book Aid to support mobile reading tents in East Africa

3. Develop strategic community partnerships for key markets outside the US Our new Pearson Foundation has built a number of partnerships in countries such as Jordan, South Africa and the Philippines to share our educational programmes with young people who otherwise lack access to our resources. In 2004 we launched a three-year programme with long-term partner Book Aid International to encourage reading in East Africa through a series of mobile reading tents.

Our Progress in 2004 *continued*

4. Work with UK book production companies to develop industry guidelines on labour standards and human rights in the supply chain Pearson, along with other major book publishing companies in the UK, has successfully worked on setting industry standards for Social Accountability. The standards follow the principles relating to labour standards set out in the UN Global Compact and have been endorsed by the industry trade association, the Publishers Association.

5. Reduce energy use in key buildings and review packaging and office waste Using 2003 as the base year, in 2004 we achieved a 4% reduction against our target of a 10% reduction in electricity and gas usage per square metre of our space by the end of 2008. Paper recycling facilities are in place for 46 of our top 50 buildings and we started to review our use of packaging.

6. Continue to invest in scientific research-based education products Last year we continued our commitment to provide scientific research to validate the educational value of our products and services. For example, in 2004 we commissioned 21 independent scientific research studies into our School maths, reading and science products.

7. Extend the reach of our management development programmes to more countries and parts of the business In 2004 we rolled out our senior leadership masterclasses around the world with 150 senior managers from Europe, the US, Asia and Australia taking part. In addition, each operating company has worked hard to improve their own management development, coaching and mentoring programmes around the world.

8. Introduce business targets and milestones for our diversity strategy To ensure that we continue to make progress against our goals we have introduced quarterly reporting where each head of business reports to Marjorie Scardino on diversity. Our progress in diversity was recognised by the Race for Opportunity survey where Pearson was named 'most improved company'.

Our Plans in 2005

Continue to advance in the key indices of social responsibility

Commission an independent review of our social, environmental and ethical (SEE) processes, initially in our UK businesses

Work with UK media companies and industry bodies to develop understanding of our main social responsibilities

Introduce independent verification into targeted areas of our social responsibility activities

Complete the register of the environmental performance of our key printers

Map the sources of wood, certification methods used and recycled content for the paper supplied to us for our books and newspapers

Continue to assess key printers and paper suppliers against the UN Global Compact standards

Continue our drive to reduce the energy used in our buildings

Continue to increase the recruitment and promotion of people from minority backgrounds, as well as the number of women in senior management roles

Develop a strategic community partnership in the UK


www.pearson.com
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Remember, for the detailed report visit
www.pearson.com/community/csr_report2004

BOARD OF DIRECTORS

Chairman

Dennis Stevenson•▲ chairman, aged 59, was appointed a non-executive director of Pearson in 1986 and became chairman in 1997. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

Note On 27 February 2005 Pearson announced that Dennis intends to retire later in the year.

Executive directors

Marjorie Scardino• chief executive, aged 58, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

David Bell director for people, aged 58, became a director of Pearson in March 1996. In 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees. He is also chairman of the Financial Times Group, a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.

John Makinson chairman and chief executive officer of The Penguin Group, aged 50, joined the Pearson board in March 1996 and was finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of Interactive Data Corporation and a non-executive director of George Weston Limited in Canada.

Rona Fairhead▲ chief financial officer, aged 43, joined the Pearson board and became chief financial officer in June 2002. She also served as deputy finance director from October 2001. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. She is also a non-executive director of HSBC Holdings plc.

Peter Jovanovich chief executive of Pearson Education, aged 56, joined the Pearson board in June 2002. He became chief executive of Pearson Education in 1998. Prior to this he was president of the McGraw-Hill Educational and Professional Group and chairman and CEO of Harcourt Brace Jovanovich. He also serves on the boards of the Association of American Publishers and the Alfred Harcourt Foundation.

Note Peter resigned in January 2005 for health reasons.

Non-executive directors

Terry Burns*†• aged 60, was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited, and a non-executive director of Banco Santander Central Hispana and The British Land Company plc. He was appointed a non-executive director of Pearson in May 1999, and our senior independent director in February 2004.

Reuben Mark*†• aged 66, is chairman and chief executive of the Colgate-Palmolive Company and a non-executive director of Time Warner Inc. He became a non-executive director of Pearson in 1988.

Vernon Sankey*•▲ aged 55, was previously chief executive of Reckitt & Colman plc and is chairman of Photo-Me International plc. He is also a non-executive director of Taylor Woodrow plc and Zurich Financial Services AG. He became a non-executive director of Pearson in 1993.

Rana Talwar†•▲ aged 56, was previously group chief executive of Standard Chartered plc. He became a non-executive director of Pearson in March 2000.

Patrick Cescau*• aged 56, is chairman of Unilever. He became a non-executive director of Pearson in April 2002.

Susan Fuhrman• aged 60, is dean of Penn Graduate School of Education at the University of Pennsylvania. She became a non-executive director of Pearson plc in July 2004. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching, and a member of the Council for Corporate and School Partnerships of the Coca-Cola Foundation.

* a member of the audit committee.
† a member of the personnel committee.
• a member of the nomination committee.
▲ a member of the treasury committee.

FINANCIALS TIME



PROFIT AND LOSS ACCOUNT YEAR ENDED 31 DECEMBER 2004

			2004			2003
All figures in £ millions	Results from operations	Other items	Total	Results from operations	Other items	Total
Sales of which	3,919	–	3,919	4,048	–	4,048
Continuing operations	3,729	–	3,729	3,879	–	3,879
Discontinued operations	190	–	190	169	–	169
Group operating profit of which*	455	(224)	231	490	(264)	226
Continuing operations	433	(215)	218	462	(258)	204
Discontinued operations	22	(9)	13	28	(6)	22
Non operating items	–	9	9	–	6	6
Net finance costs	(69)	–	(69)	(80)	–	(80)
Profit before taxation	386	(215)	171	410	(258)	152
Taxation	(117)	55	(62)	(128)	53	(75)
Profit after taxation	269	(160)	109	282	(205)	77
Equity minority interests	(30)	9	(21)	(28)	6	(22)
Profit for the financial year	239	(151)	88	254	(199)	55
Dividends on equity shares			(201)			(192)
Loss retained			(113)			(137)
Adjusted earnings per share			30.0p			32.0p
Basic earnings per share			11.1p			6.9p
Dividends per share			25.4p			24.2p

*Included within operating profit is £10m (2003: £nil) relating to associates and joint ventures.

CASH FLOW STATEMENT YEAR ENDED 31 DECEMBER 2004

All figures in £ millions	2004	2003 restated
Adjusted operating profit*	455	490
Working capital and other operating movements	(12)	(181)
Net operating expenditure on fixed assets	(21)	11
Operating cash flow	422	320
Integration costs	(4)	(8)
Interest, taxation and dividends	(327)	(327)
Net movement of funds from operations	91	(15)
Acquisitions and disposals	(4)	(59)
Other non operating movements including new equity and purchase of own shares	(7)	4
Net movement of funds	80	(70)
Net debt at beginning of the year	(1,361)	(1,408)
Exchange differences on opening net debt	75	117
Net debt at end of the year	(1,206)	(1,361)

*Before goodwill amortisation. Net debt excludes finance leases.

BALANCE SHEET AS AT 31 DECEMBER 2004

All figures in £ millions	2004	2003 restated
Intangible assets	2,890	3,260
Other fixed assets	538	553
Current assets	2,558	2,523
Creditors – amounts falling due within one year	(1,275)	(1,704)
Net current assets	1,283	819
Total assets less current liabilities	4,711	4,632
Creditors – amounts falling due after more than one year	(1,772)	(1,392)
Provisions for liabilities and charges	(123)	(152)
Net assets	2,816	3,088
Equity shareholders' funds	2,603	2,893
Equity minority interests	213	195
	2,816	3,088

The financial statements were approved by the board of directors on 27 February 2005 and signed on its behalf by Dennis Stevenson and Rona Fairhead.

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF PEARSON PLC

We have examined the summary financial statements of Pearson plc.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Pearson annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the Pearson annual review with the annual financial statements, the directors' report and the report on directors' remuneration, and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Pearson annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

This statement, including the opinion, has been prepared for and only for, the company's members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion In our opinion the summary financial statements are consistent with the annual financial statements, the directors' report and the report on directors' remuneration of Pearson plc for the year ended 31 December 2004 and comply with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, London

27 February 2005

SUMMARY FINANCIAL REVIEW

Adjusted operating profit, on an underlying basis, was up 5% (up 7% for continuing businesses).

Statutory profit before tax was £171m, up £19m, largely as a result of lower goodwill amortisation and a reduced interest charge. The 20 cent weakening in the average US dollar rate against the pound (£1:$1.83 in 2004 against £1:$1.63 in 2003) reduced our reported operating profit.

Goodwill This is the final year of amortisation under UK GAAP, ahead of moving to International Financial Reporting Standards in 2005. The goodwill amortisation charge fell to £224m from £264 in 2003 as a result of the lower dollar exchage rate and the reduction in charges relating to fully amortised assets. There were no impairments in 2004.

Non operating items These reflected gains and losses on the sale or closure of businesses and on the disposal of fixed assets and investments. In 2004 we had profits on the sale of our stakes in Capella and Business.com, which were partially offset by small losses elsewhere.

Interest Net operating interest fell by £11m to £69m, as an increase in floating interest rates was offset by a combination of lower levels of average net debt and a one-off credit of £9m for interest on a repayment of tax in France. The average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling) rose by 0.4%. We were partially protected from these increases by our treasury policy (see page 10 in the governance and financial statements), which put £736m of our year-end debt on a fixed rate basis. As a result, the Group's average net interest rate payable (excluding the £9m credit described above) rose by only 0.25%, to 5%.

Taxation The total tax charge for the year was £62m, representing a 36% rate on pre-tax profits of £171m. This was higher than the UK statutory rate of 30%; as in previous years, this was largely attributable to the fact that the goodwill amortisation charge in the profit and loss account was only partially eligible for tax relief. The total tax charge included credits of £48m relating to previous years; these reflected a combination of progress in settlements with the Revenue authorities and changes to deferred tax balances. The mix of profits between jurisdictions with different tax rates was also a relevant factor; the effect in 2004 was similar to that in 2003.

The tax rate on adjusted earnings reduced from 31.2% in 2003 to 30.3% in 2004, benefiting from prior year credits and the mix of profits.

Minority interests Minority interests were principally a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends The dividend payment of £201m which we are recommending in respect of 2004 represents 25.4p per share – a 5% increase on 2003. The dividend is covered 1.2 times by adjusted earnings and 1.4 times by free cash flow. We seek to maintain a balance between the requirements of our shareholders, including our many private shareholders, for a rising stream of dividend income and the reinvestment opportunities that we see across Pearson. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business.

Pensions Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our people operate 401K (essentially defined contribution) plans. The pension funding level is kept under regular review by the company and the Fund trustees. The scheme was valued as at 1 January 2004 and the next valuation will be at 1 January 2006. As a result of the 2004 valuation, the company agreed to increase contributions to £30m in respect of 2004; to £35m in 2005; and to £41m annually from 2006 to 2014.

Summary financial statement This summary financial statement, including the summary directors' report, was approved by the board on 27 February 2005. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Pearson Group. For further information, the governance and financial statements of Pearson plc should be consulted. If you have not received the full annual report, but wish to do so, please return the request form attached to your proxy form for the annual general meeting. If, however, you are happy to receive the summary report only (which does include a summary financial statement) you need take no action. The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

SUMMARY DIRECTORS' REPORT

The full directors' report is set out on pages 13 to 19 of the governance and financial statements of Pearson plc. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 1 to 12 of the governance and financial statements and on pages 16 to 25 of this annual review.

Results and dividend The profit for the financial year ended 31 December 2004 was £88m (2003: £55m). The loss retained for the year was £113m (2003: £137m) and has been transferred to reserves. A final dividend of 15.7p per share is recommended for the year ended 31 December 2004. This, together with the interim dividend already paid, makes a total for the year of 25.4p (2003: 24.2p). The final dividend will be paid on 6 May 2005 to shareholders on the register at the close of business on 8 April 2005, the record date.

Directors The present members of the board, together with their biographical details, are shown on page 26. Five directors, Marjorie Scardino, Rona Fairhead, Patrick Cescau, Reuben Mark and Vernon Sankey will retire by rotation and stand for re-election. Susan Fuhrman, who was appointed to the board on 27 July 2004, retires from office in accordance with the articles of association of the company and will offer herself for reappointment. Patrick Cescau, Reuben Mark, Vernon Sankey and Susan Fuhrman as non-executive directors of the company, do not have service contracts.

Corporate governance The full directors' report, including the report on directors' remuneration which has been considered and adopted by the board, is contained in the governance and financial statements, copies of which are obtainable from the company. These reports describe how the company has applied the principles and complied with the provisions of the Combined Code on corporate governance, as well as giving reasons for any non-compliance. The company also complies with the best practice provisions on remuneration matters prescribed in Schedule A of the Combined Code on corporate governance, and has done so throughout the year ended 31 December 2004. The tables on pages 34 and 35 give information on directors' remuneration, pension positions and interests in Pearson shares.

For the full directors' report go to the Pearson annual report 2004 at www.pearson.com.

Annual general meeting (AGM) The notice convening the AGM to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 31 March 2005.

Philip Hoffman, Secretary

27 February 2005

SUMMARY REPORT ON DIRECTORS' REMUNERATION

This is a summary of the full report on directors' remuneration set out on pages 20 to 35 of the governance and financial statements 2004.

The personnel committee Reuben Mark chairs the personnel committee; the other members of the committee during 2004 were Terry Burns and Rana Talwar. All three members of the committee are independent non-executive directors.

The committee's terms of reference are set out on the company's website.

Remuneration policy Pearson seeks to generate a performance culture by operating programmes that support its business goals and reward their achievement. It is the company's policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson's financial success.

Performance We set out below Pearson's total shareholder return performance relative to the FTSE All-Share index (of which Pearson is a constituent) on an annual basis over the five-year period 1999 to 2004. We have chosen this index on the basis that it is a recognisable reference point and appropriate comparator for the majority of our investors.

Remuneration Total remuneration is made up of fixed and performance-linked elements. Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual bonus, bonus share matching and long-term incentives.


Total shareholder return
Pearson
FTSE All-Share
125
100
75
50
25
00
01
02
03
04

Base salary Our policy is that the base salaries of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of companies of comparable size and global reach in different sectors including the media sector in the UK and selected media companies in North America to make this comparison. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our salaries were not competitive.

Our policy is to review salaries annually.

Other emoluments It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we recognise the requirements, circumstances and mobility of individual executives.

Annual bonus The committee establishes the annual bonus plans for the executive directors and the chief executives of the company's principal operating companies, including performance measures and targets and the amount of bonus that can be earned.

The performance measures relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the committee establishes performance thresholds, targets and maxima for different levels of payout.

For 2005, the performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share, cash flow and working capital as a ratio to sales. For subsequent years, the measures will be set at the time.

For 2005, the committee reviewed the target annual bonus opportunity for the CEO, based on an assessment of market practice by Towers Perrin, and increased it from 75% to 100% of base salary. The committee is satisfied with the CEO's resulting target total direct compensation relative to the market and the increase in the proportion of her compensation that is performance-related. The target annual incentive opportunity for the other executive directors and other members of the Pearson Management Committee remains 75% of salary. The maximum bonus for performance in excess of target remains in all cases, including the CEO, 150% of salary.

The committee may award individual discretionary bonuses.

Actual pay-outs for 2004 averaged 107% of salary.

Bonus share matching The company encourages executive directors and other senior executives to hold Pearson shares. The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one-for-one) after five years.

Long-term incentives Executive directors, senior and other executives and managers are eligible to participate in Pearson's long-term incentive plan introduced in 2001. The plan consists of two parts: stock options and/or restricted stock. The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way.

The principles underlying it are as follows:

> the committee uses an accepted economic valuation model to determine the impact of any performance conditions and calculate the relative value of both stock options and restricted stock;

> based on these values, the committee establishes guidelines each year for the expected value of awards i.e. their net present value after taking into account all the conditions, and in particular, the probability that any performance conditions will be met;

> the maximum expected value of awards for executive directors is based on an assessment by the committee's independent advisers of market practice for comparable companies. Actual awards for 2004 were below the maximum policy levels set out in the 2003 report;

> no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans in any 10-year period commencing in January 1997;

> awards of restricted stock are satisfied using existing shares.

For 2005, the committee will be able to make awards under the long-term incentive plan in the form of both restricted stock and stock options although, at the date of publication of this report, no decision had been made.

Service agreements For health reasons, Peter Jovanovich stood down as a director of the company on 31 January 2005, but remains entitled to contractual short- and long-term disability and other benefits. These arrangements are set out in an agreement dated 28 January 2005.

In accordance with policy, all continuing executive directors have rolling service agreements with one or more group companies under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.

These service agreements provide that the company may terminate these agreements by giving 12 months' notice and specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate, but not excessive, compensation for loss of office.

Directors' remuneration was as follows:

All figures in £000s	2004 Salaries/fees	2004 Bonus	2004 Other†	2004 Total	2003 Total
Chairman					
Dennis Stevenson	325	–	–	325	275
Executive directors					
Marjorie Scardino	645	831	62	1,538	879
David Bell	375	483	16	874	491
Rona Fairhead	390	503	14	907	493
Peter Jovanovich	473	571	8	1,052	695
John Makinson	460	119	212	791	809
Non-executive directors					
Terry Burns	35	–	–	35	35
Patrick Cescau	35	–	–	35	35
Susan Fuhrman (appointed 27 July 2004)	18	–	–	18	–
Reuben Mark	47	–	–	47	47
Vernon Sankey	40	–	–	40	40
Rana Talwar	35	–	–	35	35
Total	2,878	2,507	312	5,697	3,834
Total 2003	2,795	714	325	–	3,834

†Other emoluments exclude pension contributions and include £37,955 in respect of housing costs for Marjorie Scardino and a location and market premium of £184,517 for John Makinson.

The interests of directors were as follows:

	Ordinary shares at 1 Jan 04	Ordinary shares at 31 Dec 04	Restricted shares at 1 Jan 04	Restricted shares at 31 Dec 04	Share options 1 Jan 04	Share options 31 Dec 04
Dennis Stevenson	163,268	167,043	–	30,000	2,512	3,556
Marjorie Scardino	93,733	127,761	643,566	975,648	540,194	540,194
David Bell	56,492	77,305	326,095	455,969	181,188	181,627
Terry Burns	3,133	4,089	–	–	–	–
Patrick Cescau	–	–	–	–	–	–
Rona Fairhead	9,622	12,710	279,594	449,803	60,000	61,904
Susan Fuhrman	–	551	–	–	–	–
Peter Jovanovich	56,450	86,461	453,587	491,639	459,724	459,724
John Makinson	39,214	115,898	393,894	511,184	409,773	351,853
Reuben Mark	13,561	14,798	–	–	–	–
Vernon Sankey	2,992	3,943	–	–	–	–
Rana Talwar	4,346	8,152	–	–	–	–

Note 1 Ordinary shares includes both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after tax bonus in Pearson stock under the annual bonus share matching plan.

Note 2 Restricted shares comprise awards made under the reward, annual bonus share matching and long-term incentive plans. The number of shares that may vest, subject to any performance conditions being met.

Note 3 Executive directors of the company, as possible beneficiaries, are also deemed to be interested in the Pearson Employee Share Trust and the Pearson Employee Share Ownership Trust, the trustees of which held 82,840 and 6,774,054 Pearson ordinary shares of 25p each respectively at 31 December 2004 and also at 28 February 2005.

Note 4 At 31 December 2004, Marjorie Scardino, John Makinson and David Bell each held 1,000 shares in Recoletos Grupo de Comunicación S.A. Dennis Stevenson held 8,660 shares. John Makinson held 1,000 shares in Interactive Data Corporation.

Note 5 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

SHAREHOLDER INFORMATION

Payment of dividends to mandated accounts Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP) The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

Personal Equity Plans (PEPs) and Individual Savings Accounts (ISAs) The government no longer permits investment to be made in PEPs, although existing PEPs may be continued. Existing Corporate PEP and Single Company PEP holders who require further information about their PEPs should ring the HBOS helpline on 0870 606 6417. Lloyds TSB Registrars offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

Low cost share dealing facilities A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of buying and selling Pearson shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars, telephone 0870 242 4244 for details.

ShareGift The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small holdings of shares, whose value makes them uneconomic to sell. Details can be obtained from the ShareGift website at www.sharegift.org or by telephoning 020 7337 0501.

Shareholder information online Lloyds TSB Registrars provide a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com, from www.ft.com or from Financial Times CityLine (telephone 0906 843 3620).

American Depositary Receipts (ADRs) Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888 BNY ADRs (toll free within the US) or (1) 610 382 7836 (outside the US), or email shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

Advisers

Auditors PricewaterhouseCoopers LLP
Bankers HSBC Bank Plc
Brokers JPMorgan Cazenove Limited, Citigroup
Financial advisers Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited
Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

PRINCIPAL OFFICES WORLDWIDE

Pearson (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas
New York City, NY 10019 USA
T +1 212 641 2400
F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

Pearson Education
One Lake Street, Upper Saddle River
NJ 07458 USA
T +1 201 236 7000
F +1 515 284 6719
firstname.lastname@pearsoned.com
www.pearsoned.com

The Financial Times Group
Number One Southwark Bridge
London SE1 9HL UK
T +44 (0)020 7873 3000
F +44 (0)020 7873 3076
firstname.lastname@ft.com
www.ft.com

The Penguin Group (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@penguin.co.uk
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City
NY 10014 USA
T +1 212 366 2000
F +1 212 366 2666
firstname.lastname@uspenguingroup.com
us.penguingroup.com

2005 Financial Calendar

6 April Ex-dividend date

8 April Record date

21 April Last date for dividend reinvestment election

29 April Annual general meeting

6 May Payment date for dividend and share purchase date for dividend reinvestment

25 July Interim results

23 September Interim dividend

Design Radley Yeldar
Illustration Kevin 'KAL' Kallagher
Print CTD Printers Ltd

This review is printed on paper which is
produced from sustainable forests and is made
from totally chlorine-free pulp.

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